LPS®

LENDER PROCESSING SERVICES



2011 ANNUAL REPORT



INNOVATIVE **TECHNOLOGY**

COMMITMENT TO **CUSTOMERS**



Table of Contents



Who is LPS?



LPS is a team of more than 8,000 professionals committed to delivering innovative solutions, providing superior customer support and operating with integrity.

Through this commitment and our continued focus on helping our clients, we've become trusted partners and respected leaders.

Get to know LPS.



Financial Highlights[1]

(in millions, except per share data)

YEAR ENDED DECEMBER 31,	2011	2010	2009	2008
Performance Data:				
Revenue	$2,090.1	$2,376.9	$2,299.1	$1,775.6
Operating Income	290.2	580.1	565.0	460.5
Adjustments[2][4]	135.4	14.1	9.0	5.4
Adjusted Operating Income	425.6	594.2	574.0	465.9
Net Earnings	$96.5	$302.3	$275.7	$230.9
Adjustments, net of tax[2]	121.4	8.7	5.5	3.1
Pro Forma Interest Expense, net of tax[3]	–	–	–	(28.1)
Purchase Price Amortization, net of tax	11.0	15.4	19.0	24.8
Adjusted Net Earnings	228.9	326.4	300.3	230.7
Adjusted Net Earnings Per Diluted Share	$2.68	$3.50	$3.12	$2.41
Weighted Average Shares – Diluted	85.7	93.6	96.2	95.8
Dividends per Common Share	$0.40	$0.40	$0.40	$0.20
Cash Flow Data:				
Net Cash Provided by Operating Activities	$477.9	$448.7	$443.7	$363.9
Cash Impact of Adjustments and Pro Forma Interest Expense, net of tax[2][3]	8.2	1.5	4.3	(25.0)
Adjusted Net Cash Provided by Operating Activities	486.0	450.2	448.0	338.8
Capital Expenditures	(104.9)	(108.3)	(98.8)	(62.3)
Adjusted Free Cash Flow	381.2	342.0	349.2	276.5
Balance Sheet Data:				
Cash and Cash Equivalents	$77.4	$52.3	$70.5	$126.0
Total Assets	2,245.4	2,251.8	2,197.3	2,103.6
Total Debt	1,149.2	1,249.4	1,289.4	1,547.5
Total Stockholders' Equity	488.0	526.2	455.9	202.4
Treasury Stock Repurchases	(136.9)	(246.5)	(22.8)	–

Note: may not total due to rounding.

(1) U.S. Generally Accepted Accounting Principles (GAAP) is the term used to refer to the standard framework of guidelines for financial accounting. GAAP includes the standards, conventions, and rules accountants follow in recording and summarizing transactions, and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, LPS reports several non-GAAP measures, including "adjusted operating income" (GAAP operating income adjusted for the impact of certain charges, if applicable); "adjusted net earnings" (GAAP net earnings adjusted for the impact of certain charges, if applicable, plus the after-tax purchase price amortization of intangible assets added through acquisitions); "adjusted net earnings per diluted share" (adjusted net earnings divided by diluted weighted average shares); and "adjusted free cash flow" (net cash provided by operating activities less additions to property, equipment and computer software, as well as the cash impact of certain charges, if applicable). LPS provides these measures because it believes that they are helpful to investors in comparing year-over-year performance in light of certain non-recurring charges, and to better understand our financial performance, competitive position and future prospects. Non-GAAP measures should be considered in conjunction with the GAAP financial presentation and should not be considered in isolation or as a substitute for GAAP measures.
(2) Reflects the impact of certain charges including, but not limited to, legal and regulatory, personnel, asset impairment and debt refinancing.
(3) Represents the pro forma interest expense associated with the $1.6 billion in debt incurred by LPS on July 2, 2008, in connection with the spin-off, assuming the spin-off occurred on January 1, 2008.
(4) Reflects certain charges related to continuing operations.

Forward-Looking Statements

This report contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are based on management's beliefs, as well as assumptions made by, and information currently available to, management and actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks are detailed in the "Statement Regarding Forward-Looking Information," "Risk Factors" and other sections of our Form 10-K and other filings with the Securities and Exchange Commission.



LPS Management Team
(pictured left to right)

Company Overview

LPS delivers innovative technology, comprehensive services and powerful data and analytics to the nation's top mortgage lenders, servicers and investors. As a proven and trusted partner with deep client relationships, LPS offers the only end-to-end suite of solutions that provides major U.S. banks and many federal government agencies the technology and data needed to support mortgage lending and servicing operations, help meet unique regulatory and compliance requirements and mitigate risk.

LPS creates these strategic partnerships by delivering valuable solutions through two primary business segments: Technology, Data and Analytics (TD&A) and Loan Transaction Services (LTS). Through these two segments, LPS is positioned to deliver value to our clients and our shareholders.

These integrated solutions support origination, servicing, portfolio retention and default servicing. LPS' servicing solutions include MSP, the industry's leading loan servicing platform that is used to service approximately 50 percent of all U.S. mortgages by dollar volume. The Company's origination solutions include enterprise-wide loan origination technologies that help ensure quality loans are manufactured to meet investor requirements. LPS is also committed to providing a comprehensive range of technology and services to the default segment of the mortgage industry, as well as offering proprietary mortgage and real estate data and analytics for the mortgage and capital markets industries.

LPS is headquartered in Jacksonville, Florida, and employs more than 8,000 professionals. For more information about the company, please visit www.LPSVCS.com.

(back row)
Dan Scheuble, Chief Operating Officer

Jenny Alvarado, Treasurer

Tom Schilling, Chief Financial Officer

Chris Breakiron, Chief Accounting Officer

Nancy Murphy, Investor Relations

Greg Williamson, Human Resources

Joe Jacquot, Government Relations

(front row)
Grace Brasington, Chief Risk Officer

Todd Johnson, General Counsel and Corporate Secretary

Sheryl Newman, Deputy General Counsel

Hugh Harris, President and Chief Executive Officer

Michelle Kersch, Corporate Communications and Marketing

Joe Nackashi, Chief Information Officer

Bill Griffin, Sales and Marketing

(not pictured)
Janine Pappas, Internal Audit

To Our Shareholders:

Despite the many challenges in the mortgage industry in 2011, LPS generated revenue of $2.1 billion, adjusted operating income of $425.6 million and a record level of adjusted free cash flow of $381 million. This success demonstrates that our business model remains sound in this new and evolving mortgage marketplace and offers shareholders long-term value in the years ahead.

When I joined LPS in October, we began implementing key business and operational initiatives to do two things: 1) drive long-term growth and 2) reduce LPS' overall risk profile. We believe we have made significant progress on both, and we begin 2012 as a different and improved company.

OUR BUSINESS MODEL

These improvements help bolster our competitive position in the market. LPS is the only company to provide a full, end-to-end suite of solutions to the mortgage industry. This unique advantage has enabled the Company to expand market share, even during periods of cyclical decline.

Our business model operates in two segments: Technology, Data and Analytics (TD&A) and Loan Transaction Services (LTS). In 2011, the TD&A segment generated its third consecutive year of revenue growth, with revenue of $741 million and operating income of $236 million. This growth was the result of selling more technology solutions to existing customers, converting new customers to LPS servicing technologies and adding value through our expertise in consulting and conversion engagements. For example, during the year, we introduced the Loan Quality Gateway, a platform that enhances transparency and helps ensure quality loans are constructed to meet investor requirements. We have also enhanced our innovative LPS Desktop® technology and our trusted and proven MSP platform to create solutions that help our clients support emerging national servicing standards and new laws and regulations.

In the LTS segment, revenue decreased to $1.4 billion due to lower transaction volumes as refinancing activity declined, and foreclosure proceedings were delayed. Nonetheless, LTS increased market share, outperformed industry metrics and generated solid operating income of $290 million. Our streamlined title and closing services were used to support many of the loans that were refinanced through the government's first Home Affordable Refinance Program (HARP 1), and the Company is well-positioned to support lenders with HARP 2. Moreover, when transaction volume returns to more normalized levels, we believe we are in a strong position to capture greater market share and higher margins.

BUSINESS REVIEW

After a thorough review of our operations, we took a series of actions to improve performance, reduce risk and strengthen our balance sheet. We exited several non-core businesses, taking a fourth quarter charge of $26 million on businesses generating $51 million in revenue and an adjusted operating loss of $18 million in 2011. As industry volume declined in 2011, we rationalized our cost structure by removing $40 million in annual operating expenses. We also restructured our Default Services organization, installed new management, and streamlined our business processes and procedures. Lastly, we reduced debt by $100 million and increased liquidity by refinancing and increasing our credit facilities.

We accomplished each one of these measures, while preserving the integrity of our core business, which provides solutions on which our clients depend. In fact, LPS' core services are more in demand than ever, especially given changes to the current regulatory environment.

STRONG MANAGEMENT TEAM

Where it was needed, we made changes to our management team. Today, we believe we have the right people in the right positions. Our senior managers average more than 25 years of industry experience, operate with integrity and are committed to the Company's goals. Our focus is two-fold: maintain long-term relationships with our clients and deliver value to our shareholders.

EXPANDED CUSTOMER RELATIONSHIPS

LPS continues to expand client relationships. Currently, 18 of the top 20 servicers use LPS' MSP and/or LPS Desktop servicing technologies. We know these clients well, and as a result of our proven capabilities, have been able to grow these relationships by adding new solutions. In fact, we signed 22 new contracts for our servicing technologies in 2011.


"Progress is never made by standing still, so we've taken bold steps to increase the value we deliver to our clients, positioning LPS for long-term growth and increasing shareholder value."

Hugh Harris
President and Chief Executive Officer

REGULATORY ENVIRONMENT

Another top priority is to resolve our regulatory and legal issues in the best interest of our Company, clients, shareholders and employees, and create a strong compliance culture. We are aspiring to achieve the "Gold Standard," which represents our commitment to compliance – operating with integrity, and continuously reviewing and improving all we do. During the past year, LPS' default-related businesses underwent a six-month-long independent risk review. This review was conducted by a highly respected risk advisory firm made up of experienced former federal financial regulators. At the end of this process, we believe LPS will be the only provider of technology and services to the mortgage industry that has undergone such a thorough regulatory examination and risk review.

LOOKING AHEAD

We would like to thank all of our shareholders for your continued support of LPS and the members of our Board of Directors for their contributions. We would especially like to thank John Farrell, who retired from the LPS Board in December 2011.

Today, LPS is committed to operational excellence in all we do, and we are well-positioned for growth through our innovative solutions and strong client relationships. Although we anticipate another challenging year, our priorities in 2012 are to focus on three key areas that are critically important to our Company and to our client partnerships.

1. Customer Focus: LPS is a trusted business partner to our clients, and we are committed to delivering both operational and strategic value to them. We will continue to focus on growth through increasing the depth and breadth of solutions and services with existing clients, while signing new clients to our servicing, default and loan origination technologies, transaction services and data and analytics offerings.

2. Innovative Technology: At LPS, our commitment to service and innovation drives everything we do. In 2011, we invested $105 million in our operations, including developing technology solutions to meet changing regulatory requirements. Our goal is to redefine "best-in-class" by delivering innovation to meet changing loan servicing and regulatory standards to help ensure our clients are well-positioned for success. We have more than 200 individuals from our technology and servicing groups committed daily to addressing regulatory compliance needs.

3. Resolution of Regulatory and Legal Issues: We remain committed to working with regulators, legislators and third parties to resolve our legal matters in the best interest of our Company, clients, shareholders and employees.

We believe the actions we've taken make LPS a stronger, more competitive company. We have a seasoned, well-respected leadership team resolute in its commitment to excellence and more than 8,000 employees dedicated to our customers. We have the technology and services our customers need and the innovation to change with the mortgage industry. We believe this combination is the right formula to deliver long-term shareholder value.



Hugh R. Harris
President and Chief Executive Officer

Board of Directors

Lee A. Kennedy
Executive Chairman of the Board
Lender Processing Services, Inc.

Hugh R. Harris
President and Chief Executive Officer
Lender Processing Services, Inc.

Alvin R. (Pete) Carpenter
Lead Director
Retired Vice Chairman
CSX Corporation

Philip G. Heasley
President and Chief Executive Officer
ACI Worldwide, Inc.

David K. Hunt
Former Chairman
OnVantage, Inc.

James K. Hunt
Chairman, Chief Executive Officer
and Chief Investment Officer
THL Credit, Inc.

Susan E. Lester
Retired Chief Financial Officer
Homeside Lending, Inc.

Committees

- Audit
- Compensation
- Corporate Governance and Nominating
- Compliance Subcommittee
- Committee Chairperson

Executive Officers

Lee A. Kennedy
Executive Chairman of the Board

Hugh R. Harris
Director, President and
Chief Executive Officer

Todd C. Johnson
Executive Vice President,
General Counsel and Corporate
Secretary

Joseph M. Nackashi
Executive Vice President
and Chief Information Officer

Daniel T. Scheuble
Executive Vice President
and Chief Operating Officer

Thomas L. Schilling
Executive Vice President
and Chief Financial Officer

Christopher P. Breakiron
Senior Vice President
and Chief Accounting Officer

SEC Mail Processing Section

APR 09 2012

Washington DC 405

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File No. 001-34005

Lender Processing Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**26-1547801**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
601 Riverside Avenue Jacksonville, Florida	**32204**
(Address of principal executive offices)	*(Zip Code)*

(904) 854-5100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the registrant's common stock held by non-affiliates was $1,748,121,500 based on the closing sale price of $20.91 on June 30, 2011 as reported by the New York Stock Exchange. For the purposes of the foregoing sentence only, all directors and executive officers of the registrant were assumed to be affiliates. The number of shares outstanding of the registrant's common stock, $0.0001 par value per share, was 84,414,611 as of January 31, 2012.

The information in Part III hereof is incorporated herein by reference to the registrant's Proxy Statement on Schedule 14A for its 2012 annual meeting of shareholders, to be filed within 120 days after the close of the fiscal year that is the subject of this Report.

LENDER PROCESSING SERVICES, INC.

2011 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

Except as otherwise indicated or unless the context otherwise requires, all references to "LPS," "we," the "Company," or the "registrant" are to Lender Processing Services, Inc., a Delaware corporation that was incorporated in December 2007 as a wholly-owned subsidiary of FIS, and its subsidiaries; all references to "FIS," the "former parent," or the "holding company" are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., and its subsidiaries, that owned all of LPS's shares until July 2, 2008; and all references to "FNF" are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc.).

PART I

Item 1. *Business.*

Overview

We are a provider of integrated technology and services to the mortgage lending industry, with market leading positions in mortgage processing and default management services in the U.S. We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services, which produced approximately 35% and 65%, respectively, of our revenues for the year ended December 31, 2011. A large number of financial institutions use our solutions. Our technology solutions include our mortgage processing system, which automates all areas of loan servicing, from loan setup and ongoing processing to customer service, accounting and reporting. Our technology solutions also include our Desktop system, which is a middleware enterprise workflow management application designed to streamline and automate business processes. Our loan transaction services include our default management services, which are used by mortgage lenders, servicers and other real estate professionals to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions by national lenders and loan servicers.

Prior to July 2, 2008, the Company was a wholly-owned subsidiary of FIS. In October 2007, the board of directors of FIS approved a plan of restructuring pursuant to which FIS would spin off its lender processing services segment to its shareholders in a tax free distribution. Pursuant to this plan of restructuring, on June 16, 2008, FIS contributed to us all of its interest in the assets, liabilities, businesses and employees related to FIS's lender processing services operations in exchange for shares of our common stock and $1,585.0 million aggregate principal amount of our debt obligations. On July 2, 2008, FIS distributed to its shareholders a dividend of one-half share of our common stock, par value $0.0001 per share, for each issued and outstanding share of FIS common stock held on June 24, 2008, which we refer to as the "spin-off." Also on July 2, 2008, FIS exchanged 100% of our debt obligations for a like amount of FIS's existing Tranche B Term Loans issued under its Credit Agreement dated as of January 18, 2007. The spin-off was tax-free to FIS and its shareholders, and the debt-for-debt exchange undertaken in connection with the spin-off was tax-free to FIS.

Information about Reporting Segments

We offer a suite of solutions across the mortgage continuum, including technology applications, data, analytics, loan facilitation services and default management services. Our two reporting segments are Technology, Data and Analytics and Loan Transaction Services. We provide our solutions to many of the top 50 U.S. banks, as well as a number of other financial institutions, mortgage lenders, mortgage loan servicers, and other real estate professionals.

In our Technology, Data and Analytics segment, our principal technology solutions are software applications provided to mortgage lenders and other lending institutions, together with related support and services. Our technology solutions primarily consist of mortgage processing and workflow management software applications. The long term nature of most of our contracts in this business provides us with substantial recurring revenues. Our revenues from mortgage processing are generally based on the number of active mortgages on our mortgage servicing platform in a given period. Our other technology solutions include our Desktop application, which at present is deployed primarily to customers utilizing our default management services. We generally earn revenues from our Desktop application on a per transaction basis. Our data and analytics offerings primarily consist of our alternative valuation services, real estate and mortgage data, modeling and forecasting and analytical tools. For 2011, the Technology, Data and Analytics segment generated $740.7 million, or approximately 35%, of our consolidated revenues from continuing operations.

Our Loan Transaction Services segment consists principally of our loan facilitation services and our default management services. Our loan facilitation services consist primarily of settlement services, such as title agency and closing services, traditional appraisals and appraisal management services and other origination and real estate-related services. Each of these services is provided through a centralized delivery channel in accordance with a lender's specific requirements, regardless of the geographic location of the borrower or property. Our default management services, including title, posting and publication, property preservation, asset management services and administrative support, are provided to national lenders, loan servicers and other real estate professionals to enable them to better manage some or all of the business processes necessary to take a loan and the underlying property through the default, foreclosure and disposition process. Our revenues from our Loan Transaction Services segment in

2011 were $1,355.5 million, or approximately 65%, of our consolidated revenues from continuing operations.

In 2011, 2010 and 2009, all of our revenues were from sources within the U.S. and Puerto Rico.

Technology, Data and Analytics

Our Technology, Data and Analytics segment offers leading software systems and information solutions that facilitate and automate many of the business processes across the life cycle of a mortgage. Our customers use our technology and services to reduce their operating costs, improve their customer service and enhance the quality and consistency of various aspects of their mortgage servicing. We continually work with our customers to customize and integrate our software and services in order to assist them in achieving the value proposition that we offer to them.

Technology. The primary applications and services of our technology businesses include:

- *MSP.* Our mortgage servicing platform, or MSP, is an application that automates loan servicing, including loan setup and ongoing processing, customer service, accounting and reporting to the secondary mortgage market, and federal regulatory reporting. MSP serves as the core application through which our customers keep the primary records of their mortgage loans. MSP processes a wide range of loan products, including fixed-rate mortgages, adjustable-rate mortgages, construction loans and daily simple interest loans. Our capabilities on our MSP platform also include processing home equity lines of credit, or HELOCs. We believe MSP provides a more robust system for addressing HELOCs in areas such as loss mitigation, escrow tracking and regulatory reporting than the software systems that many banks have historically used to process these loans, which are based on credit card systems.

  When a bank hires us to process its mortgage portfolio, we provide the hardware and the skilled personnel whose role is to keep the system up and running 24 hours a day, seven days a week; to keep the programs and interfaces running smoothly; and to make the system and application changes needed to upgrade the processes and ensure compliance with regulatory changes. We also undertake to perform the processing securely. The bank customer is responsible for all external communications and all keying or other data input, such as reflecting when checks or other payments are received from its loan customers.

- *Desktop.* We have developed a web-based workflow information system, which we refer to as Desktop. The Desktop application can be used for managing and automating a wide range of different workflow processes. It can also be used to organize images of paper documents within a particular file, to capture information from imaged documents, to manage invoices and to provide multiple users access to key data needed for various types of monitoring and process management.

- *Other software applications.* We offer various software applications and services that facilitate the origination of mortgage loans in the U.S. For example, we offer a loan origination software system, known as Empower, which is used by banks, savings & loans and mortgage bankers to automate the loan origination process. Empower provides credit bureau integration and interfaces with MSP, automated underwriting systems used by the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac, and various vendors providing settlement services. We also offer RealEC, a collaborative vendor network for the mortgage industry. The RealEC network enables lenders and their business partners to electronically connect, collaborate and automate their business processes and to electronically order and route settlement services. Our Loan Quality Gateway, an integrated platform that helps lenders to meet loan quality requirements established by the government-sponsored enterprises and the Federal Housing Finance Agency, utilizes our RealEC technology.

We build all of our technology platforms to be scalable, highly secure, flexible, standards-based, and web connected. Standards and web connectivity ensure that our products are easy to use for our customers. Further, we can bring solutions to market quickly due to investments that we have made in integrating our technology.

Data and analytics. In addition to our technology applications, this segment provides data and analytics solutions that are used in different steps in the life cycle of a mortgage. Our primary data and analytics services are:

- *Alternative valuation services.* We offer a broad range of property valuation services that allow our customers to match their risk of loss with alternative forms of property valuations, depending upon their needs and regulatory requirements. These include, among others, automated valuation models, broker price opinions, collateral risk scores, appraisal review services and valuation reconciliation services. To deliver these services, we utilize artificial intelligence software, detailed real estate statistical analysis, and modified physical property inspections.

- *Data and information.* We acquire and aggregate real estate property and loan data on a national level and make such data available to our customers in a single database with a standard, normalized format. We also offer a number of value added services that enable our customers to utilize this data to assess risk, determine property values, track market performance, generate leads and mitigate risk.

The following table sets forth our revenues from continuing operations for the last three years from our mortgage processing services and other technology, data and analytics in this segment (in thousands):

	2011	2010	2009
Mortgage processing	$ 417,586	$ 402,692	$ 387,872
Other Technology, Data and Analytics	323,106	290,572	250,460
Total segment revenues	$ 740,692	$ 693,264	$ 638,332

Loan Transaction Services

Our Loan Transaction Services segment offers customized outsourced business process and information solutions. We work with our customers to set specific parameters regarding the services they require, and where practicable, provide a single point of contact with us for these services.

Loan facilitation services. This segment includes the following services:

- Settlement services. We offer centralized title agency and closing services to our customers. Our title agency services include conducting title searches and preparing an abstract of title, reviewing the status of title in a title commitment, resolving any title exceptions, verifying the payment of existing loans secured by a subject property, verifying the amount of prorated expenses and either arranging for or issuing a title insurance policy by a title insurance underwriter. Our closing management services include preparing many of the documents used in connection with the closing. We work with independent closing agents that are trained to close loans in accordance with the lender's instructions, and independent notaries who are available to promptly assist with the closing. Due to the centralized nature of our title and closing operations, our settlement services are typically utilized in connection with refinancing transactions.

- Appraisal services. We operate an appraisal management company, which contracts with independent appraisers to provide traditional appraisals. Traditional property appraisal services involve labor intensive inspections of the real property in question and of comparable properties in the same and similar neighborhoods, and typically take weeks to complete. These services are typically provided in connection with first mortgages.

- Other origination services. We offer lenders real estate tax information and federal flood zone certifications in connection with the origination of new mortgage loans. We also offer monitoring services that will notify a lender of any change in flood zone status during the life of a loan.

Default management services. In addition to loan facilitation services, our Loan Transaction Services segment offers default management services. These services allow our customers to efficiently manage the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process. We offer a full spectrum of services relating to the management of defaulted loans, from initial property inspection through the eventual disposition of our customer's asset. Based on a customer's needs, our default management services can be provided individually or, more commonly, as part of a solution that integrates one or more of those services with our technology applications, such as the Desktop application. Our default management services include:

- Property inspection and preservation services. At the onset of a loan default, our services are designed to assess and preserve the value of the property securing the loan. For example, through independent inspectors we provide inspection services, including daily reports on vacant properties, occupancy inspections and disaster and insurance inspections. We also offer property preservation and maintenance services, such as lock changes, window replacement, lawn service and debris removal, through independent contractors.

- Foreclosure services. We offer lenders, servicers and their attorneys certain administrative and support services in connection with managing foreclosures. We also offer comprehensive posting and publication of foreclosure and auction notices, and conduct mandatory title searches, in each case as necessary to meet state statutory requirements for foreclosure.

- *Asset management, default title and settlement services.* After a property has been foreclosed, we provide services that aid our customers in managing their real estate owned, or REO, properties, including property preservation field services. We also offer a variety of title and settlement services relating to the lender's ownership and eventual sale of REO properties. Finally, we offer advisory and management services to facilitate a lender's REO sales.

The following table sets forth our revenues from continuing operations for the last three years from our loan facilitation and default management services in this segment (in thousands):

	2011	2010	2009
Loan facilitation services	$ 539,303	$ 631,313	$ 544,997
Default management services	816,188	1,060,113	1,137,311
Total segment revenues	$ 1,355,491	$ 1,691,426	$ 1,682,308

Corporate

In addition to our two reporting segments, we also have a corporate segment, which includes costs and expenses not allocated to our two reporting segments as well as certain smaller investments and operations.

Customers

We have numerous customers in each category of service that we offer across the mortgage continuum. A significant focus of our marketing efforts is on the top 50 U.S. banks, although we also provide our services to a number of other financial institutions, mortgage lenders, mortgage loan servicers, attorneys, trustees and real estate professionals.

Our most significant customer relationships tend to be long-term in nature and we typically provide an extensive number of services to each customer. Because of the depth of these relationships, we derive a significant portion of our aggregate revenue from our largest customers. For example, in 2011, our largest customer, Wells Fargo Bank, N.A. ("Wells Fargo"), accounted for approximately 21.5% of our consolidated revenue and approximately 11.0% and 27.2% of the revenue from our Technology, Data and Analytics and Loan Transaction Services segments, respectively. JPMorgan Chase Bank, N.A. ("JPMorgan Chase"), our second largest customer, accounted for approximately 17.4% of our consolidated revenues and approximately 17.6% and 17.2% of the revenues of our Technology, Data and Analytics and Loan Transaction Services segments, respectively. Our five largest customers accounted for approximately 55.5% of our consolidated revenues and approximately 38.8% and 64.7% of the revenue of our Technology, Data and Analytics and Loan Transaction Services segments, respectively. However, the revenues in each case are spread across a range of services, and are subject to multiple separate contracts. Although the diversity of the services we provide to each of these customers reduces the risk that we would lose all of the revenues associated with any of these customers, a significant deterioration in our relationships with or the loss of any one or more of these customers could have a significant impact on our results of operations. See "Risk Factors — Our results of operations may be affected by the nature of our relationships with our largest customers or by our customers' relationships with the government-sponsored enterprises."

Sales and Marketing

Sales Force

We have teams of experienced sales personnel with subject matter expertise in particular services or in the needs of particular types of customers. A significant portion of our potential customers in each of our business lines is targeted via direct and/or indirect field sales, as well as inbound and outbound telemarketing efforts. Marketing activities include direct marketing, print advertising, media relations, public relations, tradeshow and convention activities, seminars and other targeted activities. As many of our customers use a single service, or a combination of services, our direct sales force also targets existing customers to promote cross-selling opportunities. These individuals also support the efforts of our Office of the Enterprise, discussed below.

Office of the Enterprise

The broad range of services we offer provides us with the opportunity to expand our sales to our existing customer base through cross-selling efforts. We have established a core team of senior managers to lead account management and cross-selling of the full range of our services to existing and potential customers at the top 50 U.S. lending institutions. The individuals who participate in this effort, which we coordinate through our Office of the Enterprise, spend a significant amount of their time on sales and marketing efforts.

As part of the Office of the Enterprise operations, we engage in strategic account reviews, during which our executives share their knowledge of clients and the market in order to determine the best sales approach on a client-by-client basis. The Office of the Enterprise provides us with a more cohesive sales force and reduces confusion over client responsibility. As a result, we have created an effective cross-sell culture within our organization.

Patents, Trademarks and Other Intellectual Property

We rely on a combination of contractual restrictions, internal security practices, and copyright and trade secret laws to establish and protect our software, technology, and expertise. Further, we have developed a number of brands that have accumulated goodwill in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret and trademark rights.

Competition

A number of the businesses in which we engage are highly competitive. The businesses that make up our Technology, Data and Analytics segment compete with internal technology departments within financial institutions and with third party data processing or software development companies and data and analytics companies. Competitive factors in processing businesses include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance and support the applications or services, and pricing. We believe that due to our integrated technology and economies of scale in the mortgage processing business, we have a competitive advantage in each of these categories.

With respect to our mortgage servicing platform, we compete with our customers' internal technology departments and other providers of similar systems. MSP is a leading mortgage processing software in the U.S.

Our Desktop application, which is a workflow information system that can be used to manage a range of different workflow processes, is currently the leading mortgage default management application in the U.S. We compete primarily with our customers' in-house technology departments for this type of business.

In our Data and Analytics businesses, we primarily compete with CoreLogic, Inc., in-house capabilities and certain niche providers.

For the businesses that comprise our Loan Transaction Services segment, key competitive factors include quality of the service, convenience, speed of delivery, customer service and price. Our title and closing services businesses principally compete with large national title insurance underwriters. Our appraisal services businesses principally compete with First American Corporation, Fidelity National Financial, Inc. and small independent appraisal providers, as well as our customers' in-house appraisers. Due to a lack of publicly available information as to the national market for these services, we are unable to determine our overall competitive position in the national marketplace with respect to our loan facilitation services businesses. Our default management services businesses principally compete with in-house services performed directly by our customers and, to a lesser extent, other third party vendors that offer similar applications and services. Based in part on the range and quality of default management services we offer and our focus on technology and customer service, we believe we are one of the largest mortgage default management services providers in the U.S.

Research and Development

Our research and development activities have related primarily to the design and development of our processing systems and related software applications. We expect to continue our practice of investing an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and existing software applications, to develop new and innovative software applications and systems in response to the needs of our customers, and to enhance the capabilities surrounding our infrastructure. We work with our customers to determine the appropriate timing and approach to introducing technology or infrastructure changes to our applications and services.

Government Regulation

Various aspects of our businesses are subject to federal and state regulation. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide certain services, as well as the possible imposition of civil fines and criminal penalties.

As a provider of electronic data processing to financial institutions, such as banks and credit unions, we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body of the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation and various other federal and state regulatory authorities. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our customers' auditors and regulators. We also may be subject to possible review by state agencies that regulate banks in each state in which we conduct our electronic processing activities.

Following a review by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Office of Thrift Supervision (collectively, the "banking agencies"), we have entered into a consent order (the "Order") dated April 13, 2011 with the banking agencies. The banking agencies' review of our services included the services provided by our default operations to mortgage servicers regulated by the banking agencies, including document execution services. The Order does not make any findings of fact or conclusions of wrongdoing, nor does LPS admit any fault or liability. Under the Order, we agreed to further study the issues identified in the review and to enhance our compliance, internal audit, risk management and board oversight plans with respect to those businesses. We also agreed to engage an independent third party to conduct a risk assessment and review of our default management businesses and the document execution services we provided to servicers from January 1, 2008 through December 31, 2010. To the extent such review requires additional remediation of mortgage documents or identifies any financial injury from the document execution services we provided, we have agreed to implement an appropriate plan to address the issues. The Order contains various deadlines by which we have agreed to accomplish the undertakings set forth therein, and we have agreed to make periodic reports to the banking agencies on our progress. The Order does not include any fine or other monetary penalty, although the banking agencies have not yet concluded their assessment of whether any civil monetary penalties may be imposed.

Our financial institution clients are required to comply with various privacy regulations imposed under state and federal law, including the Gramm-Leach-Bliley Act. These regulations place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. As a provider of services to financial institutions, we are required to comply with the privacy regulations and are generally bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves.

The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of real estate-related settlement services. RESPA also prohibits fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, such as mortgage brokerage and real estate brokerage. Notwithstanding these prohibitions, RESPA permits payments for goods furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or services provided. RESPA and related regulations may to some extent restrict our real estate-related businesses from entering into certain preferred alliance arrangements. The U.S. Department of Housing and Urban Development is responsible for enforcing RESPA.

Real estate appraisers are subject to regulation in most states, and some state appraisal boards have sought to prohibit our automated valuation applications. Courts have limited such prohibitions, in part on the ground of preemption by the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, but we cannot be certain that our valuation and appraisal services business will not be subject to further regulation. In July 2010, the Dodd-Frank Consumer Protection Act (the "Dodd-Frank Act"), which contains broad changes for many sectors of the financial services and lending industries, was signed into law. Among other things, the Dodd-Frank Act includes new requirements for appraisals and appraisal management companies including a requirement that appraisal fees be "customary and reasonable." As a result, we have experienced compression in our margins on our appraisal services because our customer contracts are at fixed prices, but the amount our appraisal management company must pay to the independent appraisers with whom it contracts has increased. In addition, some states have enacted legislation requiring the registration of appraisal management companies, and numerous states have similar proposals pending. We monitor these proposals carefully, and believe that our appraisal management operations will be able to comply with any new requirements.

The title agency and related services we provide are conducted through an affiliated group of underwritten title agencies. Our underwritten title agencies are generally required by various state laws to maintain specified levels of net worth and working capital, and are also required to obtain and maintain a license in each state in which they operate. The title agencies are also subject to regulation by the insurance or banking regulators in many jurisdictions. These regulators generally require, among other items, that our agents and certain employees maintain state licenses as well, and be appointed by a title insurer. We also own a title insurer which issues policies generated by our agency operations. This insurer is domiciled in New York and is therefore subject to regulation by the insurance regulatory authorities of that state. Among other things, the laws of New York require that (1) certain amounts of premiums earned by our insurance company be set aside as reserves, (2) only limited, defined amounts of any earnings of our insurance company are available as potential dividends, and (3) no one person may acquire 10% or more of our common stock without the approval of the New York insurance regulators.

The current economic downturn and troubled housing market have resulted in increased scrutiny of all parties involved in the mortgage industry by governmental authorities with the most recent focus being on those involved in the foreclosure process. This scrutiny has included federal and state governmental review of all aspects of the mortgage lending business, including an increased legislative and regulatory focus on consumer protection practices. The Dodd-Frank Act is one example of such legislation. It is too early to predict the final form that regulations or other rule-makings to implement the various requirements of the Dodd-Frank Act may take, what additional legislative or regulatory changes may be approved in the future, or whether those changes may require us to change our business practices, incur increased costs of compliance or adversely affect our results of operations.

Employees

As of December 31, 2011, we had approximately 8,100 employees, all of whom were principally employed in the U.S. None of our workforce currently is unionized. We have not experienced any work stoppages, and we consider our relations with employees to be good.

Available Information

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements and other information we file electronically. We make available, free of charge, through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and amendments to those reports, as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Our Internet website address is http://www.lpsvcs.com. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are also available on our website and are available in print, free of charge, to any stockholder who mails a request to the Corporate Secretary, Lender Processing Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204. Other corporate governance-related documents can be found on our website as well. However, the information found on our website is not part of this or any other report.

Item 1A. *Risk Factors.*

In addition to the normal risks of business, we are subject to significant risks and uncertainties, including those listed below and others described elsewhere in this Annual Report on Form 10-K. Any of the risks described in this report could result in a significant adverse effect on our results of operations and financial condition.

The strength of the economy and the housing market affect demand for certain of our services.

The Mortgage Brokers Association estimates that the level of U.S. mortgage originations, by dollar volume, was $1.3 trillion and $1.6 trillion in 2011 and 2010, respectively, with refinancing transactions comprising approximately 68% and 70%, respectively, of the total market in those years. The MBA's Mortgage Finance Forecast currently estimates that the mortgage origination market for 2012 will be approximately $1.0 trillion, with the decrease in activity being driven by substantially decreased refinancing activity. We believe the decrease in the MBA's projections for 2012 is due to, among other things, current real estate prices, the potential for rising interest rates and tightened loan requirements, such as higher credit score and down payment requirements and additional fees. In the event of a decrease in the level of origination transactions, and the level of refinancing transactions in particular, the results of our loan facilitation operations will be adversely affected. Further, in the event that the ongoing difficult economy or other factors lead to a decline in levels of home ownership and a reduction in the aggregate number of U.S. mortgage loans outstanding, our revenues from mortgage processing could be adversely affected.

In contrast, the weaker economy and housing market have tended to increase the volume of consumer mortgage defaults, which can favorably affect our default management operations, in which we service residential mortgage loans in default. It can also increase revenues from our Desktop solution, which is currently primarily used in connection with default management. As a result, our default management services have historically provided a natural hedge against the volatility of the real estate origination business and its resulting impact on our loan facilitation services. However, various pieces of government legislation aimed at mitigating the current downturn in the housing market and lenders' efforts to comply with the requirements of that legislation and the requirements of consent orders entered into by a number of large lenders during 2011 have delayed foreclosure starts and slowed the pace at which foreclosures are processed, which has adversely affected the results of our default management operations. See "Participants in the mortgage industry are under increased scrutiny, and efforts by the government to reform the mortgage industry or address the troubled mortgage market and the current economic environment could affect us" in these risk factors. We continue to believe the size of the default services market should be significant in future years due to the substantial inventory of delinquent loans and loans in foreclosure, which should have a positive effect on our default revenues and the revenues from our Desktop solution. However, it is difficult to predict when or the speed at which these loans will make their way through the foreclosure process. If the foreclosure process continues to experience significant delays, our results of operations could be adversely affected.

Our results of operations may be affected by the nature of our relationships with our largest customers or by our customers' relationships with the government-sponsored enterprises.

A small number of customers have accounted for a significant portion of our revenues, and we expect that a limited number of customers will continue to represent a significant portion of our revenues for the foreseeable future. In 2011, our largest customer, Wells Fargo, accounted for approximately 21.5% of our consolidated revenue, and our second largest customer, JPMorgan Chase, accounted for approximately 17.4% of our consolidated revenue. Wells Fargo accounted for approximately 11.0% of the revenue from our Technology, Data and Analytics segment and approximately 27.2% of the revenue from our Loan Transaction Services segments in 2011, and JPMorgan Chase accounted for approximately 17.6% of the revenue from our Technology, Data and Analytics segment and approximately 17.2% of the revenue from our Loan Transaction Services segment in 2011. Our five largest customers accounted for approximately 55.5% of our consolidated revenue and approximately 38.8% and 64.7% of the revenue of our Technology, Data and Analytics and Loan Transaction Services segments, respectively. See "Business — Customers." The revenues of our five largest customers are spread across a range of services, and we protect ourselves by utilizing separate contracts for different services. However, our relationships with these and other large customers are important to our future operating results, and deterioration in any of those relationships could significantly reduce our revenues. In addition, by virtue of their significant relationships with us, these customers may be able to exert pressure on us with respect to the pricing of our services.

Our customers also have significant relationships with Fannie Mae and Freddie Mac, which are government-sponsored enterprises ("GSE") tasked with working with financial institutions to provide liquidity to the mortgage market. They do this by purchasing loans from the lenders either for cash or in exchange for a mortgage-backed security that comprises those loans and that, for a fee, carries the GSE's guarantee of timely payment of interest and principal. Because our customers service the loans owned by the GSEs, we provide services on many of those loans. As a result of these relationships, the GSEs have been able to implement changes to our pricing structure on certain services we provide related to default and foreclosure servicing. The GSEs or other governmental agencies may be able to exert similar pressure on the pricing of our services in the future, which could have a negative impact on our results of operations.

Participants in the mortgage industry are under increased scrutiny, and efforts by the government to reform the mortgage industry or address the troubled mortgage market and the current economic environment could affect us.

The current economic downturn and troubled housing market have resulted in increased scrutiny of all parties involved in the mortgage industry by governmental authorities, judges and the news media, among others, with the most recent focus being on those involved in the foreclosure process. This scrutiny has included federal and state governmental review of all aspects of the mortgage lending business, including an increased legislative and regulatory focus on consumer protection practices. For example, in late 2010 and 2011, several federal banking agencies undertook reviews of the default and foreclosure processes at a number of large banks and the related services provided by their third party service providers, including LPS. Following these reviews, the banks and certain service providers, including us, entered into consent orders with the banking agencies. The consent orders further slowed the pace of foreclosure starts and processing during 2011 as the banks and their service providers began to work through complying with the requirements of their respective consent orders, and we believe this trend will continue for some time.

More recently, on February 9, 2012, five of the nation's largest banks agreed to a $25 billion settlement, which we refer to as the Foreclosure Settlement, related to the federal and state investigations into the foreclosure practices of banks and other mortgage servicers from September 2008 to December 2011. The settlement amount will increase if other major servicers agree to the terms. Although we believe that the Foreclosure Settlement may provide the Company with future revenue opportunities as servicers seek to improve their procedures, we are uncertain to what degree the settlement may affect our results in the future.

In addition, several pieces of legislation have been enacted to address the struggling mortgage market and the current economic downturn. For example, under the Home Affordable Refinance Program (the "HARP"), many homeowners with an existing mortgage owned by Fannie Mae or Freddie Mac who would otherwise be unable to get a refinancing loan because of a loss in home value have been able to get a refinancing loan. On October 24, 2011, the Federal Housing Finance Agency announced a series of changes to HARP that would make it easier for certain borrowers who owe more than their home is worth and who are current on their mortgage payments to refinance their mortgages at the current lower interest rates and obtain other refinancing benefits. We are uncertain as to what degree the modified HARP program may affect our results of operations in the future.

In addition, the Home Affordable Modification Program ("HAMP") provides mortgage loan servicers with a set of standardized qualification guidelines for loan modifications aimed at reducing borrower monthly payments to affordable levels. Through August 2011, the U.S. Treasury Department estimates that banks had worked through most of the approximately 2.6 million loans currently eligible for HAMP, and offered 1.9 million trial modifications. Of those, approximately 1.7 million trial modifications were actually implemented and approximately 0.9 million became permanent.

On February 1, 2012, the Obama Administration announced new initiatives designed to increase mortgage refinancings, reduce foreclosures and improve the housing market. These initiatives are intended to, among other things: (i) enable certain borrowers with loans insured by Fannie Mae or Freddie Mac ("GSEs") and certain borrowers with non-GSE loans to refinance their mortgages and take advantage of historically low interest rates; (ii) extend the forebearance period for unemployed borrowers with loans held by the GSEs and major banks from three months to one year ; and (iii) extend the HAMP through December 31, 2013, while also relaxing the eligibility requirements and increasing the financial incentives for banks to participate in it. Implementation of these initiatives has begun, except for the refinancing initiatives. The GSEs have not yet started the refinancing program, and Congress would need to pass legislation to implement the refinancing program for non-GSE loans.

While we believe that HAMP has had an adverse effect on the processing of delinquent loans and may continue to have a negative effect in the future as additional mortgages become eligible under the program's current criteria or if those criteria are broadened, the pace of modifications has slowed from 2010 indicating a lessened impact going forward. However, we cannot predict the ultimate impact that the government's initiatives under HAMP or other foreclosure relief and loan modification initiatives may have, or whether the government may take additional action to address the current housing market.

Notwithstanding the effects of existing government programs, the inventory of delinquent mortgage loans and loans in foreclosure remains significant. We believe this is due in part to continued elevated delinquency rates coupled with a slowdown in the processing of foreclosures as lenders focus their resources on complying with their consent orders and making modifications under the HAMP program in compliance with its requirements and new government directives intended to increase its success. We believe that the Foreclosure Settlement may result in more normalized foreclosure timelines in the future. However, we cannot predict whether any legislative or regulatory changes will be implemented as a result of the findings of the banking agencies following their default and foreclosure services reviews, or whether the government may take additional action to increase the success of HAMP or to otherwise address the current housing market and economic uncertainty. Any such actions could cause a continuation of or further slow the current level of foreclosure volumes and adversely affect our future results.

The current economic downturn has also led to an increased legislative and regulatory focus on consumer protection practices. As a result, federal and state governments have enacted various new laws, rules and regulations. One example of such legislation is the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was signed into law in July 2010. The Dodd-Frank Act contains broad changes for many sectors of the financial services and lending industries. Among other things, the Dodd-Frank Act includes new requirements for appraisals and appraisal management companies, including a requirement that appraisal fees be "customary and reasonable." As a result we have experienced compression in our margins on our appraisal services because our customer contracts are at fixed prices, but the amount our appraisal management company must pay to the independent appraisers with whom it contracts has increased. It is difficult to predict the final form that regulations or other rule-makings to implement other requirements of the Dodd-Frank Act may take, what additional legislative or regulatory changes may be approved in the future, or whether those changes may require us to change our business practices, incur increased costs of compliance or adversely affect our results of operations.

We may incur additional costs and expenses due to investigations or other actions relating to default procedures.

As described in note 14 to our consolidated financial statements titled "Commitments and Contingencies," a number of governmental agencies have been conducting separate inquiries concerning various current and past business practices in our default operations, and others may do so in the future. These inquiries take various forms, including informal or formal requests, reviews, investigations and subpoenas. We have been cooperating and we have expressed our willingness to continue to fully cooperate with these inquiries. Due to the current scrutiny being placed on participants in the foreclosure process and the early stage of certain of these inquiries, it is difficult to predict the final outcome of these matters. In addition, in April 2011, we entered into a consent order with various banking agencies pursuant to which we agreed, among other things, to engage an independent third party to conduct a risk assessment and review of our default management businesses and the document execution services we provided to servicers from January 1, 2008 through December 31, 2010. As further described in note 14 to our consolidated financial statements titled "Commitments and Contingencies," we are subject to enforcement proceedings, civil litigation and regulatory actions and investigations relating to default matters, and could become subject to additional civil litigation and enforcement proceedings. Our accrual for legal and regulatory matters that are probable and estimable is $78.5 million as of December 31, 2011, and includes estimated costs of settlement, damages and associated legal fees and assumes no third party recoveries. There can be no assurance that we will not incur additional costs and expenses that would be material, including but not limited to fines or penalties and legal costs, or be subject to other remedies, as a result of regulatory, legislative or administrative investigations or actions relating to default procedures or civil litigation.

If we fail to adapt our services to changes in technology or in the marketplace, or if our ongoing efforts to upgrade our technology are not successful, we could lose customers and have difficulty attracting new customers for our services.

The markets for our services are characterized by constant technological changes, frequent introductions of new services and evolving industry standards. Our future success will be significantly affected by our ability to maintain sufficient liquidity to enhance our current services, and develop and introduce new services that address the increasingly sophisticated needs of our customers and their customers. These initiatives carry the risks associated with any new service development effort, including cost overruns, delays in delivery and performance issues. There can be no assurance that we will be successful in developing, marketing and selling new services that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these services, or that our new services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

We operate in a competitive business environment, and if we are unable to compete effectively our results of operations and financial condition may be adversely affected.

The markets for our services are intensely competitive. Our competitors vary in size and in the scope and breadth of the services they offer. We compete for existing and new customers against both third parties and the in-house capabilities of our customers. Some of our competitors have substantial resources. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition and results of operations.

Further, because many of our larger potential customers have historically developed their key processing applications in-house and therefore view their system requirements from a make-versus-buy perspective, we often compete against our potential customers' in-house capacities. As a result, gaining new customers in our mortgage processing business can be difficult. For banks and other potential customers, switching from an internally designed system to an outside vendor, or from one vendor of mortgage processing services to a new vendor, is a significant undertaking. Many potential customers worry about potential disadvantages such as loss of accustomed functionality, increased costs and business disruption. As a result, potential customers often resist change. There can be no assurance that our strategies for overcoming potential customers' reluctance to change will be successful, and this resistance may adversely affect our growth.

We have substantial indebtedness, which could have a negative impact on our financing options and liquidity position.

We have approximately $1,149.2 million of total debt outstanding, consisting of (i) a senior secured credit agreement including a $400 million Revolving Credit Facility under which $10 million was outstanding at December 31, 2011, a $535 million Term Loan A under which $528.3 million was outstanding at December 31, 2011, and a $250 million Term Loan B under which $248.8 million was outstanding at December 31, 2011, and (ii) $362.0 million of senior unsecured notes outstanding at December 31, 2011. As of December 31, 2011, we also had additional borrowing capacity of approximately $388.2 million available under our revolving credit facility. We also have other contractual commitments and contingent obligations. See "Management's discussion and analysis of results of operations and financial condition — Contractual obligations."

This high level of debt could have important consequences to us, including the following:

- this debt level makes us more vulnerable to economic downturns and adverse developments in our business, may cause us to have difficulty borrowing money in the future in excess of amounts available under our credit facility for working capital, capital expenditures, acquisitions or other purposes and may limit our ability to pursue other business opportunities and implement certain business strategies;
- we will need to use a large portion of the money we earn to pay principal and interest on our debt, which will reduce the amount of money available to finance operations, acquisitions and other business activities and pay stockholder dividends;
- approximately $387.1 million of the debt currently bears interest at a floating rate, which exposes us to the risk of increased interest rates (for example, a one percent increase in interest rates would result in a $1 million increase in our annual interest expense for every $100 million of floating rate debt we incur, which may make it more difficult for us to service our debt);
- while we have entered into various agreements limiting our exposure to higher interest rates and may enter into additional similar agreements in the future, any such agreements may not offer complete protection from this risk, and we remain subject to the risk that one or more of the counterparties to these agreements may fail to satisfy their obligations under such agreements; and
- we have a higher level of debt than certain of our competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition.

Despite our substantial indebtedness, we may be able to incur additional debt in the future. The terms of our credit facilities and the indenture governing the notes allow us to incur substantial amounts of additional debt, subject to certain limitations. If new debt is added to our current debt levels, the related risks we could face would be magnified.

Our financing arrangements subject us to various restrictions that could limit our operating flexibility.

The agreements governing our credit facilities and the indenture governing the notes each impose operating and financial restrictions on our activities. These restrictions include compliance with, or maintenance of, certain financial tests and ratios, including a minimum interest coverage ratio and maximum leverage ratio, and limit or prohibit our ability to, among other things:

- create, incur or assume any additional debt and issue preferred stock;
- create, incur or assume certain liens;
- redeem and/or prepay certain subordinated debt we might issue in the future;
- pay dividends on our stock or repurchase stock;
- make certain investments and acquisitions;
- enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;
- enter new lines of business;
- engage in consolidations, mergers and acquisitions;
- engage in specified sales of assets; and
- enter into transactions with affiliates.

These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

Security breaches or our own failure to comply with privacy regulations imposed on providers of services to financial institutions could harm our business by disrupting our delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store and transmit sensitive business information of our customers. In addition, we collect personal consumer data, such as names and addresses, social security numbers, driver's license numbers and payment history records. Unauthorized access to our computer systems or databases could result in the theft or publication of confidential information or the deletion or modification of records or could otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet.

Additionally, as a provider of services to financial institutions, we are bound by the same limitations on disclosure of the information we receive from our customers as apply to the financial institutions themselves. If we fail to comply with these regulations, we could be exposed to suits for breach of contract or to governmental proceedings. In addition, if more restrictive privacy laws or rules are adopted in the future on the federal or state level, that could have an adverse impact on us. Any inability to prevent security or privacy breaches could cause our existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers.

If our applications or services are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our information technology applications and services develop, we may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

- be expensive and time-consuming to defend;
- cause us to cease making, licensing or using applications that incorporate the challenged intellectual property;
- require us to redesign our applications, if feasible;
- divert management's attention and resources; and
- require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

If we are unable to successfully consummate and integrate acquisitions, our results of operations may be adversely affected.

One of our strategies to grow our business is to opportunistically acquire complementary businesses and services. This strategy will depend on our ability to find suitable acquisitions and finance them on acceptable terms. We may require additional debt or equity financing for future acquisitions, and doing so will be made more difficult by our substantial debt. If we are unable to acquire suitable acquisition candidates, we may experience slower growth. Further, even if we successfully complete acquisitions, we will face challenges in integrating any acquired business. These challenges include eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, managing different corporate cultures, and achieving cost reductions and cross-selling opportunities. Additionally, the acquisition and integration processes may disrupt our business and divert our resources.

We have substantial investments in recorded goodwill as a result of prior acquisitions, and an economic downturn or troubled mortgage market could cause these investments to become impaired, requiring write-downs that would reduce our operating income.

Goodwill was approximately $1,132.8 million, or approximately 50% of our total assets, as of December 31, 2011. Current accounting rules require that goodwill be assessed for impairment at least annually or whenever changes in circumstances indicate that the carrying amount may not be recoverable from estimated future cash flows. Factors that may indicate the carrying value of our intangible assets, including goodwill, may not be recoverable include, but are not limited to, significant underperformance relative to historical or projected future operating results, a significant decline in our stock price and market capitalization, and negative industry or economic trends.

The results of our fiscal year 2011 annual assessment of the recoverability of goodwill indicated that the estimated fair value of all of the Company's reporting units were in excess of the carrying value of those reporting units, and thus no goodwill impairment existed as of December 31, 2011. However, if the current economic downturn continues over a prolonged period or if the mortgage market continues to struggle, the carrying amount of our goodwill may no longer be recoverable, and we may be required to record an impairment charge, which would have a negative impact on our results of operations and financial condition. We will continue to monitor our market capitalization and the impact of the current economic downturn on our business to determine if there is an impairment of goodwill in future periods.

We have a long sales cycle for many of our technology solutions and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations may be adversely affected.

The implementation of many of our technology solutions often involves significant capital commitments by our customers, particularly those with smaller operational scale. Potential customers generally commit significant resources to an evaluation of available technology solutions and require us to expend substantial time, effort and money educating them as to the value of our technology solutions and services. We incur substantial costs in order to obtain each new customer. We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our sales cycle may be extended due to our customers' budgetary constraints or for other reasons. If we are unsuccessful in closing sales after expending significant funds and management resources or if we experience delays, it could have a material adverse effect on our business, financial condition and results of operations.

We may experience defects, development delays, installation difficulties and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Finally, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in:

- interruption of business operations;
- delay in market acceptance;
- additional development and remediation costs;
- diversion of technical and other resources;
- loss of customers;
- negative publicity; or
- exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations. Although we attempt to limit our potential liability through disclaimers and limitation-of-liability provisions in our license and customer agreements, we cannot be certain that these measures will be successful in limiting our liability.

Statement Regarding Forward-Looking Information

The statements contained in this report or in our other documents or in oral presentations or other statements made by our management that are not purely historical are forward-looking statements, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, our future financial and operating results. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

- our ability to adapt our services to changes in technology or the marketplace;
- the impact of changes in the level of real estate activity (including among others, loan originations and foreclosures) on demand for certain of our services;
- our ability to maintain and grow our relationships with our customers;
- the effects of our substantial leverage on our ability to make acquisitions and invest in our business;
- the level of scrutiny being placed on participants in the foreclosure process;
- risks associated with federal and state enforcement proceedings, inquiries and examinations currently underway or that may be commenced in the future with respect to our default management operations, and with civil litigation related to these matters;
- changes to the laws, rules and regulations that regulate our businesses as a result of the current economic and financial environment;
- changes in general economic, business and political conditions, including changes in the financial markets;
- the impact of any potential defects, development delays, installation difficulties or system failures on our business and reputation;
- risks associated with protecting information security and privacy;
- our historical financial information may not be indicative of our results as a stand-alone company; and
- other risks detailed elsewhere in this Annual Report on Form 10-K.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. ***Properties.***

Our corporate headquarters are located in Jacksonville, Florida, in an owned facility. FIS occupies and pays us rent for 136,875 square feet in this facility. We also own one facility in Sharon, Pennsylvania. We lease office space as follows:

State	Number of Locations (1)
California, Texas	13
Florida, Colorado	7
Pennsylvania	6
Georgia	4
Minnesota	3
Arizona, North Carolina, New York, Nevada	2
Other	13

(1) Represents the number of locations in each state listed.

We have no leased properties outside the United States. We believe our properties are adequate for our business as presently conducted.

Item 3. ***Legal Proceedings.***

Litigation Matters

See Litigation and Regulatory Matters in note 14 - Commitments and Contingencies to the Consolidated Financial Statements, which is incorporated by reference in this Item 3.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock trades on the New York Stock Exchange under the ticker symbol "LPS." As of January 31, 2012, there were approximately 8,150 registered holders of our common stock. The table set forth below provides the high and low sales prices of our common stock and the cash dividends declared per share of common stock during the periods indicated.

	High	Low	Dividend
2011			
First Quarter	$ 34.88	$ 28.77	$ 0.10
Second Quarter	$ 32.79	$ 19.55	$ 0.10
Third Quarter	$ 21.64	$ 13.69	$ 0.10
Fourth Quarter	$ 20.06	$ 12.91	$ 0.10

	High	Low	Dividend
2010			
First Quarter	$ 43.09	$ 37.03	$ 0.10
Second Quarter	$ 39.87	$ 30.81	$ 0.10
Third Quarter	$ 34.88	$ 29.22	$ 0.10
Fourth Quarter	$ 33.65	$ 25.50	$ 0.10

We currently pay a dividend of $0.10 per common share on a quarterly basis, and expect to continue to do so in the future. The declaration and payment of future dividends is at the discretion of the Board of Directors, and depends on, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions. Additionally, the payment of cash dividends may be limited by the terms of our debt agreements. A regular quarterly dividend of $0.10 per common share is payable on March 15, 2012 to stockholders of record as of the close of business on March 1, 2012.

The following table provides information as of December 31, 2011, about our common stock which may be issued under our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options,Warrants and Rights(a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	9,089,812	$ 30.85	4,866,194
Equity compensation plans not approved by security holders	—	—	—
Total	9,089,812		4,866,194

On October 28, 2010, our Board of Directors approved an authorization for us to repurchase up to $250.0 million of our common stock and/or our senior notes, effective through December 31, 2011. Subsequently, on June 16, 2011 our Board of

Directors approved an authorization for us to repurchase up to $100.0 million of our common stock and/or our senior notes, effective through December 31, 2012. This authorization replaced the previous authorization and subsumed all amounts remaining available thereunder. Our ability to repurchase shares of common stock or senior notes is subject to restrictions contained in our senior secured credit agreement and in the indenture governing our senior unsecured notes. We did not repurchase any shares of our common stock in the fourth quarter of 2011.

Stock Performance Graph

This graph depicts the Company's cumulative total shareholder returns relative to the performance of the Standard & Poor's Midcap 400 Index and the Standard & Poor's 1500 Data Processing & Outsourced Services Index for the period commencing on July 3, 2008, the first trading day of the Company's stock, and ending on December 31, 2011, the last trading day of fiscal year 2011. The graph assumes $100 invested at the closing price of the Company's common stock on the New York Stock Exchange on July 3, 2008 and each index on June 30, 2008, and assumes that all dividends were reinvested on the date paid.


$140
$120
$100
$80
$60
$40
$20
$0
7/3/08
9/30/08
12/31/08
3/31/09
6/30/09
9/30/09
12/31/09
3/31/10
6/30/10
9/30/10
12/31/10
3/31/11
6/30/11
9/30/11
12/31/11
Lender Processing Services, Inc.
S&P Midcap 400
S&P 1500 Data Processing & Outsourced Services

	2008			2009				2010				2011			
	7/3	9/30	12/31	3/31	6/30	9/30	12/31	3/31	6/30	9/30	12/31	3/31	6/30	9/30	12/31
Lender Processing Services, Inc.	100.0	97.8	94.7	98.9	90.0	124.0	132.4	123.3	102.5	109.2	97.3	106.5	69.4	45.7	50.6
Standard & Poor's Midcap 400	100.0	89.1	66.4	60.6	72.0	86.4	91.2	99.5	89.9	101.7	115.5	126.3	125.3	100.4	113.5
Standard & Poor's 1500 Data Processing & Outsourced Services Index	100.0	89.3	72.6	73.1	78.8	91.4	103.6	104.0	87.2	95.7	98.7	111.5	116.6	107.1	124.5

Item 6. ***Selected Financial Data.***

The following table presents our selected historical financial data and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8. "Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity for periods ending prior to July 2, 2008 that are presented, including changes that occurred in our operations and capitalization as a result of our spin-off from FIS.

The *consolidated* statement of earnings data for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 and the consolidated balance sheet data as of December 31, 2011 and December 31, 2010 are derived from our audited financial statements included in this report. The combined statement of earnings data for the years ended December 31, 2008 and December 31, 2007 and the consolidated balance sheet data as of December 31, 2008 and combined balance sheet data as of December 31, 2007 are derived from our audited financial statements not included in this report.

	Year Ended December 31,				
Statement of Earnings Data:	2011	2010	2009	2008 (1)	2007 (2)
	(In thousands, except per share amounts)				
Revenues	$2,090,112	$2,376,861	$2,299,088	$1,775,618	$1,512,496
Earnings from continuing operations, net of tax	$ 142,806	$ 316,286	$ 296,392	$ 254,017	$ 236,698
Net earnings attributable to Lender Processing Services, Inc.	$ 96,543	$ 302,344	$ 275,729	$ 230,888	$ 256,805
Net earnings per share — basic from continuing operations	$ 1.67	$ 3.40	$ 3.10	$ 2.66	$ 2.43
Weighted average shares — basic	85,554	93,095	95,632	95,353	97,335
Net earnings per share — diluted from continuing operations	$ 1.67	$ 3.38	$ 3.08	$ 2.65	2.42
Weighted average shares — diluted	85,685	93,559	96,152	95,754	97,697

(1) Weighted average shares - basic for the year ended December 31, 2008 is calculated using the average of the number of shares used to calculate the pro forma weighted average shares outstanding - basic for the three months ended March 31, June 30, September 30 and December 31, 2008. Weighted average shares - diluted for the year ended December 31, 2008 is calculated using the average of the number of shares used to calculate the pro forma weighted average shares outstanding - diluted for the three months ended March 31, June 30, September 30, and December 31, 2008.

(2) Weighted average shares - basic for the year ended December 31, 2007 is calculated using one-half the number of outstanding shares of FIS as of December 31, 2007 because on completion of the spin-off, the number of shares of our outstanding common stock was expected to equal one-half of the number of FIS outstanding shares on the date of the spin-off. Weighted average shares - diluted for the year ended December 31, 2007 is calculated using one-half the number of dilutive FIS common stock equivalents as of the period end in respect of those stock-based awards expected to be converted to LPS stock awards.

	As of December 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share amounts)				
Balance Sheet Data:					
Cash and cash equivalents	$ 77,355	$ 52,287	$ 70,528	$ 125,966	$ 39,566
Total assets	$2,245,415	$2,251,843	$2,197,304	$2,103,633	$1,962,043
Long-term debt	$1,149,160	$1,249,401	$1,289,350	$1,547,451	$ —
Cash dividends per share	$ 0.40	$ 0.40	$ 0.40	$ 0.20	$ —

Selected Quarterly Financial Data (Unaudited):

	Quarter Ended			
	March 31	June 30	September 30	December 31 (1)(2)
	(In thousands)			
2011				
Processing and services revenues	$ 537,183	$ 499,660	$ 519,437	$ 533,832
Earnings from continuing operations before income taxes and equity in losses of unconsolidated entity	96,582	67,172	71,431	(11,317)
Net earnings attributable to Lender Processing Services, Inc.	55,929	21,365	40,450	(21,201)
2010				
Processing and services revenues	$ 573,445	$ 579,280	$ 605,984	$ 618,152
Earnings from continuing operations before income taxes and equity in losses of unconsolidated entity	123,769	135,769	132,136	118,461
Net earnings attributable to Lender Processing Services, Inc.	72,516	80,413	78,691	70,724

(1) During the fourth quarter of fiscal 2010, we identified an immaterial error in our consolidated annual and interim financial statements included in previously filed Forms 10-Q and Forms 10-K relating to fiscal 2008 and 2007. The error relates to a reserve accrual for cost of sales in our agency sales and posting operations. We believe the correction of the error to be both quantitatively and qualitatively immaterial to our annual results for fiscal 2010 or any of our previously issued financial statements. As a result, we did not adjust any prior year amounts. We reflected the correction of this error in the fourth quarter of 2010. As of and for the year ended December 31, 2010, the impact of the correction was an increase in other accrued liabilities and cost of revenues of $9.8 million, and a decrease in income taxes payable and income tax expense of $3.7 million.

(2) During the fourth quarter of fiscal 2011, the Company's net earnings were adversely impacted by a legal and regulatory accrual of $78.5 million, as discussed in note 14 to the consolidated financial statements, and goodwill impairment charges of $17.8 million, as discussed in note 9 to the consolidated financial statements.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with Item 8: Financial Statements and Supplementary Data and the Notes thereto included elsewhere in this report.

Overview

We are a provider of integrated technology and services to the mortgage lending industry, with market leading positions in mortgage processing and default management services in the U.S. We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services, which produced approximately 35% and 65%, respectively, of our revenues for the year ended December 31, 2011. A large number of financial institutions use our services. Our technology solutions include our mortgage processing system, which automates all areas of loan servicing, from loan setup and ongoing processing to customer service, accounting and reporting. Our technology solutions also include our Desktop system, which is a middleware enterprise workflow management application designed to streamline and automate business processes. Our loan transaction services include our default management services, which are used by mortgage lenders, servicers, attorneys and trustees to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions by national lenders and loan servicers.

Our Technology, Data and Analytics segment principally includes:

- our mortgage processing services, which we conduct using our mortgage servicing platform and our team of experienced support personnel;
- our Desktop application, a workflow system that assists our customers in managing business processes, which is primarily used in connection with mortgage loan default management;
- our other software and related service offerings, including our mortgage origination software and our collaborative

electronic vendor network, which provides connectivity among mortgage industry participants; and

- our data and analytics businesses, the most significant of which are our alternative property valuations business, which provides a range of valuations other than traditional appraisals, and our aggregated property and loan data services.

Our Loan Transaction Services segment offers a range of services used mainly in the production of a mortgage loan, which we refer to as our loan facilitation services, and in the management of mortgage loans that go into default, which we refer to as default management services.

Our loan facilitation services include:

- settlement services, which consist of title agency services, in which we act as an agent for title insurers or as an underwriter, and closing services, in which we assist in the closing of real estate transactions;
- appraisal services, which consist of traditional appraisals provided through our appraisal management company; and
- our flood zone determination services, which assist lenders in determining whether a property is in a federally designated flood zone.

Our default management services include, among others:

- property inspection and preservation services, designed to preserve the value of properties securing defaulted loans;
- foreclosure management services, including administrative services provided to independent attorneys and trustees, mandatory title searches, posting and publishing, and other services; and
- asset management services, providing disposition services for our customers' real estate owned properties through independent real estate brokers, attorneys and other vendors to facilitate the transaction.

Corporate overhead costs, including stock compensation expense, and other operations that are not included in our operating segments are included in Corporate and Other.

Business Trends and Conditions

Revenues in our loan facilitation businesses and certain of our data businesses are closely related to the level of residential real estate activity in the U.S., which includes sales, mortgage financing and mortgage refinancing. The level of real estate activity is primarily affected by real estate prices, the availability of funds for mortgage loans, mortgage interest rates and the overall state of the U.S. economy. The federal government has taken several steps over the last few years to attempt to address the downturn in the housing market, including steps to reduce interest rates and legislation such as the Homeowner Affordability and Stability Plan under which homeowners who would otherwise be unable to get a refinancing loan because of a loss in home value have been able to refinance.

The Mortgage Brokers Association estimates that the level of U.S. mortgage originations, by dollar volume, was $1.3 trillion and $1.6 trillion in 2011 and 2010, respectively, with refinancing transactions comprising approximately 68% and 70%, respectively, of the total markets. The MBA's Mortgage Finance Forecast currently estimates that the mortgage origination market for 2012 will be approximately $1.0 trillion, with the decrease in activity being driven by substantially decreased refinancing activity. We believe the decrease in the MBA's projections for 2012 is due to, among other things, current real estate prices, the potential for rising interest rates, and tightened loan requirements, such as higher credit score and down payment requirements and additional fees. The revenues for our loan facilitation businesses are linked to the volume of origination transactions, and refinancing transactions in particular, and a decrease in the level of origination activity could adversely affect the results of operations of those businesses.

Our various businesses are impacted differently by the level of mortgage originations and refinancing transactions. For instance, while our loan facilitation and some of our data businesses are directly affected by the volume of real estate transactions and mortgage originations, our mortgage processing business is generally less affected because it earns revenues based on the total number of mortgage loans it processes, which tends to stay more constant. However, in the event that the difficult economy or other factors lead to a decline in levels of home ownership and a reduction in the number of mortgage loans outstanding and we are not able to counter the impact of those events with increased market share, our mortgage processing revenues could be adversely affected.

In contrast, we believe that a weaker economy tends to increase the volume of consumer mortgage defaults, which can favorably affect our default management operations in which we service residential mortgage loans in default. These factors can also increase revenues from our Desktop solution, as the Desktop application, at present, is primarily used in connection with default management. However, in addition to providing refinancing opportunities for borrowers who are current on their mortgage payments but have been unable to refinance because their homes have decreased in value, the HASP also provides for the Home Affordable Modification Program, a loan modification program targeted at borrowers who are at risk of foreclosure because their incomes are not sufficient to make their mortgage payments.

Through August 2011, the Treasury Department estimates that banks worked through most of the approximately 2.6 million loans currently eligible for the program, and offered 1.9 million trial modifications. Of those, approximately 1.7 million trial modifications were actually implemented and approximately 0.9 million became permanent. While we believe that HAMP has had an adverse effect on the processing of delinquent loans (and may continue to have a negative effect in the future as additional mortgages become eligible under the program's current criteria or if those criteria are broadened), the pace of modifications has slowed from 2010 indicating a lessened impact going forward.

On February 1, 2012, the Obama Administration announced new initiatives designed to increase mortgage refinancings, reduce foreclosures and improve the housing market. These initiatives are intended to, among other things: (i) enable certain borrowers with loans insured by Fannie Mae or Freddie Mac and certain borrowers with non-GSE loans to refinance their mortgages and take advantage of historically low interest rates; (ii) extend the forebearance period for unemployed borrowers with loans held by the GSEs and major banks from three months to one year ; and (iii) extend HAMP through December 31, 2013, while also relaxing the eligibility requirements and increasing the financial incentives for banks to participate in it. Implementation of these initiatives has begun, except for the refinancing initiatives. The GSEs have not yet started the refinancing program, and Congress would need to pass legislation to implement the refinancing program for non-GSE loans.

Notwithstanding the effects of existing government programs, the inventory of delinquent mortgage loans and loans in foreclosure remains significant. We believe this is due in part to continued elevated delinquency rates coupled with a slowdown in the processing of foreclosures as lenders focus their resources on complying with their consent orders and trying to make modifications under the HAMP program in compliance with its requirements and new government directives intended to increase its success. We believe that the Foreclosure Settlement may result in more normalized foreclosure timelines in the future. However, we cannot predict whether any legislative or regulatory changes will be implemented as a result of the findings of the banking agencies following their default and foreclosure services reviews, or whether the government may take additional action to increase the success of HAMP or to otherwise address the current housing market and economic uncertainty. Any such actions could cause a continuation of or further slow the current level of foreclosure volumes and adversely affect our future results.

The current economic downturn has also led to an increased legislative and regulatory focus on consumer protection practices. As a result, federal and state governments have enacted various new laws, rules and regulations. One example of such legislation is the Dodd-Frank Act, which was signed into law in July 2010. The Dodd-Frank Act contains broad changes for many sectors of the financial services and lending industries. Among other things, the Dodd-Frank Act includes new requirements for appraisals and appraisal management companies, including a requirement that appraisal fees be "customary and reasonable." As a result we have experienced compression in our margins on our appraisal services because our customer contracts are at fixed prices, but the amount our appraisal management company must pay to the independent appraisers with whom it contracts has increased. It is difficult to predict the final form that regulations or other rule-makings to implement other requirements of the Dodd-Frank Act may take, what additional legislative or regulatory changes may be approved in the future, or whether those changes may require us to change our business practices, incur increased costs of compliance or adversely affect our results of operations.

Critical Accounting Policies

The accounting policies described below are those we consider critical in preparing our consolidated financial statements. These policies require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates. See note 2 of the notes to our consolidated financial statements for a more detailed description of the significant accounting policies that have been followed in preparing our consolidated financial statements.

Revenue Recognition

We recognize revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 605, *Revenue Recognition* ("ASC 605"). Recording revenues requires judgment, including determining whether an arrangement includes multiple elements, whether any of the elements are essential to the functionality of any other elements, and the allocation of the consideration based on each element's relative selling price. Customers receive certain contract elements over time and changes to the elements in an arrangement, or in our ability to identify fair value for these elements, could materially impact the amount of earned and unearned revenue reflected in our financial statements.

The primary judgments relating to our revenue recognition are determining when all of the following criteria are met:

(1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Judgment is also required to determine whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If the deliverables under a contract are software related, we determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units. This determination, as well as management's ability to establish vendor specific objective evidence ("VSOE") for the individual deliverables, can impact both the amount and timing of revenue recognition under these agreements. The inability to establish VSOE for each contract deliverable results in having to record deferred revenues and/or applying the residual method. For arrangements where we determine VSOE for software maintenance using a stated renewal rate within the contract, we use judgment to determine whether the renewal rate represents fair value for that element as if it had been sold on a stand-alone basis. For a small percentage of revenues, we use contract accounting when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made.

We are often party to multiple concurrent contracts with the same customer. These situations require judgment to determine whether the individual contracts should be aggregated or evaluated separately for purposes of revenue recognition. In making this determination we consider the timing of negotiating and executing the contracts, whether the different elements of the contracts are interdependent and whether any of the payment terms of the contracts are interrelated.

Due to the large number, broad nature and average size of individual contracts we are a party to, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations. However, the broader accounting policy assumptions that we apply across similar arrangements or classes of customers could significantly influence the timing and amount of revenue recognized in our results of operations.

Goodwill and Other Intangible Assets

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer relationships, contracts, and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill).

As of December 31, 2011 and 2010, goodwill was $1,132.8 million and $1,159.5 million, respectively. Goodwill is not amortized, but is tested for impairment annually or more frequently if circumstances indicate potential impairment. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test on our reporting units based on an analysis of the discounted future net cash flows generated by the reporting units' underlying assets. Such analyses are particularly sensitive to changes in estimates of future net cash flows and discount rates. Changes to these estimates might result in material changes in the fair value of the reporting units and determination of the recoverability of goodwill which may result in charges against earnings and a reduction in the carrying value of our goodwill.

During the year ended December 31, 2011, management committed to sell or dispose of certain business units within the Technology, Data and Analytics and Loan Transaction Services segments. As the businesses to be disposed of were not integrated into their respective segments following the original acquisition, the current carrying amount of the business units' goodwill has been included in the carrying amount of the business to be sold and tested for impairment. As a result of the Company's goodwill impairment tests performed over the to-be-disposed-of businesses, for the year ended December 31, 2011, a $35.5 million goodwill impairment charge was recognized in the accompanying consolidated statement of earnings within loss from discontinued operations, net of tax.

As of December 31, 2011 and 2010, intangible assets, net of accumulated amortization, were $39.1 million and $58.3 million, respectively, which consists primarily of customer relationships, customer contracts, purchase data files and trademarks. Long-lived assets and intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The valuation of these assets involves significant estimates and assumptions concerning matters such as customer retention, future cash flows and discount rates. If any of these assumptions change, it could affect the recoverability of the carrying value of these assets. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a period of up to ten years. All intangible assets that have been determined to have indefinite lives are not amortized, but are reviewed for impairment at least annually in accordance with ASC Topic 350, *"Intangibles-Goodwill and Other"* ("ASC 350"). The determination of estimated useful lives and the allocation of the purchase price to the fair values of the intangible assets other than goodwill require significant judgment and may affect the amount of future amortization of such intangible assets.

Definite-lived intangible assets are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. There is an inherent uncertainty in determining the expected useful life of or cash flows to be generated from intangible assets. We have not historically experienced material changes in these estimates but could be subject to them in the future.

For the year ended December 31, 2011, certain operations and asset groups were analyzed for impairment based on changes in circumstances that indicated that the carrying amount of those assets may not be recoverable based on revised estimates of future cash flows. For the year ended December 31, 2011, we recognized impairments on intangible assets of $3.5 million related to customer relationships and $1.0 million related to other intangibles. The impairments are classified in the accompanying consolidated statement of earnings within loss from discontinued operations, net of tax.

Computer Software

Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. As of December 31, 2011 and 2010, computer software, net of accumulated amortization was $228.9 million and $217.6 million, respectively. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life. Software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from 5 to 10 years. Internally developed software costs are amortized using the greater of the straight-line method over the estimated useful life or based on the ratio of current revenues to total anticipated revenue over the estimated useful lives. Useful lives of computer software range from 3 to 10 years. Capitalized software development costs are accounted for in accordance with either ASC Topic 985, *Software*, Subtopic 20, *Costs of Software to Be Sold, Leased, or Marketed* ("ASC 985-20"), or ASC 350, Subtopic 40, *Internal-Use Software* ("ASC 350-40"). For computer software products to be sold, leased, or otherwise marketed (ASC 985-20 software), all costs incurred to establish the technological feasibility are research and development costs, and are expensed as they are incurred. Costs incurred subsequent to establishing technological feasibility, such as programmers salaries and related payroll costs and costs of independent contractors, and are capitalized and amortized on a product by product basis commencing on the date of general release to customers. We do not capitalize any costs once the product is available for general release to customers. For internal-use computer software products (ASC 350-40 software), internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Internal and external costs incurred during the application development stage are capitalized and amortized on a product by product basis commencing on the date the software is ready for its intended use. We do not capitalize any costs once the software is ready for its intended use.

We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset. There is an inherent uncertainty in determining the expected useful life of or cash flows to be generated from computer software. We have not historically experienced material changes in these estimates but could be subject to them in the future. For the year ended December 31, 2011, we recognized total impairments on computer software of $21.3 million, of which $12.9 million relates to certain operations and asset groups that management has decided to dispose of and are classified in the accompanying consolidated statement of operations within loss from discontinued operations, net of tax. We also recorded $8.4 million of asset impairments in continuing operations related to computer software projects that are no longer recoverable.

Accounting for Income Taxes

As part of the process of preparing the consolidated financial statements, we are required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within income tax expense in the statement of earnings. Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, changes in the geographic mix of revenues or in the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period.

Loss Contingencies

ASC Topic 450, *Contingencies* ("ASC 450") requires that we accrue for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. We accrue legal fees associated with litigation claims that are probable and can be reasonably estimated. Our accrual for legal and regulatory matters that are probable and reasonably estimable is $78.5 million as of December 31, 2011 and includes estimated costs of settlement, damages and legal fees.

Recent Accounting Pronouncements

Discussion of recent accounting pronouncements is included in note 2 of the notes to our consolidated financial statements.

Related Party Transactions

Lee A. Kennedy has served as a director since our spin-off from FIS, and our Executive Chairman since September 15, 2009. He also served as our interim President and Chief Executive Officer from July 6, 2011 to October 6, 2011. Mr. Kennedy served as Chairman of Ceridian Corporation ("Ceridian") from January 25, 2010 until July 28, 2011, and he also served as Chief Executive Officer of Ceridian from January 25, 2010 to August 19, 2010. Therefore, Ceridian was a related party of the Company for periods from January 25, 2010 until July 28, 2011. During those periods, we were party to certain agreements with Ceridian under which we incurred expenses.

In addition, Mr. Kennedy served as an executive and a director of FIS through February 28, 2010. Therefore, FIS was a related party of the Company for periods prior to that date. From the spin-off until July 2010, we were allocated corporate costs from FIS and received certain corporate services from FIS.

William P. Foley, II, who served as Executive Chairman of the Board of LPS from the spin-off until March 15, 2009, is an executive and a director of FNF, and therefore FNF was considered a related party of the Company during that time. Mr. Foley, along with Daniel D. Lane and Cary H. Thompson, who also serve as directors of FNF, retired from our Board of Directors on March 15, 2009, and therefore FNF is not a related party for periods subsequent to that date.

We have various agreements with FNF under which we provide title agency services, software development and other data services. Additionally, from the spin-off until July 2010, we were allocated corporate costs from FIS and received certain corporate services from FIS. We were also parties to certain other agreements under which we incurred other expenses to, or received revenues from, FIS and FNF during the periods in which they were related parties.

A detail of related party items included in revenues for the years ended December 31, 2011, 2010 and 2009 is as follows (in millions):

	2011	2010(1)	2009(2)
Title agency services	$ —	$ —	$ 74.8
Software development services	—	—	13.4
Other data related services	—	—	3.4
Total revenues	$ —	$ —	$ 91.6

(1) Includes revenues generated from FIS under these agreements through February 28, 2010. The revenues generated from FIS were less than $10,000 during the period from January 1, 2010 to February 28, 2010. FIS ceased to be a related party of the Company on February 28, 2010.

(2) Includes revenues received from FNF under these agreements through March 31, 2009. FNF ceased to be a related party of the Company on March 15, 2009; however, it was impracticable to estimate revenues received from FNF as of that date. We continue to generate revenues from contracts that were entered into while FNF was a related party.

A detail of related party items included in expenses for the years ended December 31, 2011, 2010 and 2009 is as follows (in millions):

	2011	2010 (1)	2009 (2)
Title plant information expense (3)	$ —	$ —	$ 4.1
Corporate services expense (4)	0.2	0.1	7.3
Licensing, leasing and cost sharing agreements (4)	—	—	(3.1)
Total expenses	$ 0.2	$ 0.1	$ 8.3

(1) Includes expense reimbursements paid to or received from FIS under these agreements through February 28, 2010. These expenses were less than $50,000 during the period. FIS ceased to be a related party of the Company on February 28, 2010.

(2) Includes expense reimbursements paid to FNF under these agreements through March 31, 2009. FNF ceased to be a related party of the company on March 15, 2009; however, it was impracticable to estimate expense reimbursements paid to FNF as of that date. We continue to incur expenses under contracts that were entered into while FNF was a related party.

(3) Included in cost of revenues.

(4) Included in selling, general, and administrative expenses.

Descriptions of these related party agreements and other related party relationships are included in note 3 of the notes to our consolidated financial statements.

Results of Operations for the Years Ended December 31, 2011, 2010 and 2009

Consolidated Results of Operations

Year Ended December 31,	2011	2010	2009	As a % of Revenue(1) 2011	2010	2009	Variance 2011 vs. 2010(1)(2) $	%	Variance 2010 vs. 2009(1) $	%
	(In millions, except per share amounts)									
Revenues	$2,090.1	$2,376.9	$2,299.1	100 %	100 %	100 %	$ (286.8)	(12)%	$ 77.8	3 %
Cost of revenues	1,418.3	1,562.8	1,487.4	68 %	66 %	65 %	(144.5)	(9)%	75.4	5 %
Gross profit	671.8	814.1	811.7	32 %	34 %	35 %	(142.3)	(17)%	2.4	— %
Gross margin	*32%*	*34%*	*35%*							
Selling, general and administrative expenses	381.6	234.0	246.7	18 %	10 %	11 %	147.6	63 %	(12.7)	(5)%
Operating income	290.2	580.1	565.0	14 %	24 %	25 %	(289.9)	(50)%	15.1	3 %
Operating margin	*14%*	*24%*	*25%*							
Other expense	66.3	70.0	83.3	(3)%	(3)%	(4)%	(3.7)	(5)%	(13.3)	(16)%
Earnings from continuing operations before income taxes and equity in losses of unconsolidated entity	223.9	510.1	481.7	11 %	21 %	21 %	(286.2)	(56)%	28.4	6 %
Provision for income taxes	81.1	193.8	184.2	4 %	8 %	8 %	(112.7)	(58)%	9.6	5 %
Earnings from continuing operations before losses from unconsolidated entity, discontinued operations, and minority interest, net	142.8	316.3	297.5	7 %	13 %	13 %	(173.5)	(55)%	18.8	6 %
Losses from unconsolidated entity, discontinued operations and minority interest, net	46.3	13.9	21.7	2 %	1 %	1 %	32.4	nm	(7.8)	(36)%
Net earnings attributable to Lender Processing Services, Inc.	$ 96.5	$ 302.4	$ 275.8	5 %	13 %	12 %	$ (205.9)	(68)%	$ 26.6	10 %
Net earnings per share attributable to Lender Processing Services, Inc — diluted	$ 1.13	$ 3.23	$ 2.87							

(1) Columns may not total due to rounding.
(2) Certain percentages are not meaningful, indicated by "nm."

Year Ended December 31, 2011 Compared With the Year Ended December 31, 2010

Revenues

Revenues decreased $286.8 million, or 12%, during 2011 when compared to 2010. The decrease was driven by a slowdown in our Loan Transaction Services segment partially offset by revenue growth in our Technology, Data and Analytics segment. The increase in revenue in our Technology, Data and Analytics segment during the period is primarily due to the growth in our other data and analytics operations supporting both origination and default related activities and the conversion of two large servicers onto our Desktop platform in late 2010. The increases in revenue in the Technology, Data and Analytics segment were offset by a year-over-year decline in revenue in loan facilitation services due to a decline in the volume of loan originations, primarily due to changes in underlying interest rates, as well as a decrease in our default management services due to lower foreclosure volumes resulting from continued delays due to increased regulatory scrutiny and monitoring, including consent orders entered into by a number of large servicers, judicial actions and voluntary delays by servicers. Loan Facilitation Services revenue decreased 15% as compared to 2010 which compares favorably to the industry decline in total market refinancing volume of 22% as reported by the MBA. Default Services revenue decreased 23% as compared to 2010 which compares favorably to the RealtyTrac report of a 31% industry-wide decline in default notices as compared to the prior year.

Cost of Revenues

Cost of revenues decreased $144.5 million, or 9%, during 2011 when compared to 2010. Cost of revenues as a percentage of revenues was 68% during 2011 and 66% during 2010. Consistent with the decline in revenues, the overall decrease in cost of revenues was driven by a slowdown in our Loan Transaction Services segment partially offset by growth in our Technology, Data and Analytics segment and from charges related to severance benefits totaling $7.3 million resulting from various cost reduction programs and from a $6.4 million charge relating to the impairment of certain computer software projects.

Gross Profit

Gross profit was $671.8 million and $814.1 million during 2011 and 2010, respectively. Gross margin decreased to 32% during 2011 from 34% in 2010 as a result of the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $147.6 million, or 63%, during 2011 when compared to 2010. Selling, general and administrative expenses as a percentage of revenues increased to 18% during 2011 from 10% during 2010 primarily due to a legal contingency accrual of $78.5 million, stock compensation acceleration charges of $10.5 million, restructuring charges, including severance benefits and other corporate charges of approximately $30.8 million, asset impairment charges of $2.0 million, and increased professional and legal fees relating to our compliance with the consent order and other ongoing litigation.

Operating Income

Operating income decreased $289.9 million, or 50%, during 2011 when compared to 2010. Operating margin decreased to 14% during 2011 from 24% during 2010 as a result of the factors described above.

Other Expense

Other expense, which consists of interest income, interest expense and other items, decreased $3.7 million, or 5%, during 2011 from 2010. During the year ended December 31, 2011, interest expense was impacted by an $8.0 million write-off of debt issuance costs related to the refinancing of our credit facilities, which was completed in August 2011. The increase in interest expense from the write-off of debt issuance costs was more than offset by a decrease in interest expense due to lower average interest rates and principal balances.

Provision for Income Taxes

The provision for income taxes decreased $112.7 million, or 58%, in 2011 when compared to 2010. The effective tax rate decreased to 36.2% in 2011 from 38.0% during 2010 primarily due an increase in federal deductions and credits related to the licensing and development of our technology applications.

Losses from Unconsolidated Entity, Discontinued Operations and Noncontrolling Minority Interest, Net

Losses from unconsolidated entity, discontinued operations and noncontrolling minority interest, net increased $32.4 million during 2011 as compared to 2010. The increase is due to impairment charges recorded on discontinued operations totaling $55.0 million, predominately related to goodwill impairments of $35.5 million, offset by an increase in the income tax benefit attributable to discontinued operations of $31.5 million.

Net Earnings and Net Earnings Per Share Attributable to LPS — Diluted

Net earnings and net earnings per diluted share totaled $96.5 million and $1.13, respectively, during 2011 and $302.4 million and $3.23, respectively, during 2010. The decreases in 2011 were a result of the factors described above, offset by a decrease in the weighted average average shares outstanding - diluted due to share repurchases made in connection with our authorized share repurchase program.

Year Ended December 31, 2010 Compared With the Year Ended December 31, 2009

Revenues

Revenues increased $77.8 million, or 3%, during 2010 when compared to 2009. The increase was driven by growth in our Technology, Data and Analytics and Loan Transaction Services segments. The increase in our Technology, Data and Analytics segment was primarily driven by growth in our mortgage processing operation due to an increase in the number of loans serviced as a result of the conversion of JPMorgan Chase's portfolio during the third quarter of 2009, and from increases in project and loan activity fees, professional services and license-based revenues, partially offset by Bank of America's portfolio deconversion at the beginning of 2010. Additionally, the increase in our Technology, Data and Analytics segment during the period resulted from revenue growth in our Desktop operation due to the conversion of two large servicers, as well as from our Empower and RealEC operations, which facilitate the movement of transactional data in the loan origination process. The increase in our Loan Transaction Services segment during the period resulted from growth in our loan facilitation services, which include our front-end loan origination related services, due to market share gains in title and appraisal services driven by our continued expansion into the retail branch, wholesale and correspondent channels, partially offset by a decline in our default management services primarily due to lower foreclosure volumes resulting from continued delays in the start of foreclosure proceedings from increased regulatory oversight, judicial actions and voluntary delays by the servicers.

Cost of Revenues

Cost of revenues increased $75.4 million, or 5%, during 2010 when compared to 2009. Cost of revenues as a percentage of revenues was 66% during 2010 and 65% during 2009. The year-over-year increase in cost of revenues as a percentage of revenues was due to a number of changes including: investments made in our Desktop platform and infrastructure during 2010 in advance of the conversion of two large servicers; a reduction of our Default Services revenues due to continued delays in foreclosure proceedings resulting from increased regulatory oversight, judicial actions and voluntary delays by the servicers; and an adjustment recorded in the fourth quarter of 2010 for an immaterial error pertaining to a 2008 and 2007 reserve for cost of revenues in the agency sales and posting operation of our default services business. These increases were partially offset by a change in revenue mix in our mortgage processing division as the loss of lower margin account-based revenue from Bank of America's portfolio, which deconverted in January 2010, was replaced by higher margin project and activity fee-based revenue, as well as from market share gains in our loan facilitation services.

Gross Profit

Gross profit was $814.1 million and $811.7 million during 2010 and 2009, respectively. Gross margin decreased to 34% during 2010 from 35% in 2009 as a result of the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $12.7 million, or 5%, during 2010 when compared to 2009. Selling, general and administrative expenses as a percentage of revenues decreased to 10% during 2010 from 11% during 2009 primarily due to a charge totaling $9.0 million recognized during 2009 related to the retirement of three LPS directors, partially offset by a $4.3 million charge recognized during 2010 from the departure of our former chief financial officer, as well as from lower incentive compensation costs during 2010.

Operating Income

Operating income increased $15.1 million, or 3%, during 2010 when compared to 2009. Operating margin decreased to 24% during 2010 from 25% during 2009 as a result of the factors described above.

Other Expense

Other expense, which consists of interest income, interest expense and other items, decreased $13.3 million, or 16%. The decrease during 2010 was primarily due to a reduction in interest expense, which totaled $70.9 million and $84.6 million during 2010 and 2009, respectively, resulting from lower interest rates and principal balances.

Provision for Income Taxes

The provision for income taxes increased $9.6 million, or 5% . The effective tax rate decreased to 38.0% during 2010 from 38.25% during 2009 primarily due to utilization of available federal tax credits.

Losses from Unconsolidated Entity, Discontinued Operations and Noncontrolling Minority Interest, Net

Losses from unconsolidated entity, discontinued operations and noncontrolling minority interest, decreased $7.8 million, or 36% in 2010 as compared to 2009 due to decreased losses in our Tax Services group.

Net Earnings and Net Earnings Per Share Attributable to LPS — Diluted

Net earnings and net earnings per diluted share totaled $302.4 million and $3.23, respectively, during 2010 and $275.8 million and $2.87, respectively, during 2009. The increase during 2010 was a result of the factors described above, as well as from a reduction in the weighted average shares outstanding - diluted due to share repurchases made in connection with our authorized share repurchase program.

Segment Results of Operations — Technology, Data and Analytics

Year Ended December 31,	2011(1)	2010(1)	2009(1)	As a % of Revenue(1) 2011	2010	2009	Variance 2011 vs. 2010(1) $	%	Variance 2010 vs. 2009(1) $	%
(In millions)										
Revenues	$740.7	$693.3	$638.3	100%	100%	100%	$ 47.4	7 %	$ 55.0	9%
Cost of revenues	437.1	378.6	351.7	59%	55%	55%	58.5	15 %	26.9	8%
Gross profit	303.6	314.7	286.6	41%	45%	45%	(11.1)	(4)%	28.1	10%
Gross margin	*41%*	*45%*	*45%*							
Selling, general and administrative expenses	67.8	58.7	50.3	9%	8%	8%	9.1	16 %	8.4	17%
Operating income	$235.8	$256.0	$236.3	32%	37%	37%	$ (20.2)	(8)%	$ 19.7	8%
Operating margin	*32%*	*37%*	*37%*							

(1) Columns may not total due to rounding.

Year Ended December 31, 2011 Compared With the Year Ended December 31, 2010

Revenues

Revenues increased $47.4 million, or 7%, during 2011 when compared to 2010. The increases were primarily due to growth in our other data and analytics operations supporting both origination and default related activities and from the conversion of two large servicers onto our Desktop platform in late 2010. During the year ended December 31, 2011, the increase in revenues was partially offset by a change in estimate resulting in deferral of revenue of $6.0 million during the quarter ended September 30, 2011 related to our Desktop division.

Cost of Revenues

Cost of revenues increased $58.5 million, or 15%, during 2011 when compared to 2010. Cost of revenues as a percentage of revenues increased to 59% during 2011 from 55% in 2010. The increases were primarily due to growth in our other data and analytics operations supporting both origination and default related activities and from the conversion of two large servicers onto our Desktop platform in late 2010. For the year ended December 31, 2011, cost of revenues also increased due to charges related to severance benefits totaling $6.1 million resulting from various cost reduction programs, and a $4.8 million impairment charge relating to the write-down of computer software projects.

Gross Profit

Gross profit was $303.6 million and $314.7 million during 2011 and 2010, respectively. Gross margin decreased to 41% during 2011 from 45% during 2010 as a result of the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $9.1 million, or 16%, during 2011 when compared to 2010. Selling, general and administrative expenses as a percentage of revenues increased to 9% during 2011 from 8% during 2010 due to severance benefits totaling $2.4 million resulting from various cost reduction programs as well as increased commissions as a result of the 7% increase in sales referenced above.

Operating Income

Operating income decreased $20.2 million, or 8%, during 2011 when compared to 2010. Operating margin decreased to 32% during 2011 from 37% during 2010 as a result of the factors described above.

Year Ended December 31, 2010 Compared With the Year Ended December 31, 2009

Revenues

Revenues increased $55.0 million, or 9%, during 2010 when compared to 2009. The increase was primarily driven by growth in our mortgage processing operation due to an increase in the number of loans serviced as a result of the conversion of JPMorgan Chase's portfolio during the third quarter of 2009, and from increases in project and loan activity fees, professional services and license-based revenues, partially offset by Bank of America's portfolio deconversion at the beginning of 2010. Additionally, the increase in our Technology, Data and Analytics segment during the period resulted from revenue growth in our Desktop operation due to the conversion of two large servicers, as well as from growth in our Empower and RealEC operations, which facilitate the movement of transactional data in the loan origination process.

Cost of Revenues

Cost of revenues increased $26.9 million, or 8%, during 2010 when compared to 2009. Cost of revenues as a percentage of revenues remained constant at 55%.

Gross Profit

Gross profit was $314.7 million and $286.6 million during 2010 and 2009, respectively. Gross margin remained constant at 45% during 2010 and 2009.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $8.4 million, or 17%, during 2010 when compared to 2009. Selling, general and administrative expenses as a percentage of revenues remained constant at 8% during 2010 and 2009.

Operating Income

Operating income increased $19.7 million, or 8%, during 2010 when compared to 2009. Operating margin remained constant at 37% during 2009 and 2010.

Segment Results of Operations — Loan Transaction Services

				As a % of Revenue(1)			Variance 2011 vs. 2010(1)		Variance 2010 vs. 2009(1)	
Year Ended December 31,	**2011(1)**	**2010(1)**	**2009(1)**	**2011**	**2010**	**2009**	**$**	**%**	**$**	**%**
(In millions)										
Revenues	$1,355.5	$1,691.4	$1,682.3	100%	100%	100%	$ (335.9)	(20)%	$ 9.1	1 %
Cost of revenues	987.1	1,190.1	1,157.4	73%	70%	69%	(203.0)	(17)%	32.7	3 %
Gross profit	368.4	501.3	524.9	27%	30%	31%	(132.9)	(27)%	(23.6)	(4)%
Gross margin	*27%*	*30%*	*31%*							
Selling, general and administrative expenses	78.5	94.6	107.5	6%	6%	6%	(16.1)	(17)%	(12.9)	(12)%
Operating income	$ 289.9	$ 406.7	$ 417.4	21%	24%	25%	$ (116.8)	(29)%	$ (10.7)	(3)%
Operating margin	*21%*	*24%*	*25%*							

(1) Columns may not total due to rounding.

Year Ended December 31, 2011 Compared With the Year Ended December 31, 2010

Revenues

Revenues decreased $335.9 million, or 20%, during 2011 when compared to 2010. The decreases were primarily due to a slowdown in our loan facilitation services due to a decline in the volume of loan originations, primarily due to changes in underlying interest rates, as well as a decrease in our default management services primarily due to lower foreclosure volumes resulting from continued delays due to increased regulatory scrutiny and monitoring, including consent orders entered into by a number of large servicers, judicial actions and voluntary delays by servicers. Loan Facilitation Services revenue decreased 15% as compared to 2010 which compares favorably to the industry decline in total market refinancing volume of 22% as reported by the MBA. Default Services revenue decreased 23% as compared to 2010 which compares favorably to the RealtyTrac report of a 31% industry-wide decline in default notices as compared to the prior year.

Cost of Revenues

Cost of revenues decreased $203.0 million, or 17%, during 2011 when compared to 2010. Cost of revenues as a percentage of revenues increased to 73% during 2011 from 70% during 2010 as a result of a slowdown in our loan facilitation services due to a decline in the volume of loan originations for the reasons noted above. The decrease in 2011 as compared to 2010 was impacted by an adjustment made during the second quarter of 2010 to reduce loss reserves in our title operations by $8.2 million based on favorable changes in our expected title losses, offset by a $1.1 million charge related to severance benefits from our cost reduction program and a $1.6 million impairment charge relating to the write-down of obsolete computer software projects.

Gross Profit

Gross profit decreased $132.9 million, or 27%, during 2011 when compared to 2010. Gross margin decreased to 27% in 2011 from 30% during 2010 as a result of the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $16.1 million, or 17%, during 2011 when compared to 2010. As a percentage of revenues, selling, general and administrative expenses remained constant at 6% during 2010 and 2011. During the year ended December 31, 2011, a $2.7 million charge was recognized related to severance benefits resulting from our various cost reduction programs.

Operating Income

Operating income decreased $116.8 million, or 29%, during 2011 when compared to 2010. Operating margin decreased to 21% during 2011 from 24% during 2010 as a result of the factors described above.

Year Ended December 31, 2010 Compared With the Year Ended December 31, 2009

Revenues

Revenues increased $9.1 million, or 1%, during 2010 when compared to 2009. The increase resulted from growth in our loan facilitation services, which include our front-end loan origination related services, due to market share gains in our title and appraisal services driven by our continued expansion into the retail branch, wholesale and correspondent channels, partially offset by a decline in our default management services primarily due to lower foreclosure volumes resulting from continued delays in the start of foreclosure proceedings from increased regulatory oversight, judicial actions and voluntary delays by the servicers.

Cost of Revenues

Cost of revenues increased $32.7 million, or 3%, during 2010 when compared to 2009. Cost of revenues as a percentage of revenues increased to 70% during 2010 from 69% during 2009 as a result of a reduction of our Default Services revenues due to continued delays in foreclosure proceedings resulting from increased regulatory oversight, judicial actions and voluntary delays by our customers, and from an adjustment recorded in the fourth quarter of 2010 for an immaterial error pertaining to a 2008 and 2007 reserve for cost of revenues in the agency sales and posting operation of our default services business. The impact of these items was partially offset by higher revenue and margin growth in our loan facilitation operations due to continued market share gains.

Gross Profit

Gross profit decreased $23.6 million, or 4%, during 2010 when compared to 2009. Gross margin decreased to 30% in 2010 from 31% during 2009 as a result of the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $12.9 million, or 12%, during 2010 when compared to 2009. As a percentage of revenues, selling, general and administrative expenses remained constant at 6% during 2010 and 2009.

Operating Income

Operating income decreased $10.7 million, or 3%, during 2010 when compared to 2009. Operating margin decreased to 24% during 2010 from 25% during 2009 as a result of the factors described above.

Segment Results of Operations — Corporate and Other

The Corporate and Other segment consists of corporate overhead costs that are not included in the other segments as well as certain smaller operations. Operating loss for this segment was $235.6 million, $82.6 million and $88.8 million during 2011, 2010 and 2009, respectively.

The increase in operating loss during 2011 as compared to 2010 was primarily due to a legal contingency accrual of $78.5 million, stock compensation acceleration charges of $10.5 million, restructuring charges, including severance benefits and corporate charges of approximately $25.8 million, asset impairment charges of $2.0 million, and increased professional and legal fees relating to our compliance with the consent order and other ongoing litigation.

The decrease in operating loss during 2010 as compared to 2009 was primarily due to a charge totaling $6.8 million recognized in 2009 related to the retirement of three LPS directors, and from lower current period incentive compensation costs. These decreases were partially offset by increased stock compensation expense which was $32.1 million and $28.0 million during 2010 and 2009, respectively, and a $4.3 million charge relating to the departure of our former chief financial officer in 2010.

Liquidity and Capital Resources

Cash Requirements

Our cash requirements include cost of revenues, selling, general and administrative expenses, income taxes, debt service payments, capital expenditures, systems development expenditures, stockholder dividends and business acquisitions. Our principal source of funds is from cash generated by our operations.

At December 31, 2011, we had cash on hand of $77.4 million and debt of $1,149.2 million, including the current portion. We expect that cash flows from operations over the next twelve months will be sufficient to fund our operating cash requirements and pay principal and interest on our outstanding debt absent any unusual circumstances such as adverse changes in the business environment. As of December 31, 2011, we also have remaining availability under our revolving credit facility of $388.2 million.

We currently pay a dividend of $0.10 per common share on a quarterly basis, and expect to continue to do so in the future. The declaration and payment of future dividends is at the discretion of the Board of Directors, and depends on, among other things, our investment policy and opportunities, results of operations, financial condition, cash requirements, future prospects, and other factors that may be considered relevant by our Board of Directors, including legal and contractual restrictions. Additionally, the payment of cash dividends may be limited by covenants in certain debt agreements. On February 2, 2012, the Board of Directors declared a regular quarterly dividend of $0.10 per common share payable March 15, 2012 to stockholders of record as of the close of business on March 1, 2012. We continually assess our capital allocation strategy, including decisions relating to the amount of our dividend, reduction of debt, repurchases of our stock and the making of select acquisitions.

On October 28, 2010, our Board of Directors approved an authorization for us to repurchase up to $250.0 million of our common stock and/or our senior notes, effective through December 31, 2011. Subsequently, on June 16, 2011 our Board of Directors approved an authorization for us to repurchase up to $100.0 million of our common stock and/or our senior notes, effective through December 31, 2012. This authorization replaced the previous authorization and subsumed all amounts remaining available thereunder. Our ability to repurchase shares of common stock or senior notes is subject to restrictions contained in our senior secured credit agreement and in the indenture governing our senior unsecured notes. During the year ended December 31, 2011, we repurchased 4.6 million shares of our stock for $136.9 million, at an average price of $29.98 per share, and $5.0 million face value of our senior notes for $4.9 million. As of December 31, 2011, we had $95.1 million remaining available under our $100.0 million repurchase authorization.

Operating Activities

Cash provided by operating activities reflects net income adjusted for certain non-cash items and changes in certain assets and liabilities. Cash provided by operating activities was approximately $477.9 million, $448.7 million and $443.7 million during 2011, 2010 and 2009, respectively. The increase in cash provided by operating activities during 2011 when compared to 2010 was primarily related to working capital improvements from accounts receivable collections. The increase in cash provided by operating activities during 2010 when compared to 2009 was primarily related to an increase in earnings as adjusted for noncash items, as well as from improvements in working capital management.

Investing Activities

Investing cash flows consist primarily of capital expenditures and acquisitions and dispositions. Cash used in investing activities was approximately $155.7 million, $152.4 million and $179.7 million during 2011, 2010 and 2009, respectively. The increase in cash used in investing activities during 2011 when compared to 2010 was primarily related to a $19.5 million increase in investments in title plants and property records data, partially offset by lower capital expenditures and acquisitions. The decrease in cash used in investing activities during 2010 when compared to 2009 was primarily due to a reduction in the level of acquisition and disposition related activities during 2010, and from a reduction in the level of title plant acquisitions during 2010, partially offset by an increase in investment related activities as well as from an increase in capital expenditures.

Our principal capital expenditures are for computer software (purchased and internally developed) and additions to property and equipment. We spent approximately $104.9 million, $108.3 million and $98.8 million on capital expenditures during 2011, 2010 and 2009, respectively.

We acquired PCLender.com, Inc. in 2011, True Automation, Inc. during 2010, and Rising Tide, Verification Bureau and FNRES during 2009. We spent (net of cash acquired) approximately $9.8 million, $18.8 million and $31.1 million on acquisitions during 2011, 2010 and 2009, respectively.

Financing Activities

Financing cash flows consist primarily of our borrowings, related debt issuance costs and service payments, proceeds from the sale of shares through our employee equity incentive plans, repurchase of treasury shares, repurchase of noncontrolling minority interests and payment of dividends to stockholders.

Cash used in financing activities was approximately $297.1 million, $314.5 million and $319.4 million during 2011, 2010 and 2009, respectively. The decrease in cash used in financing activities during 2011 when compared to 2010 was primarily related to a decrease in the level of treasury stock repurchases from $246.5 million in 2010 to $136.9 million in 2011, offset by an increase in net debt service payments, totaling $95.2 million in 2011 as compared to a total of $40.1 million during 2010. The 2011 Credit Agreement provides the Company with lower principal payment requirements, increased capacity under our revolver, an attractive long-term cost of capital, and an extended maturity date, which further enhances the Company's future financial flexibility and liquidity.

The decrease in cash used in financing activities during 2010 when compared to 2009 was due to prepayments on our debt facility made during 2009, partially offset by an increase in the level of treasury stock repurchases during 2010.

Financing

On August 18, 2011, the Company entered into an Amendment, Restatement and Joinder Agreement (the "Amendment Agreement") in respect of the Credit Agreement dated as of July 2, 2008 (the "2008 Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer, and various other lenders who are parties to the 2008 Credit Agreement. In connection with entering into the Amendment Agreement, on August 18, 2011, the Company also entered into an Amended and Restated Credit Agreement (the "2011 Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer, and various other lenders who are parties to the 2011 Credit Agreement which amends and restates the 2008 Credit Agreement.

The 2011 Credit Agreement consists of: (i) a 5-year revolving credit facility in an aggregate principal amount outstanding at any time not to exceed $400 million (with a $25 million sub-facility for Letters of Credit); (ii) a 5-year Term A Loan in an initial aggregate principal amount of $535 million; and (iii) a Term B Loan with a maturity date of August 14, 2018 in an initial aggregate principal amount of $250 million.

The loans under the 2011 Credit Agreement bear interest at a floating rate, which is an applicable margin plus, at the Company's option, either (a) the Eurodollar (LIBOR) rate or (b) the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the one Month LIBOR rate plus 1.00% (the highest of clauses (i), (ii) and (iii), the "Base rate"). The annual margin on the Term A Loan and the revolving credit facility until the first business day following delivery of the compliance certificate with respect to the first fiscal quarter ending following the closing and funding of the amended and restated facility was 2.25% in the case of LIBOR loans and 1.25% in the case of the Base rate loans, and after that time is a percentage to be determined in accordance with a leverage ratio-based pricing grid. The annual margin on the Term B Loan is 4.50% in the case of LIBOR loans (with LIBOR subject to a floor of 1%) and 3.50% in the case of the Base rate loans.

The 2011 Credit Agreement provides that, beginning on December 31, 2011, the Company shall repay the outstanding principal amount of Term A Loans in quarterly installments of $6.7 million. These quarterly installment payments increase to $13.4 million beginning on December 31, 2013 and then to $20.1 million beginning on December 31, 2014 through March 31, 2016. The Term B Loans are subject to quarterly installment payments of $0.6 million beginning on September 30, 2011 until March 31, 2018. All remaining outstanding principal amounts of Term Loan A and B loans shall be repaid at the respective maturity dates.

In addition to scheduled principal payments, the Term Loans are (with certain exceptions) subject to mandatory prepayment upon issuances of debt, casualty and condemnation events, and sales of assets, as well as from up to 50% of excess cash flow (as defined in the 2011 Credit Agreement) in excess of an agreed threshold commencing with the cash flow for the year ended December 31, 2012. Voluntary prepayments of the loans are generally permitted at any time without fee upon proper notice and subject to a minimum dollar requirement, except that, under certain conditions, voluntary prepayments of the Term B Loan made on or prior to August 18, 2012 are subject to a 1% prepayment premium. Commitment reductions of the revolving credit facility are also permitted at any time without fee upon proper notice. The revolving credit facility has no scheduled principal payments, but it will be due and payable in full on August 18, 2016.

The Company is allowed to raise additional term loans and/or increase commitments under the revolving credit facility in an aggregate principal amount of up to $250.0 million (the "Incremental Facilities"). The Incremental Facilities are subject to restrictions on pricing and tenor of any new term loan, pro-forma compliance with financial covenants, pro-forma leverage ratio not to exceed 2.00:1.00, and other usual and customary conditions.

The obligations under the 2011 Credit Agreement are fully and unconditionally guaranteed, jointly and severally, by certain of our domestic subsidiaries. Additionally, the Company and such subsidiary guarantors pledged substantially all of our respective assets as collateral security for the obligations under the 2011 Credit Agreement and our respective guarantees.

The 2011 Credit Agreement contains customary affirmative, negative and financial covenants including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments, dispositions and sale and leaseback transactions, limits on the payment of dividends and other restricted payments, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, the administrative agent can accelerate the maturity of the loan. Events of default include events customary for such an agreement, including failure to pay principal and interest in a timely manner, breach of covenants and a change of control of the Company. These events of default include a cross-default provision that permits the lenders to declare the 2011 Credit Agreement in default if (i) the Company fails to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $70 million or (ii) the Company fails to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity.

We paid fees and other costs of $22.3 million associated with the refinancing transactions, including fees to lenders, arrangers, and outside professionals such as attorneys and rating agencies. In accordance with FASB ASC 470 - *Debt* , we performed an analysis to determine whether the old debt had been extinguished or modified. This analysis determines the treatment of fees paid in connection with the transaction and any existing unamortized fees associated with the old debt. As a result of that analysis, we recorded a writeoff of unamortized debt issuance costs associated with the old debt of $5.7 million, and capitalized the remaining existing unamortized fees related to the old debt of $2.5 million, which will be amortized as an increase to interest expense over the term of the new debt using the effective interest method. Of the $22.3 million of fees associated with the refinancing, $20.0 million was capitalized and will be amortized as an increase to interest expense over the term of the new debt using the effective interest method and the remaining $2.3 million was expensed.

Old Credit Facilities

On July 2, 2008, we entered into a Credit Agreement (the "2008 Credit Agreement") among JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer and various other lenders who are parties to the 2008 Credit Agreement. The 2008 Credit Agreement consisted of: (i) a 5-year revolving credit facility in an aggregate principal amount outstanding at any time not to exceed $140.0 million (with a $25.0 million sub-facility for Letters of Credit) (ii) a Term A Loan in an initial aggregate principal amount of $700.0 million; and (iii) a Term B Loan in an initial aggregate principal amount of $510.0 million. Proceeds from disbursements under the 5-year revolving credit facility were used for general corporate purposes.

The loans under the 2008 Credit Agreement accrued interest at a floating rate, which is an applicable margin plus, at our option, either (a) the Eurodollar (LIBOR) rate or (b) the higher of (i) the prime rate or (ii) the federal funds rate plus 0.5% (the higher of clauses (i) and (ii), the "ABR rate"). The annual margin on the Term A Loan and the revolving credit facility was a percentage per annum to be determined in accordance with a leverage ratio-based pricing grid and on the Term B Loan was 2.5% in the case of LIBOR loans and 1.5% in the case of ABR rate loans.

Senior Notes

On July 2, 2008, we issued senior notes (the "Notes") in an initial aggregate principal amount of $375.0 million under which $362.0 million was outstanding at December 31, 2011. The Notes were issued pursuant to an Indenture dated July 2, 2008 (the "Indenture") among the Company, the guarantor parties thereto and U.S. Bank Corporate Trust Services, as Trustee.

The Notes bear interest at a rate of 8.125% per annum. Interest payments are due semi-annually each January 1 and July 1. The maturity date of the Notes is July 1, 2016. From time to time we may be in the market to repurchase portions of the Notes, subject to limitations set forth in the Credit Agreement.

The Indenture contains covenants that, among other things, limit LPS' ability and the ability of certain of LPS' subsidiaries (a) to incur or guarantee additional indebtedness or issue preferred stock, (b) to make certain restricted payments, including dividends or distributions on equity interests held by persons other than LPS or certain subsidiaries, in excess of an amount generally equal to 50% of consolidated net income generated since July 1, 2008, (c) to create or incur certain liens, (d) to engage in sale and leaseback transactions, (e) to create restrictions that would prevent or limit the ability of certain subsidiaries to (i) pay dividends or other distributions to LPS or certain other subsidiaries, (ii) repay any debt or make any loans or advances to LPS or certain other subsidiaries or (iii) transfer any property or assets to LPS or certain other subsidiaries, (f) to sell or dispose of assets of LPS or any restricted subsidiary or enter into merger or consolidation transactions and (g) to engage in certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations and qualifications in the Indenture.

The Notes are our general unsecured obligations. Accordingly, they rank equally in right of payment with all of our existing and future unsecured senior debt; senior in right of payment to all of our future subordinated debt; effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our credit facilities; and effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables and preferred stock.

The Notes are guaranteed by each existing and future domestic subsidiary that is a guarantor under our credit facilities. The guarantees are general unsecured obligations of the guarantors. Accordingly, they rank equally in right of payment with all existing and future unsecured senior debt of our guarantors; senior in right of payment with all existing and future subordinated debt of such guarantors; and effectively subordinated to such guarantors' existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under our credit facilities.

LPS has no independent assets or operations and our subsidiaries' guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of LPS or any of the subsidiary guarantors to obtain funds from any of our subsidiaries other than National Title Insurance of New York, Inc. ("NTNY"), our title insurance underwriter subsidiary, by dividend or loan. NTNY is statutorily required to maintain investment assets backing its reserves for settling losses on the policies it issues, and its ability to pay dividends or make loans is limited by regulatory requirements.

We may redeem some or all of the Notes on or after July 1, 2011, at the redemption prices described in the Indenture, plus accrued and unpaid interest. Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the Notes as described above, each holder may require us to repurchase such holder's Notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date.

The Indenture contains customary events of default, including failure of the Company (i) to pay principal and interest when due and payable and breach of certain other covenants and (ii) to make an offer to purchase and pay for Notes tendered as required by the Indenture. Events of default also include cross defaults, with respect to any other debt of the Company or debt of certain subsidiaries having an outstanding principal amount of $80.0 million or more in the aggregate for all such debt, arising from (i) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period or (ii) the occurrence of an event which results in such debt being due and payable prior to its scheduled maturity. Upon the occurrence of an event of default (other than a bankruptcy default with respect to the Company or certain subsidiaries), the trustee or holders of at least 25% of the Notes then outstanding may accelerate the Notes by giving us appropriate notice. If, however, a bankruptcy default occurs with respect to the Company or certain subsidiaries, then the principal of and accrued interest on the Notes then outstanding will accelerate immediately without any declaration or other act on the part of the trustee or any holder.

Fair Value of Long-Term Debt

The fair value of the Company's long-term debt at December 31, 2011 is estimated to be approximately 98% of the carrying value. We have estimated the fair value of our debt using Level 2 Inputs, based on values of recent quoted market prices on our term loans and values of recent trades on our senior notes.

Interest Rate Swaps

We have entered into interest rate swap transactions in order to convert a portion of our interest rate exposure on our floating rate debt from variable to fixed. We have designated these interest rate swaps as cash flow hedges. It is our policy to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes. See note 13 of the notes to consolidated financial statements for a detailed description of our interest rate swaps.

Contractual Obligations

Our long-term contractual obligations generally include our debt, data processing and maintenance commitments and operating lease payments on certain of our property and equipment and deferred compensation obligations. As of December 31, 2011, our required annual payments relating to these contractual obligations were as follows (in thousands):

	2012	2013	2014	2015	2016	Thereafter	Total
Long-term debt	$ 39,310	$ 35,975	$ 62,688	$ 82,750	$ 692,187	$ 236,250	$ 1,149,160
Interest on long-term debt (1)	64,363	63,837	60,676	60,369	53,587	27,961	330,793
Data processing and maintenance commitments	19,721	6,585	5,481	—	—	—	31,787
Operating lease payments	20,842	14,466	7,935	4,974	296	—	48,513
Deferred compensation (2)	—	—	—	—	—	20,678	20,678
Total	$ 144,236	$ 120,863	$ 136,780	$ 148,093	$ 746,070	$ 284,889	$ 1,580,931

(1) Used 12/31/2011 3 month LIBOR forward curve for future interest obligations on long-term debt.
(2) Deferred compensation is presented as payable after 2016 because of the uncertain timing of the payables.

Indemnifications and Warranties

We often indemnify our customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of our software through software licensing agreements. Historically, we have not made any payments under such indemnifications, but continue to monitor the conditions that are subject to the indemnifications to identify whether a loss has occurred that is both probable and estimable that would require recognition. In addition, we warrant to customers that our software operates substantially in accordance with the software specifications. Historically, no costs have been incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements other than operating leases, and the escrow arrangements described below.

Escrow Arrangements

In conducting our title agency, closing and tax services, we routinely hold customers' assets in escrow accounts, pending completion of real estate related transactions. Certain of these amounts are maintained in segregated accounts, and these amounts have not been included in the accompanying consolidated balance sheets. As an incentive for holding deposits at certain banks, we periodically have programs for realizing economic benefits through favorable arrangements with these banks. As of December 31, 2011, the aggregate value of all amounts held in escrow in our title agency, closing and tax services operations totaled $188.9 million.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

In the normal course of business, we are routinely subject to a variety of risks, including those described in Item 1A: Risk Factors of Part I of this report. For example, we are exposed to the risk that decreased lending and real estate activity, which depend in part on the level of interest rates, may reduce demand for certain of our services and adversely affect our results of operations. The risks related to our business also include certain market risks that may affect our debt and other financial instruments. In particular, we face the market risks associated with our cash equivalents and interest rate movements on our outstanding debt. We regularly assess market risks and have established policies and business practices to protect against the adverse effects of these exposures.

Our cash equivalents are predominantly invested with high credit quality financial institutions, and consist of short-term investments such as money market accounts, money market funds and time deposits.

We are a highly leveraged company, with approximately $1,149.2 million in long-term debt outstanding as of December 31, 2011. We have entered into interest rate swap transactions which convert a portion of the interest rate exposure on our floating rate debt from variable to fixed. We performed a sensitivity analysis based on the principal amount of our floating rate debt as of December 31, 2011, less the principal amount of such debt that was then subject to an interest rate swap. This sensitivity analysis takes into account scheduled principal installments that will take place in the next 12 months as well as the related notional amount of interest rate swaps then outstanding. Further, in this sensitivity analysis, the change in interest rates is assumed to be applicable for the entire year. Of the remaining variable rate debt not covered by the swap arrangements, we estimate that a one percent increase in the LIBOR rate would increase our annual interest expense by approximately $2.0 million.

Item 8. *Financial Statements and Supplementary Data*

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES

INDEX TO FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lender Processing Services, Inc.:

We have audited Lender Processing Services, Inc.'s and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Lender Processing Services, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lender Processing Services, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 29, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

February 29, 2012
Jacksonville, Florida
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Lender Processing Services, Inc.:

We have audited the accompanying consolidated balance sheets of Lender Processing Services, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Lender Processing Services, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Lender Processing Services, Inc.'s and subsidiaries' internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 29, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

February 29, 2012
Jacksonville, Florida
Certified Public Accountants

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 77,355	$ 52,287
Trade receivables, net	345,048	419,647
Other receivables	1,423	4,910
Prepaid expenses and other current assets	33,004	38,328
Deferred income taxes, net	74,006	44,102
Total current assets	530,836	559,274
Property and equipment, net	121,245	123,897
Computer software, net	228,882	217,573
Other intangible assets, net	39,140	58,269
Goodwill	1,132,828	1,159,539
Other non-current assets (inclusive of investments carried at fair value of $55.6 million and $32.5 million at December 31, 2011 and 2010, respectively) - see note 5	192,484	133,291
Total assets	$ 2,245,415	$ 2,251,843
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 39,310	$ 145,154
Trade accounts payable	43,105	51,610
Accrued salaries and benefits	64,383	55,230
Recording and transfer tax liabilities	11,901	10,879
Other accrued liabilities	235,209	145,203
Deferred revenues	64,078	57,651
Total current liabilities	457,986	465,727
Deferred revenues	34,737	36,893
Deferred income taxes, net	122,755	96,732
Long-term debt, net of current portion	1,109,850	1,104,247
Other non-current liabilities	32,099	22,030
Total liabilities	1,757,427	1,725,629
Commitments and contingencies (note 14)		
Stockholders' equity:		
Preferred stock $0.0001 par value; 50 million shares authorized, none issued at December 31, 2011 and 2010	—	—
Common stock $0.0001 par value; 500 million shares authorized, 97.4 million shares issued at December 31, 2011 and 2010	10	10
Additional paid-in capital	250,533	216,896
Retained earnings	658,146	596,168
Accumulated other comprehensive loss	(1,783)	(283)
Treasury stock at cost; 13.0 million and 8.6 million shares at December 31, 2011 and 2010, respectively	(418,918)	(286,577)
Total stockholders' equity	487,988	526,214
Total liabilities and stockholders' equity	$ 2,245,415	$ 2,251,843

See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES

Consolidated Statements of Earnings
Years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
	(In thousands, except per share amounts)		
Revenues (note 3)	$ 2,090,112	$ 2,376,861	$ 2,299,088
Cost of revenues (note 3)	1,418,324	1,562,818	1,487,443
Gross profit	671,788	814,043	811,645
Selling, general, and administrative expenses (notes 3 and 14)	381,606	233,953	246,681
Operating income	290,182	580,090	564,964
Other income (expense):			
Interest income	1,451	982	1,389
Interest expense	(67,583)	(71,277)	(84,742)
Other income (expense), net	(182)	340	19
Total other income (expense)	(66,314)	(69,955)	(83,334)
Earnings from continuing operations before income taxes and equity in losses of unconsolidated entity	223,868	510,135	481,630
Provision for income taxes	81,062	193,849	184,224
Earnings from continuing operations before equity in losses of unconsolidated entity	142,806	316,286	297,406
Equity in losses of unconsolidated entity	—	—	(37)
Earnings from continuing operations	142,806	316,286	297,369
Loss from discontinued operations, net of tax	(46,263)	(13,942)	(20,663)
Net earnings	96,543	302,344	276,706
Net earnings attributable to noncontrolling minority interest	—	—	(977)
Net earnings attributable to Lender Processing Services, Inc.	$ 96,543	$ 302,344	$ 275,729
Amounts attributable to Lender Processing Services, Inc.:			
Earnings from continuing operations, net of tax	$ 142,806	$ 316,286	$ 296,392
Loss from discontinued operations, net of tax	(46,263)	(13,942)	(20,663)
Net earnings	$ 96,543	$ 302,344	$ 275,729
Net earnings per share — basic from continuing operations	$ 1.67	$ 3.40	$ 3.10
Net loss per share — basic from discontinued operations	(0.54)	(0.15)	(0.22)
Net earnings per share — basic	$ 1.13	$ 3.25	$ 2.88
Weighted average shares outstanding — basic	85,554	93,095	95,632
Net earnings per share — diluted from continuing operations	$ 1.67	$ 3.38	$ 3.08
Net loss per share — diluted from discontinued operations	(0.54)	(0.15)	(0.21)
Net earnings per share — diluted	$ 1.13	$ 3.23	$ 2.87
Weighted average shares outstanding — diluted	85,685	93,559	96,152

See accompanying notes to consolidated financial statements.

**LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES**

**Consolidated Statements of Comprehensive Earnings
Years ended December 31, 2011, 2010 and 2009**

	2011	2010	2009
		(In thousands)	
Net earnings attributable to Lender Processing Services, Inc.	$ 96,543	$ 302,344	$ 275,729
Other comprehensive earnings (loss):			
Unrealized gain (loss) on other investments, net of tax	1,267	(224)	(163)
Unrealized gain (loss) on interest rate swaps, net of tax(1)	(2,767)	7,571	6,200
Other comprehensive earnings (loss)	(1,500)	7,347	6,037
Comprehensive earnings attributable to Lender Processing Services, Inc.	$ 95,043	$ 309,691	$ 281,766

(1) Net of income tax expense (benefit) of ($1.8 million), $4.7 million and $4.0 million for the years ended December 31, 2011, 2010 and 2009.

See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2011, 2010 and 2009

	Lender Processing Services, Inc. Stockholders' Equity								
	Common Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Shares	Treasury Stock	Noncontrolling Minority Interest	Total Equity
					(In thousands)				
Balances, December 31, 2008	95,284	$ 9	$ 111,849	$ 93,540	$ (13,667)	(20)	$ (582)	$ 11,252	$ 202,401
Net distribution to FIS	—	—	(434)	—	—	—	—	—	(434)
Net earnings attributable to Lender Processing Services, Inc.	—	—	—	275,729	—	—	—	—	275,729
Net earnings attributable to noncontrolling minority interest	—	—	—	—	—	—	—	977	977
Acquisition of outstanding noncontrolling minority interest (note 4)	—	—	5,379	—	—	—	—	(12,229)	(6,850)
Issuance of restricted stock	480	—	—	—	—	—	—	—	—
Cash dividends paid(1)	—	—	—	(38,306)	—	—	—	—	(38,306)
Exercise of stock options and restricted stock vesting	1,285	1	25,667	—	—	(573)	(17,570)	—	8,098
Tax benefit associated with equity compensation	—	—	2,921	—	—	—	—	—	2,921
Stock-based compensation	—	—	28,042	—	—	—	—	—	28,042
Treasury stock repurchases	—	—	—	—	—	(617)	(22,757)	—	(22,757)
Unrealized loss on investments, net	—	—	—	—	(163)	—	—	—	(163)
Unrealized gain on interest rate swaps, net	—	—	—	—	6,200	—	—	—	6,200
Balances, December 31, 2009	97,049	10	173,424	330,963	(7,630)	(1,210)	(40,909)	—	455,858
Net earnings attributable to Lender Processing Services, Inc.	—	—	—	302,344	—	—	—	—	302,344
Issuance of restricted stock	2	—	—	—	—	—	—	—	—
Cash dividends declared (1) (2)	—	—	—	(37,139)	—	—	—	—	(37,139)
Exercise of stock options and restricted stock vesting	376	—	11,230	—	—	54	881	—	12,111
Tax benefit associated with equity compensation	—	—	165	—	—	—	—	—	165
Stock-based compensation	—	—	32,077	—	—	—	—	—	32,077
Treasury stock repurchases	—	—	—	—	—	(7,425)	(246,549)	—	(246,549)
Unrealized loss on investments, net	—	—	—	—	(224)	—	—	—	(224)
Unrealized gain on interest rate swaps, net	—	—	—	—	7,571	—	—	—	7,571
Balances, December 31, 2010	97,427	10	216,896	596,168	(283)	(8,581)	(286,577)	—	526,214
Net earnings attributable to Lender Processing Services, Inc.	—	—	—	96,543	—	—	—	—	96,543
Cash dividends declared (1) (2)	—	—	—	(34,565)	—	—	—	—	(34,565)
Exercise of stock options and restricted stock vesting	—	—	(7,199)	—	—	121	4,537	—	(2,662)
Income tax expense from exercise of stock options	—	—	(873)	—	—	—	—	—	(873)
Stock-based compensation	—	—	41,709	—	—	—	—	—	41,709
Treasury stock repurchases	—	—	—	—	—	(4,561)	(136,878)	—	(136,878)
Unrealized gain on investments, net	—	—	—	—	1,267	—	—	—	1,267
Unrealized loss on interest rate swaps, net	—	—	—	—	(2,767)	—	—	—	(2,767)
Balances, December 31, 2011	97,427	$ 10	$ 250,533	$ 658,146	$ (1,783)	(13,021)	$ (418,918)	$ —	$ 487,988

(1) Dividends were paid at $0.10 per common share per quarter.
(2) Dividends declared includes dividends accrued on restricted stock that are not paid until a vesting occurs.

See accompanying notes to consolidated financial statements.

LENDER PROCESSING SERVICES, INC.
AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 2011, 2010 and 2009

	2011	2010	2009
		(In thousands)	
Cash flows from operating activities:			
Net earnings	$ 96,543	$ 302,344	$ 275,729
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	98,828	98,761	97,922
Amortization of debt issuance costs	10,017	4,716	5,404
Loss (gain) on sale of discontinued operations	849	—	(2,574)
Asset impairment charges	71,995	—	—
Deferred income taxes, net	(4,761)	30,417	25,463
Stock-based compensation cost	41,709	32,077	28,042
Income tax effect of equity compensation	873	(165)	(2,921)
Equity in losses of unconsolidated entity	—	—	37
Minority interest	—	—	977
Changes in assets and liabilities, net of effects of acquisitions:			
Trade receivables	72,446	(17,802)	(49,602)
Other receivables	3,303	(1,126)	13,637
Prepaid expenses and other assets	(6,274)	(22,859)	(11,578)
Deferred revenues	3,975	(11,687)	11,316
Accounts payable, accrued liabilities and other liabilities	88,356	34,018	51,836
Net cash provided by operating activities	477,859	448,694	443,688
Cash flows from investing activities:			
Additions to property and equipment	(32,768)	(40,653)	(40,890)
Additions to capitalized software	(72,111)	(67,603)	(57,885)
Purchases of investments, net of proceeds from sales	(21,509)	(20,956)	—
Acquisition of title plants and property records data	(23,967)	(4,401)	(17,219)
Acquisitions, net of cash acquired	(9,802)	(18,823)	(31,103)
Proceeds from sale of discontinued operations, net of cash distributed	4,451	—	(32,638)
Net cash used in investing activities	(155,706)	(152,436)	(179,735)
Cash flows from financing activities:			
Borrowings	1,005,000	—	—
Debt service payments	(1,100,242)	(40,109)	(254,497)
Debt issuance costs paid	(22,059)	—	—
Exercise of stock options and restricted stock vesting	(2,662)	12,111	8,098
Income tax effect of equity compensation	(873)	165	2,921
Dividends paid	(34,446)	(37,139)	(38,306)
Treasury stock repurchases	(136,878)	(246,549)	(22,757)
Bond repurchases	(4,925)	—	(8,000)
Acquisition of outstanding noncontrolling minority interest	—	—	(6,850)
Payment of contingent consideration related to acquisitions	—	(2,978)	—
Net cash used in financing activities	(297,085)	(314,499)	(319,391)
Net increase (decrease) in cash and cash equivalents	25,068	(18,241)	(55,438)
Cash and cash equivalents, beginning of year	52,287	70,528	125,966
Cash and cash equivalents, end of year	$ 77,355	$ 52,287	$ 70,528
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 56,975	$ 69,005	$ 81,698
Cash paid for taxes	$ 56,538	$ 151,436	$ 154,595
Non-cash investing and financing activities:			
Non-cash redistribution of assets to FIS	$ —	$ —	$ 434
Non-cash consideration received from sale of discontinued operation	$ —	$ —	$ 40,310
Non-cash consideration issued in acquisition of business	$ —	$ —	$ (5,162)

See accompanying notes to consolidated financial statements.

Except as otherwise indicated or unless the context otherwise requires, all references to "LPS," "we," the "Company," or the "registrant" are to Lender Processing Services, Inc., a Delaware corporation that was incorporated in December 2007 as a wholly-owned subsidiary of FIS, and its subsidiaries; all references to "FIS," the "former parent," or the "holding company" are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., and its subsidiaries, that owned all of LPS's shares until July 2, 2008; and all references to "FNF" are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc.).

(1) Description of Business

Lender Processing Services, Inc. Spin-off Transaction

Our former parent, Fidelity National Information Services, Inc., is a Georgia corporation formerly known as Certegy Inc. In October 2007, the board of directors of FIS approved a plan of restructuring pursuant to which FIS would spin off its lender processing services segment to its shareholders in a tax free distribution. Pursuant to this plan of restructuring, on June 16, 2008, FIS contributed to us substantially all of its interest in the assets, liabilities, businesses and employees related to FIS's lender processing services operations in exchange for shares of our common stock and $1,585.0 million aggregate principal amount of our debt obligations, including our senior notes and debt obligations under our 2008 Credit Agreement described in note 13.

On July 2, 2008, FIS distributed to its shareholders a dividend of one-half share of our common stock, par value $0.0001 per share, for each issued and outstanding share of FIS common stock held on June 24, 2008, which we refer to as the "spin-off." Also on July 2, 2008, FIS exchanged 100% of our debt obligations for a like amount of FIS's existing Tranche B Term Loans issued under its Credit Agreement dated as of January 18, 2007. The spin-off was tax-free to FIS and its shareholders, and the debt-for-debt exchange undertaken in connection with the spin-off was tax-free to FIS. On July 3, 2008, we commenced regular way trading on the New York Stock Exchange under the trading symbol "LPS."

Reporting Segments

We are a provider of integrated technology and outsourced services to the mortgage lending industry, with mortgage processing and default management services in the U.S. We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services.

Our Technology, Data and Analytics segment principally includes:

- our mortgage processing services, which we conduct using our mortgage servicing platform and our team of experienced support personnel;
- our Desktop application, a workflow system that assists our customers in managing business processes, which is primarily used in connection with mortgage loan default management;
- our other software and related service offerings, including our mortgage origination software and our collaborative electronic vendor network, which provides connectivity among mortgage industry participants; and
- our data and analytics businesses, the most significant of which are our alternative property valuations business, which provides a range of valuations other than traditional appraisals, and our aggregated property and loan data services.

Our Loan Transaction Services segment offers a range of services used mainly in the production of a mortgage loan, which we refer to as our loan facilitation services, and in the management of mortgage loans that go into default, which we refer to as default management services.

Our loan facilitation services include:

- settlement and title agency services, in which we act as an agent for title insurers or as an underwriter, and closing services, in which we assist in the closing of real estate transactions;
- appraisal services, which consist of traditional appraisals provided through our appraisal management company; and
- flood zone determination services, which assists lenders in determining whether a property is in a federally designated flood zone.

Our default management services include, among others:

- property inspection and preservation services, designed to preserve the value of properties securing defaulted loans;
- foreclosure management services, including administrative services provided to independent attorneys and trustees, mandatory title searches, posting and publishing, and other services; and
- asset management services, providing disposition services for our customers' real estate owned properties through independent real estate brokers, attorneys and other vendors to facilitate the transaction.

Corporate overhead costs, including stock compensation expense, and other operations that are not included in our operating segments are included in Corporate and Other.

(2) Significant Accounting Policies

The following describes our significant accounting policies which have been followed in preparing the accompanying consolidated financial statements.

(a) Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with generally accepted accounting principles ("GAAP") and all adjustments considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated.

(b) Fair Value

Fair Value of Financial Assets and Liabilities

The fair values of financial assets and liabilities are determined using the following fair value hierarchy:

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability; and
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy our assets and liabilities measured at fair value on a recurring basis. The fair values of other financial instruments, which primarily include short-term financial assets and liabilities and long term debt, are estimated as of year-end and disclosed elsewhere in these notes.

As of December 31, 2011 (in millions):

			Fair Value			
	Classification	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments (note 5)	Asset	$ 55.6	$ 6.9	$ 48.7	$ —	$ 55.6
Interest rate swaps (note 13)	Liability	$ 5.4	$ —	$ 5.4	$ —	$ 5.4

As of December 31, 2010 (in millions):

			Fair Value			
	Classification	**Carrying Value**	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments (note 5)	Asset	$ 32.5	$ 6.8	$ 25.7	$ —	$ 32.5
Interest rate swaps (note 13)	Liability	$ 0.9	$ —	$ 0.9	$ —	$ 0.9

Our Level 1 financial instruments include U.S government and agency bonds, for which there are quoted prices in active markets. Our Level 2 financial instruments consist of corporate bonds, municipal bonds and derivatives, for which there are parallel markets or alternative means to estimate fair value using observable information inputs. The estimates used are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the values presented are not necessarily indicative of amounts we could realize or settle currently.

Fair Value of Assets Acquired and Liabilities Assumed

The fair values of assets acquired and liabilities assumed in business combinations are estimated using various assumptions. The most significant assumptions, and those requiring the most judgment, involve the estimated fair values of intangible assets and software, with the remaining value, if any, attributable to goodwill. The Company utilizes third-party experts to assist with determining the fair values of intangible assets and software purchased in business combinations.

(c) Management Estimates

The preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The accounting estimates that require our most significant, difficult and subjective judgments include the recoverability of long-lived assets and goodwill, allowance for doubtful accounts, the assessment of loss contingencies, income tax reserves and the recognition of revenue related to software contracts. Actual results that we experience could differ from our estimates.

(d) Cash and Cash Equivalents

Highly liquid instruments purchased with original maturities of three months or less are considered cash equivalents. Cash equivalents are predominantly invested with high credit quality financial institutions and consist of short-term investments, such as demand deposit accounts, money market accounts, money market funds and time deposits. The carrying amounts of these instruments reported in the consolidated balance sheets approximate their fair value because of their immediate or short-term maturities.

(e) Trade Receivables, Net

The carrying amounts reported in the consolidated balance sheets for trade receivables approximate their fair value because of their immediate or short-term maturities.

A summary of trade receivables, net of an allowance for doubtful accounts, at December 31, 2011 and 2010 is as follows (in thousands):

	2011	2010
Trade receivables — billed	$ 349,503	$ 419,634
Trade receivables — unbilled	31,558	33,552
Total trade receivables	381,061	453,186
Allowance for doubtful accounts	(36,013)	(33,539)
Total trade receivables, net	$ 345,048	$ 419,647

The allowance for doubtful accounts represents management's estimate of those balances that are uncollectible as of the consolidated balance sheet dates. A summary of the roll forward of allowance for doubtful accounts for the years ended December 31, 2011, 2010 and 2009 is as follows (in thousands):

	Balance at Beginning of Period	Bad Debt Expense	Writeoffs, Net of Recoveries	Transfers and Acquisitions	Balance at End of Period
Year ended December 31, 2009	$ (27,200)	(15,443)	16,464	215	$ (25,964)
Year ended December 31, 2010	$ (25,964)	(24,914)	17,339	—	$ (33,539)
Year ended December 31, 2011	$ (33,539)	(22,811)	20,337	—	$ (36,013)

(f) Other Receivables

The carrying amounts reported in the consolidated balance sheets for other receivables approximate their fair value.

(g) Deferred Contract Costs

Cost of software sales and outsourced data processing and application management arrangements, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of a contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities and are primarily associated with installation of systems/ processes and data conversion.

In the event indications exist that a deferred contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term and compared to the unamortized deferred contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance, the balance would be adjusted to equal the contract's net realizable value, including any termination fees provided for under the contract, in the period such a determination is made.

As of December 31, 2011 and 2010, we had approximately $34.6 million and $30.6 million, respectively, recorded as deferred contract costs that were classified in prepaid expenses and other current assets and other non-current assets in our consolidated balance sheets. Amortization expense for deferred contract costs was $7.1 million, $7.3 million and $5.8 million for the years ended December 31, 2011, 2010 and 2009, respectively, and is included in cost of revenues in the accompanying consolidated statements of earnings.

(h) Long-Lived Assets

Long-lived assets and intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i) Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method based on the estimated useful lives of the related assets: 30 years for buildings and 3 to 7 years for furniture, fixtures and computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the initial terms of the applicable leases or the estimated useful lives of such assets.

(j) Computer Software

Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life. Software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from 5 to 10 years.

Internally developed software costs are amortized using the greater of the straight-line method over the estimated useful life or based on the ratio of current revenues to total anticipated revenue over the estimated useful lives. Useful lives of computer software range from 3 to 10 years. Capitalized software development costs are accounted for in accordance with either ASC Topic 985, *Software*, Subtopic 20, *Costs of Software to Be Sold, Leased, or Marketed* ("ASC 985-20"), or ASC Topic 350, *Intangibles — Goodwill and Other* ("ASC 350"), Subtopic 40, *Internal-Use Software* ("ASC 350-40"). For computer software products to be sold, leased, or otherwise marketed (ASC 985-20 software), all costs incurred to establish the technological feasibility are research and development costs, and are expensed as they are incurred. Costs incurred subsequent to establishing technological feasibility, such as programmers salaries and related payroll costs and costs of independent contractors, are capitalized and amortized on a product by product basis commencing on the date of general release to customers. We do not capitalize any costs once the product is available for general release to customers. For internal-use computer software products (ASC 350-40 software), internal and external costs incurred during the preliminary project stage are expensed as they are incurred. Internal and external costs incurred during the application development stage are capitalized and amortized on a product by product basis commencing on the date the software is ready for its intended use. We do not capitalize any costs once the software is ready for its intended use. We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset.

(k) Intangible Assets

We have intangible assets which consist primarily of customer relationships and trademarks that are recorded in connection with acquisitions at their fair value based on the results of a valuation analysis. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a period of up to 10 years. Certain trademarks determined to have indefinite lives are reviewed for impairment at least annually.

(l) Goodwill

Goodwill represents the excess of cost over the fair value of identifiable assets acquired and liabilities assumed in business combinations. Goodwill is not amortized, and is tested for impairment annually, or more frequently if circumstances indicate potential impairment. We test consolidated goodwill for impairment using a fair value approach at the reporting unit level. We have four reporting units that carry goodwill as of the balance sheet date — Technology, Loan Facilitation Services, Data and Analytics and Default Services. We measure for impairment on an annual basis during the fourth quarter using a September 30th measurement date. The results of our fiscal year 2011 annual assessment of the recoverability of goodwill indicated that the fair value of all of the Company's reporting units were in excess of the carrying value of those reporting units, and thus no goodwill impairment existed as of December 31, 2011 other than related to discontinued operations, as described in note 10.

(m) Trade Accounts Payable

The carrying amounts reported in the consolidated balance sheets for trade accounts payable approximate their fair value because of their immediate or short-term maturities.

(n) Loss Contingencies

ASC Topic 450, *Contingencies* ("ASC 450") requires that we accrue for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. We accrue estimated legal fees associated with loss contingencies for which we believe a loss is probable and can be reasonably estimated.

(o) Restructuring Activities

We apply the provisions of ASC Topic 420, *Exit or Disposal Cost Obligations* ("ASC 420") and ASC Topic 712, *Nonretirement Postemployment Benefits* ("ASC 712") in the recording of severance costs. Severance costs accounted for under ASC 420 are recognized when management with the proper level of authority has committed to a restructuring plan and communicated those actions to employees. Severance costs accounted for under ASC 712 are recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. At each reporting date, we evaluate our accruals for restructuring costs to ensure they are still appropriate.

(p) Deferred Compensation Plan

LPS maintains a deferred compensation plan (the "Plan") which is available to certain LPS management level employees and directors. The Plan permits participants to defer receipt of part of their current compensation. Participant benefits for the Plan are provided by a funded rabbi trust.

The compensation withheld from Plan participants, together with investment income on the Plan, is recorded as a deferred compensation obligation to participants and is included as a long-term liability in the accompanying consolidated balance sheets. The related plan assets are classified within other non-current assets in the accompanying consolidated balance sheets and are reported at market value. The deferred compensation liability totaled $20.7 million and $21.6 million as of December 31, 2011 and 2010, respectively, and approximates the fair value of the corresponding asset.

(q) Derivative Instruments

We account for derivative financial instruments in accordance with ASC Topic 815, *Derivatives and Hedging* ("ASC 815"). We engage in hedging activities relating to our variable rate debt through the use of interest rate swaps. We have designated these interest rate swaps as cash flow hedges. Gains and losses on cash flow hedges are included, to the extent they are effective, in other comprehensive earnings, until the underlying transactions are recognized as gains or losses and included in our consolidated statement of earnings.

(r) Revenue Recognition

The following describes our primary types of revenues and our revenue recognition policies as they pertain to the types of transactions we enter into with our customers. We enter into arrangements with customers to provide services, software and software related services such as post-contract customer support and implementation and training either individually or as part of an integrated offering of multiple services. These services occasionally include offerings from more than one segment to the same customer. The revenues for services provided under these multiple element arrangements are recognized in accordance with the applicable revenue recognition accounting principles as further described below.

In our Technology, Data and Analytics segment, we recognize revenues relating to mortgage processing, outsourced business processing services, data and analytics services, along with software licensing and software related services. In some cases, these services are offered in combination with one another, and in other cases we offer them individually. Revenues from processing services are typically volume-based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized.

The substantial majority of the revenues in our Technology, Data and Analytics segment are from outsourced data processing, data and valuation related services, and application management arrangements. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. During the implementation phase, revenues and costs related to implementation, conversion and programming services associated with our data processing and application management agreements are deferred and subsequently recognized using the straight-line method over the term of the related services agreement. We evaluate these deferred contract costs for impairment in the event any indications of impairment exist.

In the event that our arrangements with our customers include more than one service, we determine whether the individual revenue elements can be recognized separately. We determine whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If the services are software related services we determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units. Initial license fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is deemed probable, provided that vendor-specific objective evidence ("VSOE") has been established for each element or for any undelivered elements. We determine the fair value of each element or the undelivered elements in multi-element software arrangements based on VSOE. VSOE for each element is based on the price charged when the same element is sold separately, or in the case of post-contract customer support, when a stated renewal rate is provided to the customer. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of fair value does not exist for one or more undelivered elements of a contract, then all revenue is deferred until all elements are delivered or fair value is determined for all remaining undelivered elements. Revenue from post-contract customer support is recognized ratably over the term of the agreement. We record deferred revenue for all billings invoiced prior to revenue recognition.

In our Loan Transaction Services segment, we recognize revenues relating to loan facilitation services and default management services. Revenue derived from software and service arrangements included in the Loan Transaction Services segment is recognized as discussed above. Loan facilitation services primarily consist of centralized title agency services for various types of lenders. Revenues relating to loan facilitation services are typically recognized at the time of closing of the related real estate transaction. Ancillary service fees are recognized when the service is provided. Default management services assist customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Property data or data-related services principally include appraisal and valuation services, property records information, real estate tax services and borrower credit and flood zone information. Revenues derived from these services are recognized as the services are performed as described above.

In addition, our flood and tax units provide various services including life-of-loan-monitoring services. Revenue for life-of-loan services is deferred and recognized ratably over the estimated average life of the loan service period, which is determined based on our historical experience and industry data. We evaluate our historical experience on a periodic basis, and adjust the estimated life of the loan service period prospectively.

(s) Cost of Revenue and Selling, General and Administrative Costs

Cost of revenue includes payroll, employee benefits, occupancy costs and other costs associated with personnel employed in customer service roles, including program design and development and professional services. Cost of revenue also includes data processing costs, amortization of software and customer relationship intangible assets and depreciation of operating assets.

Selling, general, and administrative expenses include payroll, employee benefits, occupancy and other costs associated with personnel employed in sales, marketing, human resources and finance roles. Selling, general, and administrative expenses also include depreciation of non-operating assets, professional and legal fees, advertising costs and other marketing-related programs.

(t) Stock-Based Compensation Plans

We account for stock-based compensation in accordance with ASC Topic 718, *Compensation — Stock Compensation* ("ASC 718"). Compensation cost is measured based on the fair value of the award at the grant date and recognized on a straight-line or graded vesting basis over the vesting period.

(u) Income Taxes

We recognize deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The impact on deferred income taxes of changes in tax rates and laws, if any, is reflected in the consolidated financial statements in the period enacted.

(v) Net Earnings Per Share

The basic weighted average shares and common stock equivalents are generally computed in accordance with ASC Topic 260, *Earnings Per Share*, using the treasury stock method.

The following table summarizes earnings per share for the years ended December 31, 2011, 2010 and 2009 (in thousands, except per share amounts):

	2011	2010	2009
Earnings from continuing operations, net of tax	$ 142,806	$ 316,286	$ 296,392
Loss from discontinued operations, net of tax	(46,263)	(13,942)	(20,663)
Net earnings	$ 96,543	$ 302,344	$ 275,729
Net earnings per share — basic from continuing operations	$ 1.67	$ 3.40	$ 3.10
Net loss per share — basic from discontinued operations	(0.54)	(0.15)	(0.22)
Net earnings per share — basic	$ 1.13	$ 3.25	$ 2.88
Weighted average shares outstanding — basic	85,554	93,095	95,632
Net earnings per share — diluted from continuing operations	$ 1.67	$ 3.38	$ 3.08
Net loss per share — diluted from discontinued operations	(0.54)	(0.15)	(0.21)
Net earnings per share — diluted	$ 1.13	$ 3.23	$ 2.87
Weighted average shares outstanding — diluted	85,685	93,559	96,152

Options to purchase approximately 8.8 million and 4.7 million shares of our common stock for the years ended December 31, 2011 and 2010, were not included in the computation of diluted earnings per share because they were antidilutive. In addition, as of December 31, 2011, 1.4 million shares of restricted stock are not included in the computation of diluted earnings per share due to vesting restrictions that contain forfeitable rights to dividends. We may, in the future, limit dilution caused by option exercises, including anticipated exercises, by repurchasing shares on the open market or in privately negotiated transactions.

On October 28, 2010, our Board of Directors approved an authorization for us to repurchase up to $250.0 million of our common stock and/or our senior notes, effective through December 31, 2011. Subsequently, on June 16, 2011 our Board of Directors approved an authorization for us to repurchase up to $100.0 million of our common stock and/or our senior notes, effective through December 31, 2012. This authorization replaced the previous authorization and subsumed all amounts remaining available thereunder. Our ability to repurchase shares of common stock or senior notes is subject to restrictions contained in our senior secured credit agreement and in the indenture governing our senior unsecured notes. During the year ended December 31, 2011, we repurchased 4.6 million shares of our stock for $136.9 million, at an average price of $29.98 per share, and $5.0 million face value of our senior notes for $4.9 million. As of December 31, 2011, we had $95.1 million remaining available under our $100.0 million repurchase authorization.

(w) Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income*. The guidance requires a company to present items of net income and other comprehensive income either in one continuous statement or in two separate, but consecutive statements. The statement also requires a company to show reclassification adjustments from other comprehensive income to net income on the face of the statement under both the single or two-statement formats. The new standard is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The new guidance will only require enhanced disclosures on the Company's statements of operations and comprehensive earnings, as we currently present two separate consecutive statements.

In December 2010, the FASB issued ASU No. 2010-29, *Disclosure of Supplementary Pro Forma Information for Business Combinations*. The guidance requires a publicly traded entity that has entered into a business combination to disclose certain pro forma information about the revenues and earnings of the combined entity within the notes to the financial statements. This guidance requires that the pro forma information be presented as if the business combination occurred at the beginning of the prior annual reporting period for purposes of calculating both the current reporting period and the prior reporting period pro forma financial information. The guidance also requires that this disclosure be accompanied by a narrative description of the amount and nature of material nonrecurring pro forma adjustments. We adopted the new guidance on January 1, 2011. As the new guidance only requires enhanced disclosures, it had no impact on the Company's statements of financial position or operations.

In October 2009, the FASB issued 2009-13, *Multiple-Deliverable Revenue Arrangements*. The guidance eliminates the requirement that all undelivered elements have Vendor Specific Objective Evidence (VSOE) or Third-Party Evidence (TPE) of standalone selling price before an entity can recognize the portion of an overall arrangement fee that is attributable to items that have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities are required to estimate the selling prices of those elements. The overall arrangement fee is allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. Application of the "residual method" of allocating an overall arrangement fee between delivered and undelivered elements is no longer permitted upon adoption of this new guidance. Additional disclosure is required about multiple-element revenue arrangements, as well as qualitative and quantitative disclosure about the effect of the change, if material. We adopted the amendment prospectively for revenue arrangements entered into or materially modified beginning January 1, 2011. Adoption of this pronouncement did not have a material impact on our consolidated statements of financial position or operations.

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance changing disclosure requirements for fair value measurements. The changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. The adoption of the guidance did not materially affect the Company's statements of financial position or operations.

(3) Transactions with Related Parties

Lee A. Kennedy has served as a director since our spin-off from FIS, and our Executive Chairman since September 15, 2009. He also served as our interim President and Chief Executive Officer from July 6, 2011 to October 6, 2011. Mr. Kennedy served as Chairman of Ceridian Corporation ("Ceridian") from January 25, 2010 until July 28, 2011, and he also served as Chief Executive Officer of Ceridian from January 25, 2010 to August 19, 2010. Therefore, Ceridian was a related party of the Company for periods from January 25, 2010 until July 28, 2011. During those periods, we were party to certain agreements with Ceridian from which we incurred expenses. A summary of the Ceridian related party agreements in effect as of December 31, 2011 is as follows:

- *FMLA Administrative Services.* Ceridian provides certain administrative services to our human resources group, including Family and Medical Leave Act ("FMLA") administrative services, military leave administrative services, flexible spending account services and tax processing services. Each of the administrative services agreements has an initial term of one year beginning in January 2010 and is automatically renewable for successive one year terms unless either party gives 90 days prior written notice. Each agreement may be terminated upon 30 days written notice in the event of a breach.

- *COBRA Health Benefit Services.* Ceridian also provides us with Consolidated Omnibus Budget Reconciliation Act ("COBRA") health benefit services. The COBRA agreement had an initial term of one year beginning in January 2009 and is automatically renewable for successive one year terms unless either party gives 90 days prior written notice. This agreement may be terminated upon 30 days written notice in the event of a breach.

In addition, Mr. Kennedy served as an executive and a director of FIS through February 28, 2010. Therefore, FIS was a related party of the Company for periods prior to that date. From the spin-off until July 2010, we were allocated corporate costs from FIS and received certain corporate services from FIS.

William P. Foley, II, who served as Executive Chairman of the Board of LPS from the spin-off until March 15, 2009, is an executive and a director of FNF, and therefore FNF was considered a related party of the Company during that time. Mr. Foley, along with Daniel D. Lane and Cary H. Thompson, who also serve as directors of FNF, retired from our Board of Directors on March 15, 2009, and therefore FNF is not a related party for periods subsequent to that date.

We have various agreements with FNF under which we provide title agency services, software development and other data services. Additionally, from the spin-off until July 2010, we were allocated corporate costs from FIS and received certain corporate services from FIS. We were also parties to certain other agreements under which we incurred other expenses to, or received revenues from, FIS and FNF during the periods in which they were related parties. Summaries of our agreements with FNF and FIS that were deemed related party agreements during the periods described above are set forth below.

Agreements with FNF from which we received related party revenues in 2009 include:

- *Agreements to provide title agency services.* These agreements allow us to provide services to existing customers through loan facilitation transactions, primarily with large national lenders. The arrangement involves providing title agency services which result in the issuance of title policies on behalf of title insurance underwriters owned by FNF. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years prior written notice, which notice may not be given until after the fifth anniversary of the effective date of each agreement, which ranges from July 2004 through September 2006 (thus effectively resulting in a minimum ten year term and a rolling one-year term thereafter). Under these agreements, we earn commissions which, in the aggregate, are equal to at least 87% of the total title premium from title policies that we place with subsidiaries of FNF. The commissions we earn are subject to adjustment based on changes in FNF's provision for claim losses, but under no circumstances are the commissions less than 87%. We also perform similar functions in connection with trustee sale guarantees, a form of title insurance that subsidiaries of FNF issue as part of the foreclosure process on a defaulted loan.

- *Agreements to provide software development and services.* Under these agreements, we are paid for providing software development and services to FNF which consist of developing software for use in the title operations of FNF.

- *Arrangements to provide other data services.* Under these arrangements, we are paid for providing other data services to FNF, primarily consisting of data services required by the FNF title insurance operations.

Agreements from which we incurred related party expenses from FNF in 2009 and FIS in 2009 and 2010 include:

- *Title plant access and title production services.* Under these agreements, we obtain access to FNF's title plants for real property located in various states, including access to their online databases, physical access to title records, use of space, image system use, and use of special software, as well as other title production services. For the title plant access, we pay monthly fees (subject to certain minimum charges) based on the number of title reports or products ordered and other services received. For the title production services, we pay for services based on the number of properties searched, subject to certain minimum use. The title plant access agreement had an initial term of 3 years beginning in November 2006 and is automatically renewable for successive 3 year terms unless either party gives 30 days prior written notice. The title production services agreement can be terminated by either party upon 30 days prior written notice.

- *Agreements to provide administrative corporate support services to and from FIS and from FNF.* Historically, FNF provided to FIS certain administrative corporate support services relating to general management, statutory accounting, claims administration, and other administrative support services. Prior to the spin-off, as a part of FIS, we also received these administrative corporate support services from FNF. In addition, prior to the spin-off, FIS provided general management, accounting, treasury, payroll, human resources, internal audit, and other corporate administrative support services to us. In connection with the spin-off, we entered into corporate services agreements with FNF and FIS under which we received from FNF and FIS, and we provided to FIS, certain transitional corporate support services. The pricing for all of these services, both from FNF and FIS, and to FIS, was on an at-cost basis. These corporate services agreements had a term of two years following the spin-off.

- *Corporate aircraft use agreements.* Historically the Company has had access to certain corporate aircraft owned or leased by FNF and by FIS. Pursuant to an aircraft interchange agreement, LPS is included as an additional permitted user of corporate aircraft leased by FNF and FIS. FNF and FIS also continue to be permitted users of any aircraft leased by LPS. LPS was also added as a party to the aircraft cost sharing agreement that was previously signed between FNF and FIS. Under this agreement, the Company and FIS share the costs of one of FNF's aircraft that is used by all of the entities. The cost for use of each aircraft under the aircraft interchange agreement is calculated on the same basis and reflects the costs attributable to the time the aircraft is in use by the user. The aircraft interchange agreement is terminable by any party on 30 days' prior notice. The costs under the aircraft cost sharing agreement are shared equally among FNF, FIS and the Company, and the agreement remains in effect until the earlier of June 14, 2015 or FNF's replacement of the aircraft.

- *Real estate management, real estate lease and equipment lease agreements.* In connection with the spin-off and the transfer of the real property located at the Company's corporate headquarters campus from FIS to LPS, the Company entered into new leases with FNF and FIS, as tenants, as well as a new sublease with FNF, as sub landlord, for office space in the building known as "Building V," which is leased by FNF and is located on the Company's corporate headquarters campus. The Company also entered into a new property management agreement with FNF with respect to Building V. Included in the Company's expenses are amounts paid to FNF for the lease of certain equipment and the sublease of office space in Building V, together with furniture and furnishings. In addition, the Company's financials include amounts paid by FNF and FIS for the lease of office space located at the Company's corporate headquarters campus and property management services for FNF for Building V.

- *Licensing, cost sharing, business processing and other agreements.* These agreements provide for the reimbursement of certain amounts from FNF and FIS related to various licensing and cost sharing agreements, as well as the payment of certain amounts by the Company to FNF or its subsidiaries in connection with our use of certain intellectual property or other assets of or services by FNF.

We believe the amounts charged by Ceridian, and earned from or charged by FNF or FIS under the above-described service arrangements were fair and reasonable. We believe that the aggregate commission rate on title insurance policies was consistent with the blended rate that would have been available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. The software development services provided to FNF were priced within the range of prices we offer to third parties. These transactions between us and FIS and FNF are subject to periodic review for performance and pricing.

A detail of related party items included in revenues for the years ended December 31, 2011, 2010 and 2009 is as follows (in millions):

	2011	2010(1)	2009(2)
Title agency services	$ —	$ —	$ 74.8
Software development services	—	—	13.4
Other data related services	—	—	3.4
Total revenues	$ —	$ —	$ 91.6

(1) Includes revenues generated from FIS under these agreements through February 28, 2010. The revenues generated from FIS were less than $10,000 during the period from January 1, 2010 to February 28, 2010. FIS ceased to be a related party of the Company on February 28, 2010.

(2) Includes revenues received from FNF under these agreements through March 31, 2009. FNF ceased to be a related party of the Company on March 15, 2009; however, it was impracticable to estimate revenues received from FNF as of that date. We continue to generate revenues from contracts that were entered into while FNF was a related party.

A detail of related party items included in expenses for the years ended December 31, 2011, 2010 and 2009 is as follows (in millions):

	2011	2010(1)	2009(2)
Title plant information expense(3)	$ —	$ —	$ 4.1
Corporate services expense(4)	0.2	0.1	7.3
Licensing, leasing and cost sharing agreements(4)	—	—	(3.1)
Total expenses	$ 0.2	$ 0.1	$ 8.3

(1) Includes expense reimbursements paid to or received from FIS under these agreements through February 28, 2010. These expenses were less than $50,000 during the period. FIS ceased to be a related party of the Company on February 28, 2010.

(2) Includes expense reimbursements paid to FNF under these agreements through March 31, 2009. FNF ceased to be a related party of the Company on March 15, 2009; however it was impracticable to estimate expense reimbursements paid to FNF as of that date.

(3) Included in cost of revenues.

(4) Included in selling, general and administrative expenses.

(4) Acquisitions

The results of operations and financial position of other entities acquired during the years ended December 31, 2011, 2010 and 2009 are included in the consolidated financial statements from and after the date of acquisition. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their fair value with any excess cost over fair value being allocated to goodwill. The impact of the acquisitions made from January 1, 2009 through December 31, 2011 was not significant individually or in the aggregate to our historical financial results.

PCLender

On March 14, 2011, our subsidiary, LPS Mortgage Processing Solutions, Inc., acquired PCLender.com, Inc. ("PCLender") for $9.8 million (net of cash acquired). As a result of the transaction, we recognized a liability for contingent consideration totaling $3.0 million. The acquisition resulted in the recognition of $8.2 million of goodwill and $6.1 million of other intangible assets and software. The allocation of the purchase price to goodwill and intangible assets was based on the valuation performed to determine the value of such assets as of the acquisition date. The valuation was determined utilizing the income approach using a combination of Level 2 and Level 3-type inputs. PCLender is now a part of the Technology, Data and Analytics segment and further expands our loan origination offerings and market by complementing our Empower origination technology.

True Automation, Inc.

On November 12, 2010, our subsidiary, LPS Mortgage Processing Solutions, Inc., acquired True Automation, Inc. for $18.7 million (net of cash acquired). As a result of the transaction, we recognized a liability for contingent consideration totaling $2.0 million. The acquisition resulted in the recognition of $14.6 million of goodwill and $10.0 million of other intangible assets and software. The allocation of the purchase price to goodwill and intangible assets was based on the valuation performed to determine the value of such assets as of the acquisition date. The valuation was determined using the income approach utilizing Level 3-type inputs.

NRC Rising Tide National Auction & REO Solutions, LLC

On October 30, 2009, our subsidiary, LPS Auction Solutions, LLC, acquired substantially all of the assets of NRC Rising Tide National Auction & REO Solutions, LLC ("Rising Tide") for a $3.7 million cash payment and a contingent earn-out payment not to exceed $30.0 million. As a result of the transaction, we recognized a contingent earn-out liability totaling $28.2 million. During 2010, while in the process of finalizing our review of contingent liabilities resulting from the purchase, and based on information available at the date of acquisition, we recorded a decrease to the contingent earn-out liability of $22.2 million, with a corresponding decrease to goodwill of $20.6 million and other intangibles of $1.6 million. The allocation of the purchase price to goodwill and intangible assets was based on the valuations performed to determine the values of such assets as of the acquisition date. The valuation of Rising Tide was determined using a combination of the income and cost approaches utilizing Level 3-type inputs. Rising Tide was classified as a discontinued operation as of December 31, 2011. See note 10, "Discontinued Operations" for additional discussion of this determination.

RealEC Technologies, Inc.

On July 21, 2009, our subsidiary, LPS Asset Management Solutions, Inc. ("Asset Management"), acquired 22% of the noncontrolling minority interest of RealEC Technologies, Inc. ("RealEC") for $2.6 million. On November 12, 2009, Asset Management acquired the remaining 22% of the noncontrolling minority interest of RealEC for $4.3 million. Prior to the acquisitions we owned 56% of the interest of RealEC, which was consolidated as a part of the Technology, Data and Analytics segment, and we reported noncontrolling minority interest related to RealEC in the equity section of our consolidated balance sheets. RealEC contributed net earnings attributable to minority interest of $1.0 million for the year ended December 31, 2009. The transactions resulted in RealEC becoming our wholly-owned subsidiary, and we no longer have any outstanding noncontrolling minority interest.

Tax Verification Bureau, Inc.

On June 19, 2009, we acquired Tax Verification Bureau, Inc., which we renamed LPS Verification Bureau, Inc. ("Verification Bureau"), for $14.9 million (net of cash acquired). As a result of the transaction, we recognized a contingent consideration liability totaling $2.8 million, which was subsequently paid in 2010, and a deferred tax liability totaling $3.1 million. The acquisition resulted in the recognition of $12.8 million of goodwill and $7.7 million of other intangible assets and software. The allocation of the purchase price to goodwill and intangible assets was based on the valuations performed to determine the values of such assets as of the acquisition date. The valuation of Verification Bureau was determined using a combination of the income and cost approaches utilizing Level 3-type inputs. Verification Bureau was classified as a discontinued operation during the year ended December 31, 2011. See note 10, "Discontinued Operations" for additional discussion of this determination.

FNRES Holdings, Inc.

On December 31, 2006, FNF contributed $52.5 million to FNRES, an FIS subsidiary, for approximately 61% of the outstanding shares of FNRES. In June 2008, FIS contributed its remaining 39% equity investment in FNRES to the Company in the spin-off (note 1). On February 6, 2009, we acquired the remaining 61% of the equity interest of FNRES from FNF in exchange for all of our interests in Investment Property Exchange Services, Inc. ("IPEX"). FNRES was a part of the Technology, Data and

Analytics segment and it expands our data and analytics offerings and IT development capabilities. IPEX was previously part of the Loan Transaction Services segment and it provided qualified exchange intermediary services for our customers who sought to engage in qualified exchanges under Section 1031 of the Internal Revenue Code. The exchange resulted in FNRES, which we subsequently renamed LPS Real Estate Group, Inc., becoming our wholly-owned subsidiary.

FNRES and IPEX were valued at $66.6 million (including $0.5 million in cash) and $37.8 million (including $32.6 million in cash), respectively, resulting in the recognition of a pre-tax gain of $2.6 million ($0.5 million after-tax). The valuation of FNRES was determined using a combination of the market and income approaches utilizing Level 2 and Level 3-type inputs, while the valuation of IPEX was determined using the income approach utilizing Level 3-type inputs. As a result of the transaction, we recognized $32.6 million of goodwill and $14.2 million of other intangible assets and software. The allocation of the purchase price to goodwill and intangible assets is based on the valuations performed to determine the values of such assets as of the acquisition date.

During the year ended December 31, 2009, IPEX was classified as a discontinued operation. The net earnings from IPEX, including related party revenues and expense reimbursements, are classified within discontinued operations, net of tax in the accompanying consolidated statement of earnings for the year ended December 31, 2009. In addition, certain operations of the LPS Real Estate Group were classified as a discontinued operation during the year ended December 31, 2011. See note 10, "Discontinued Operations" for additional discussion of this determination.

(5) Investments

Our title insurance underwriter subsidiary, National Title Insurance of New York, Inc., is statutorily required to maintain reserves for settling losses on the policies it issues. These investments, which consist of treasury bonds, municipal bonds, government agency bonds and corporate bonds, are classified as available for sale securities, and are classified in the accompanying balance sheet at fair value within other non-current assets. Any gains or losses on these investments are recognized in other comprehensive earnings (loss) until the investment maturity date. Since the Company does not intend to sell and will more-likely-than-not maintain each debt security until its anticipated recovery, and no significant credit risk is deemed to exist, these investments are not considered other than temporarily impaired. The carrying amounts and fair values of our available for sale securities at December 31, 2011 and December 31, 2010 are as follows: (in thousands)

	Adjusted Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of December 31, 2011	$ 53,066	$ 2,781	$ (269)	$ 55,578
As of December 31, 2010	$ 32,065	$ 815	$ (352)	$ 32,528

The following table summarizes the amortized costs and fair value of our investments, classified by stated maturity as of December 31, 2011 (in thousands):

	Adjusted Cost	Fair Value
2012-2016	$ 21,049	$ 21,732
2017-2021	15,835	16,452
2022-2026	6,878	7,272
2027-2031	3,442	3,644
Thereafter	5,862	6,478
Total	$ 53,066	$ 55,578

(6) Property and Equipment

Property and equipment as of December 31, 2011 and 2010 consists of the following (in thousands):

	2011	2010
Land	$ 4,847	$ 4,847
Buildings	78,297	75,836
Leasehold improvements	17,048	18,009
Computer equipment	161,301	153,078
Furniture, fixtures, and other equipment	42,625	43,445
Property and equipment	304,118	295,215
Accumulated depreciation and amortization	(182,873)	(171,318)
Property and equipment, net of depreciation and amortization	$ 121,245	$ 123,897

Depreciation and amortization expense on property and equipment related to continuing operations, which is included in cost of revenues in the accompanying consolidated statement of earnings, amounted to $31.5 million, $28.2 million and $23.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Depreciation and amortization expense on property and equipment related to discontinued operations is classified in the accompanying consolidated statement of earnings within loss from discontinued operations, net of tax, and amounted to $1.2 million, $2.1 million, and $2.2 million for the years ended December 31, 2011, 2010 and 2009 respectively.

For the year ended December 31, 2011, we recognized impairments on property and equipment of $2.7 million related to certain underperforming operations and asset groups that management has decided to dispose of or wind down. The fair value of each of the impaired assets or asset groups was determined under the income approach using Level 3 unobservable inputs of the fair value hierarchy by calculating the present value of the future cash flows associated with continuing to operate the business units. The impairment charges are classified in the accompanying consolidated statement of earnings within loss from discontinued operations, net of tax.

(7) Computer Software

Computer software as of December 31, 2011 and 2010 consists of the following (in thousands):

	2011	2010
Software from business acquisitions	$ 87,288	$ 92,722
Capitalized software development costs	278,769	241,738
Purchased software	44,018	39,303
Computer software	410,075	373,763
Accumulated amortization	(181,193)	(156,190)
Computer software, net of accumulated amortization	$ 228,882	$ 217,573

Amortization expense on computer software related to continuing operations, which is included in cost of revenues in the accompanying consolidated statement of earnings, amounted to $35.8 million, $31.2 million and $31.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense on computer software related to discontinued operations, which is classified in the accompanying consolidated statement of earnings within loss from discontinued operations, net of tax, amounted to $5.7 million, $5.3 million, and $3.4 million for the years ended December 31, 2011, 2010 and 2009 respectively.

For the year ended December 31, 2011, we recognized total impairments on computer software of $21.3 million, of which $12.9 million relates to certain operations and asset groups that management has decided to dispose of and are classified within the accompanying consolidated statement of earnings as part of loss from discontinued operations, net of tax. The fair value of each of the impaired assets or asset groups was determined under the income approach using Level 3 unobservable inputs of the fair value hierarchy by calculating the present value of the future cash flows associated with continuing to operate the business units.

We also recorded $8.4 million of asset impairments in continuing operations related to computer software projects that are no longer recoverable, which are classified as $6.4 million in cost of revenues and $2.0 million in selling, general and administrative expenses in the accompanying consolidated statement of earnings. Of the $8.4 million in asset impairment charges included within continuing operations, $2.0 million, $1.6 million and $4.8 million relates to the Corporate, Loan Transaction Services, and Technology, Data and Analytics segments, respectively, and $6.5 million pertains to the fourth quarter ended December 31, 2011.

(8) Intangible Assets

Intangible assets as of December 31, 2011 and 2010 consists of the following (in thousands):

	December 31, 2011			December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$ 256,368	$ (232,374)	$ 23,994	$ 262,842	$ (220,407)	$ 42,435
Customer contracts	106,582	(102,817)	3,765	106,582	(100,645)	5,937
Purchase data files	9,668	(2,543)	7,125	8,241	(1,472)	6,769
Other	9,133	(4,877)	4,256	8,012	(4,884)	3,128
Total Intangible Assets	$ 381,751	$ (342,611)	$ 39,140	$ 385,677	$ (327,408)	$ 58,269

Intangible assets, other than those with indefinite lives, are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. Amortization expense on intangible assets with definite lives related to continuing operations is included in cost of revenues in the accompanying consolidated statement of earnings and amounted to $16.1 million, $22.5 million and $29.8 million for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization expense on intangible assets related to discontinued operations is classified in the accompanying statement of earnings within discontinued operations, net of tax, and amounted to $1.4 million, $2.2 million and $1.0 million for the years ended December 31, 2011, 2010 and 2009, respectively.

For the year ended December 31, 2011, certain operations and asset groups were analyzed for impairment based on changes in circumstances that indicated that the carrying amount of those assets may not be recoverable based on revised estimates of future cash flows. For the year ended December 31, 2011, we recognized impairments on intangible assets of $3.5 million related to customer relationships. For the fourth quarter and year ended December 31, 2011, we recorded a $1.0 million impairment charge related to other intangibles. The fair value of each of the impaired assets or asset groups was determined under the income approach using Level 3 unobservable inputs of the fair value hierarchy by calculating the present value of the future cash flows associated with continuing to operate the business units. The impairments are classified in the accompanying consolidated statement of earnings within loss from discontinued operations, net of tax.

Estimated amortization expense on intangible assets for the next five fiscal years is as follows (in thousands):

2012	$ 12,393
2013	7,176
2014	4,232
2015	3,678
2016	3,012

(9) Goodwill

Changes in goodwill during the years ended December 31, 2011 and 2010 are summarized as follows (in thousands):

	Technology, Data and Analytics	Loan Transaction Services	Total
Balance, December 31, 2009	$ 760,081	$ 406,061	$ 1,166,142
Adjustment to goodwill relating to Rising Tide	—	(20,583)	(20,583)
Goodwill acquired during 2010 relating to True Automation	13,980	—	13,980
Balance, December 31, 2010	774,061	385,478	1,159,539
Goodwill impairments related to discontinued operations	(27,080)	(8,407)	(35,487)
Goodwill related to PCLender acquisition	8,181	—	8,181
Adjustment to goodwill related to True Automation, Inc. acquisition	595	—	595
Balance, December 31, 2011	$ 755,757	$ 377,071	$ 1,132,828

During the year ended December 31, 2011, management committed to dispose of or sell certain non-core or underperforming business units within other technology, data and analytics services of the Technology, Data and Analytics segment and loan facilitation services of the Loan Transaction Services segment. As the businesses to be disposed of were not integrated into their respective segments following their original acquisition, the current carrying amount of the business unit's goodwill has been included in the carrying amount of the business to be sold and tested for impairment.

We performed a two-step test to evaluate the goodwill of the to-be-disposed-of businesses. In step one, the fair value of the business less costs to sell is compared to its carrying value. The Company used the income approach to estimate fair value, which is based on management assumptions of the present value of future cash flows. If step one indicates that an impairment potentially exists, the second step is performed to measure the amount of an impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. As a result of the Company's goodwill impairment tests performed over the to-be-disposed-of businesses, for the quarter and year ended December 31, 2011, respectively, a $17.8 million and $35.5 million goodwill impairment charge was recorded that is classified in the accompanying consolidated statements of earnings within loss from discontinued operations, net of tax. The goodwill impairments recorded during the year ended December 31, 2011 represent the total accumulated impairment losses in each segment.

(10) Discontinued Operations

During the year ended December 31, 2011, management made decisions to sell or otherwise dispose of certain non-core or underperforming business units. On August 31, 2011, the Company completed the sale of certain operations previously included in our Real Estate group, for no cash consideration. As part of the sale, we recorded a pre-tax loss of $2.4 million. On December 9, 2011, the Company completed the sale of Verification Bureau, Inc. for approximately $4.1 million cash, and recorded a pre-tax gain of $1.6 million. The net loss recorded on the sale of the businesses, which were previously included as part of the Technology, Data and Analytics Segment, are included in the accompanying statement of earnings within loss from discontinued operations, net of tax. In January 2012, we completed the sale of our Tax Services group within the Loan Transaction Services segment, and completed the sale of our Softpro business unit and the shutdown of Rising Tide Auction within the Technology, Data and Analytics segment. These businesses, as well as additional non-core or underperforming business units were classified as discontinued operations for the year ended December 31, 2011.

Each of these asset groups qualify as discontinued operations under ASC Topic 205-20 *Presentation of Financial Statements-Discontinued Operations ("ASC 205-20")*. Under that guidance, the results of operation of a component of an entity that either has been disposed of or is classified as held for sale shall be reported as discontinued operations if the entity will not have significant continuing involvement in the operations of the component after the disposal transaction and the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal. The results of discontinued operations are presented net of tax, as a separate component in the consolidated statements of earnings. Prior period amounts pertaining to these operations have been reclassified to reflect them as discontinued for all periods presented.

The table below illustrates the revenues, loss from operations and impairment charges related to discontinued operations for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	2011	2010	2009
Revenues	$ 70,141	$ 79,474	$ 71,755
Pretax loss from discontinued operations before impairment charges	$ (22,777)	$ (22,487)	$ (31,666)
Impairment charges:			
Intangible assets (1)	(4,472)	—	—
Computer software (1)	(12,871)	—	—
Property and equipment (1)	(2,709)	—	—
Goodwill (1)	(35,486)	—	—
Other (2)	525	—	—
Total Impairment charges	(55,013)	—	—
Pretax loss from discontinued operations	(77,790)	(22,487)	(31,666)
Income tax benefit on discontinued operations	31,527	8,545	11,003
Loss from discontinued operations, net of tax	$ (46,263)	$ (13,942)	$ (20,663)

(1) Impairments related to discontinued operations are further described in note 6, "Property and Equipment", note 7, "Computer Software", note 8, "Intangible Assets" and note 9, "Goodwill".
(2) "Other" represents a $6.0 million reversal of a contingent earn-out liability related to the Rising Tide Auction business recorded during the quarter ended June 30, 2011, offset by a $5.5 million impairment charge to the fair value of the net liabilities of the Tax Services group recorded during the fourth quarter ended December 31, 2011.

The assets held for sale and related liabilities summarized below are included in the following captions of the accompanying December 31, 2011 consolidated balance sheet (in thousands):

	2011
Assets:	
Trade receivables, net	$ 10,995
Prepaid expenses and other current assets	2,366
Property and equipment, computer software and other intangibles assets, net	20,097
Goodwill	10,441
Other non-current assets	4,147
Total assets held for sale	$ 48,046
Liabilities:	
Accounts payable, accrued salaries and benefits and other current liabilities	$ 12,114
Deferred revenues	17,409
Other long-term liabilities	13,803
Total liabilities related to assets held for sale	$ 43,326

(11) Other Accrued Liabilities

Other accrued liabilities as of December 31, 2011 and 2010 consisted of the following (in thousands):

	2011	2010
Legal and regulatory accrual (note 14)	$ 78,483	$ —
Operating accrual for professional and legal fees	12,645	4,800
Other operating expense accruals	95,006	102,009
Title claims reserve	32,469	22,732
Interest accrual on debt and swap obligation	16,606	15,662
Total other accrued liabilities	$ 235,209	$ 145,203

(12) Restructuring

During 2011, management committed to three separate restructuring plans in order to remove duplicate headcount, reduce future operating expenses, and improve operational performance and profitability. For the year ended December 31, 2011, the total restructuring costs related to these efforts amounted to $35.3 million of employee termination costs, of which $24.8 million relates to severance benefits and $10.5 million relates to the acceleration of stock compensation expense included as part of the change in additional-paid-in capital in the accompanying consolidated statement of stockholders' equity.

For the year ended December 31, 2011, the severance charges are recorded in the accompanying consolidated statement of earnings as selling, general and administrative expenses of $15.6 million, cost of revenues of $7.3 million, and $1.9 million as part of loss from discontinued operations, net. For the year ended December 31, 2011, severance benefits recorded in continuing operations amounted to $8.5 million, $3.8 million and $10.6 million within the Technology, Data and Analytics, Loan Transaction Services and Corporate segments, respectively. The estimated completion date of these activities and final cash payout is June 30, 2012.

The following table sets forth the Company's first quarter restructuring plan, exclusive of stock-based compensation charges, for the year ended December 31, 2011 (in millions):

1st Quarter Restructuring Plan	Additions to Expense	Cash Paid	Other Accrued Liabilities December 31, 2011
Ongoing termination arrangement	$ 1.4	$ (1.4)	$ —
Contract termination costs - severance	10.1	(10.1)	—
Total	$ 11.5	$ (11.5)	$ —

The following table sets forth the Company's second quarter restructuring plan, exclusive of stock-based compensation charges, as of and for the year ended December 31, 2011 (in millions):

2nd Quarter Restructuring Plan	Additions to Expense	Cash Paid	Other (1)	Other Accrued Liabilities December 31, 2011
Ongoing termination arrangement	$ 2.0	$ (0.5)	$ (0.6)	$ 0.9
Contract termination costs - severance	4.0	(1.2)	(1.9)	0.9
Total	$ 6.0	$ (1.7)	$ (2.5)	$ 1.8

(1) During the quarter ended December 31, 2011, we reversed $2.5 million of expense previously taken as part of the second quarter restructuring plan due to a change in circumstances related to key employees that were part of sold businesses.

The following table sets forth the Company's fourth quarter restructuring plan, exclusive of stock-based compensation charges, as of and for the year ended December 31, 2011 (in millions):

4th Quarter Restructuring Plan	Additions to Expense	Cash Paid	Other Accrued Liabilities December 31, 2011
Ongoing termination arrangement	$ 1.9	$ —	$ 1.9
Contract termination costs - severance	7.9	(4.4)	3.5
Total	$ 9.8	$ (4.4)	$ 5.4

(13) Long-Term Debt

Long-term debt as of December 31, 2011 and 2010 consisted of the following (in thousands):

	2011	2010
Term A Loan, secured, interest payable at LIBOR plus 2.25% (2.55% at December 31, 2011) quarterly principal amortization, maturing August 2016	$ 528,313	$ —
Term B Loan, secured, interest payable at LIBOR plus 4.50%, subject to 1% LIBOR Floor, (5.50% at December 31, 2011) quarterly principal amortization, maturing August 2018	248,750	—
Term A Loan, secured, interest payable at LIBOR plus 2.00%, quarterly principal amortization, maturing July 2013 (1)	—	385,000
Term B Loan, secured, interest payable at LIBOR plus 2.50%, quarterly principal amortization, maturing July 2014 (1)	—	497,250
Revolving Loan, secured, interest payable at LIBOR plus 2.25% (Eurocurrency Borrowings) (2.55% at December 31, 2011), Fed-funds plus 2.25% (Swingline borrowings) (2.29% at December 31, 2011), or the highest of (a) Fed-funds plus 0.50%, (b) Prime or (c) LIBOR plus 1%, plus the Applicable Margin for Base Rate borrowings of 1.25% (Base Rate Borrowings) (1.79%, 4.50% or 2.55% respectively at December 31, 2011), maturing August 2016. Total of $388.2 million unused (net of outstanding letters of credit and revolver) as of December 31, 2011	10,000	—
Revolving Loan, secured, interest payable at LIBOR plus 2.00% (Eurocurrency Borrowings), Fed-funds plus 2.00% (Swingline Borrowings) or Prime plus 1.00% (Base Rate Borrowings), maturing July 2013 (1)	—	—
Senior unsecured notes, issued at par, interest payable semiannually at 8.125%, due July 2016	362,000	367,000
Other promissory notes with various interest rates and maturities	97	151
Total debt	1,149,160	1,249,401
Less current portion	(39,310)	(145,154)
Long-term debt, excluding current portion	$ 1,109,850	$ 1,104,247

(1) On August 18, 2011, we completed a refinancing of our 2008 Credit Agreement, which resulted in the repayment of the total principal amount of our Term Loan A, due July 2013, our Term Loan B, due July 2014, and our revolving credit facility, due July 2013. See "Refinancing of Credit Facilities" below for additional discussion.

Refinancing of Credit Facilities

On August 18, 2011, the Company entered into an Amendment, Restatement and Joinder Agreement (the "Amendment Agreement") in respect of the Credit Agreement dated as of July 2, 2008 (the "2008 Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer, and various other lenders who are parties to the 2008 Credit Agreement. In connection with entering into the Amendment Agreement, on August 18, 2011, the Company also entered into an Amended and Restated Credit Agreement (the "2011 Credit Agreement") with JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer, and various other lenders who are parties to the 2011 Credit Agreement which amends and restates the 2008 Credit Agreement.

The 2011 Credit Agreement consists of: (i) a 5-year revolving credit facility in an aggregate principal amount outstanding at any time not to exceed $400 million (with a $25 million sub-facility for Letters of Credit); (ii) a 5-year Term A Loan in an initial aggregate principal amount of $535 million; and (iii) a Term B Loan with a maturity date of August 14, 2018 in an initial aggregate principal amount of $250 million.

The loans under the 2011 Credit Agreement bear interest at a floating rate, which is an applicable margin plus, at the Company's option, either (a) the Eurodollar (LIBOR) rate or (b) the highest of (i) the prime rate, (ii) the federal funds rate plus 0.50% and (iii) the one Month LIBOR rate plus 1.00% (the highest of clauses (i), (ii) and (iii), the "Base rate"). The annual margin on the Term A Loan and the revolving credit facility until the first business day following delivery of the compliance certificate with respect to the first fiscal quarter ending following the closing and funding of the amended and restated facility was 2.25% in the case of LIBOR loans and 1.25% in the case of the Base rate loans, and after that time is a percentage to be determined in accordance with a leverage ratio-based pricing grid. The annual margin on the Term B Loan is 4.50% in the case of LIBOR loans (with LIBOR subject to a floor of 1%) and 3.50% in the case of the Base rate loans.

The 2011 Credit Agreement provides that, beginning on December 31, 2011, the Company shall repay the outstanding principal amount of Term A Loans in quarterly installments of $6.7 million. These quarterly installment payments increase to $13.4 million beginning on December 31, 2013 and then to $20.1 million beginning on December 31, 2014 through March 31, 2016. The Term B Loans are subject to quarterly installment payments of $0.6 million beginning on September 30, 2011 until March 31, 2018. All remaining outstanding principal amounts of Term Loan A and B loans shall be repaid at the respective maturity dates.

In addition to scheduled principal payments, the Term Loans are (with certain exceptions) subject to mandatory prepayment upon issuances of debt, casualty and condemnation events, and sales of assets, as well as from up to 50% of excess cash flow (as defined in the 2011 Credit Agreement) in excess of an agreed threshold commencing with the cash flow for the year ended December 31, 2012. Voluntary prepayments of the loans are generally permitted at any time without fee upon proper notice and subject to a minimum dollar requirement, except that, under certain conditions, voluntary prepayments of the Term B Loan made on or prior to August 18, 2012 are subject to a 1% prepayment premium. Commitment reductions of the revolving credit facility are also permitted at any time without fee upon proper notice. The revolving credit facility has no scheduled principal payments, but it will be due and payable in full on August 18, 2016.

The Company is allowed to raise additional term loans and/or increase commitments under the revolving credit facility in an aggregate principal amount of up to $250.0 million (the "Incremental Facilities"). The Incremental Facilities are subject to restrictions on pricing and tenor of any new term loan, pro-forma compliance with financial covenants, pro-forma leverage ratio not to exceed 2.00:1.00, and other usual and customary conditions.

The obligations under the 2011 Credit Agreement are fully and unconditionally guaranteed, jointly and severally, by certain of our domestic subsidiaries. Additionally, the Company and such subsidiary guarantors pledged substantially all of our respective assets as collateral security for the obligations under the 2011 Credit Agreement and our respective guarantees.

The 2011 Credit Agreement contains customary affirmative, negative and financial covenants including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments, dispositions and sale and leaseback transactions, limits on the payment of dividends and other restricted payments, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, the administrative agent can accelerate the maturity of the loan. Events of default include events customary for such an agreement, including failure to pay principal and interest in a timely manner, breach of covenants and a change of control of the Company. These events of default include a cross-default provision that permits the lenders to declare the 2011 Credit Agreement in default if (i) the Company fails to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of $70 million or (ii) the Company fails to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity.

We paid fees and other costs of $22.3 million associated with the refinancing transactions, including fees to lenders, arrangers, and outside professionals such as attorneys and rating agencies. In accordance with FASB ASC 470 — *Debt*, we performed an analysis to determine whether the old debt had been extinguished or modified. This analysis determines the treatment of fees paid in connection with the transaction and any existing unamortized fees associated with the old debt. As a result of that analysis, we recorded a write-off of unamortized debt issuance costs associated with the old debt of $5.7 million, and capitalized the remaining existing unamortized fees related to the old debt of $2.5 million, which will be amortized as an increase to interest expense over the term of the new debt using the effective interest method. Of the $22.3 million of fees associated with the refinancing, $20.0 million was capitalized and will be amortized as an increase to interest expense over the term of the new debt using the effective interest method and the remaining $2.3 million was expensed.

Old Credit Facilities

On July 2, 2008, we entered into a Credit Agreement (the "2008 Credit Agreement") among JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and Letters of Credit Issuer and various other lenders who are parties to the 2008 Credit Agreement. The 2008 Credit Agreement consisted of: (i) a 5-year revolving credit facility in an aggregate principal amount outstanding at any time not to exceed $140.0 million (with a $25.0 million sub-facility for Letters of Credit) (ii) a Term A Loan in an initial aggregate principal amount of $700.0 million; and (iii) a Term B Loan in an initial aggregate principal amount of $510.0 million. Proceeds from disbursements under the 5-year revolving credit facility were used for general corporate purposes.

The loans under the 2008 Credit Agreement accrued interest at a floating rate, which was an applicable margin plus, at our option, either (a) the Eurodollar (LIBOR) rate or (b) the higher of (i) the prime rate or (ii) the federal funds rate plus 0.5% (the higher of clauses (i) and (ii), the "ABR rate"). The annual margin on the Term A Loan and the revolving credit facility was a percentage per annum to be determined in accordance with a leverage ratio-based pricing grid and on the Term B Loan is 2.5% in the case of LIBOR loans and 1.5% in the case of ABR rate loans.

Senior Notes

On July 2, 2008, we issued senior notes (the "Notes") in an initial aggregate principal amount of $375.0 million under which $362.0 million was outstanding at December 31, 2011. The Notes were issued pursuant to an Indenture dated July 2, 2008 (the "Indenture") among the Company, the guarantor parties thereto and U.S. Bank Corporate Trust Services, as Trustee.

The Notes bear interest at a rate of 8.125% per annum. Interest payments are due semi-annually each January 1 and July 1. The maturity date of the Notes is July 1, 2016. From time to time we may be in the market to repurchase portions of the Notes, subject to limitations set forth in the Credit Agreement.

The Indenture contains covenants that, among other things, limit LPS' ability and the ability of certain of LPS' subsidiaries (a) to incur or guarantee additional indebtedness or issue preferred stock, (b) to make certain restricted payments, including dividends or distributions on equity interests held by persons other than LPS or certain subsidiaries, in excess of an amount generally equal to 50% of consolidated net income generated since July 1, 2008, (c) to create or incur certain liens, (d) to engage in sale and leaseback transactions, (e) to create restrictions that would prevent or limit the ability of certain subsidiaries to (i) pay dividends or other distributions to LPS or certain other subsidiaries, (ii) repay any debt or make any loans or advances to LPS or certain other subsidiaries or (iii) transfer any property or assets to LPS or certain other subsidiaries, (f) to sell or dispose of assets of LPS or any restricted subsidiary or enter into merger or consolidation transactions and (g) to engage in certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations and qualifications in the Indenture.

The Notes are our general unsecured obligations. Accordingly, they rank equally in right of payment with all of our existing and future unsecured senior debt; senior in right of payment to all of our future subordinated debt; effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our credit facilities; and effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables and preferred stock.

The Notes are guaranteed by each existing and future domestic subsidiary that is a guarantor under our credit facilities. The guarantees are general unsecured obligations of the guarantors. Accordingly, they rank equally in right of payment with all existing and future unsecured senior debt of our guarantors; senior in right of payment with all existing and future subordinated debt of such guarantors; and effectively subordinated to such guarantors' existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under our credit facilities.

LPS has no independent assets or operations and our subsidiaries' guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of LPS or any of the subsidiary guarantors to obtain funds from any of our subsidiaries other than National Title Insurance of New York, Inc. ("NTNY"), our title insurance underwriter subsidiary, by dividend or loan. NTNY is statutorily required to maintain investment assets backing its reserves for settling losses on the policies it issues, and its ability to pay dividends or make loans is limited by regulatory requirements.

We may redeem some or all of the Notes on or after July 1, 2011, at the redemption prices described in the Indenture, plus accrued and unpaid interest. Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the Notes as described above, each holder may require us to repurchase such holder's Notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date.

The Indenture contains customary events of default, including failure of the Company (i) to pay principal and interest when due and payable and breach of certain other covenants and (ii) to make an offer to purchase and pay for Notes tendered as required by the Indenture. Events of default also include cross defaults, with respect to any other debt of the Company or debt of certain subsidiaries having an outstanding principal amount of $80.0 million or more in the aggregate for all such debt, arising from (i) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period or (ii) the occurrence of an event which results in such debt being due and payable prior to its scheduled maturity. Upon the occurrence of an event of default (other than a bankruptcy default with respect to the Company or certain subsidiaries), the trustee or holders of at least 25% of the Notes then outstanding may accelerate the Notes by giving us appropriate notice. If, however, a bankruptcy default occurs with respect to the Company or certain subsidiaries, then the principal of and accrued interest on the Notes then outstanding will accelerate immediately without any declaration or other act on the part of the trustee or any holder.

Fair Value of Long-Term Debt

The fair value of the Company's long-term debt at December 31, 2011 is estimated to be approximately 98% of the carrying value. We have estimated the fair value of our debt using Level 2 Inputs, based on values of recent quoted market prices on our term loans and values of recent trades on our senior notes.

Interest Rate Swaps

On August 26, 2011, we entered into an interest rate swap to hedge forecasted monthly interest rate payments on $250 million of our floating rate debt, in which the bank pays a variable rate equal to 1 Month LIBOR (equal to 0.30% as of December 31, 2011) and the Company pays a fixed rate of 1.265%. The effective date of the swap is August 31, 2011 and maturity date is July 31, 2016.

On August 4, 2010, we entered into the following interest rate swap transactions, which have been designated as cash flow hedges (in millions):

Period	Notional Amount	Bank Pays Variable Rate of (1)	LPS Pays Fixed Rate of (2)
December 31, 2011 to December 31, 2012	$150.0	1 Month LIBOR	1.295%
December 31, 2012 to December 31, 2013	$75.0	1 Month LIBOR	2.080%

(1) 0.30% as of December 31, 2011.
(2) In addition to the fixed rate paid under the swaps, we pay an applicable margin to our bank lenders on our Term A Loan and Revolving Loan equal to 2.25%.

We have entered into interest rate swap transactions in order to convert a portion of our interest rate exposure on our floating rate debt from variable to fixed. We have designated these interest rate swaps as cash flow hedges. A portion of the amount included in accumulated other comprehensive earnings (loss) will be reclassified into interest expense as a yield adjustment as interest payments are made on the Term Loans. The inputs used to determine the estimated fair value of our interest rate swaps are Level 2-type measurements. We have considered our own credit risk when determining the fair value of our interest rate swaps.

Estimated fair values of interest rate swaps in the consolidated balance sheets were as follows (in millions):

Balance Sheet Account	December 31, 2011	December 31, 2010
Other accrued liabilities	$ 1.3	$ 0.6
Other long-term liabilities	$ 4.1	$ 0.3

A cumulative loss of $3.3 million and $0.6 million is reflected in accumulated other comprehensive loss as of December 31, 2011 and December 31, 2010, respectively. During 2012, we expect to recognize $3.3 million as effective net losses from our interest rate hedges.

A summary of the effect of derivative instruments on amounts recognized in other comprehensive earnings (loss) ("OCE") and on the accompanying consolidated statement of earnings for the years ended December 31, 2011, 2010 and 2009 is as follows (in millions):

	Amount of Loss Recognized in OCE on Derivatives			Amount of Gain Reclassified from Accumulated OCE into Income		
Interest Rate Swap contract	**2011**	**2010**	**2009**	**2011**	**2010**	**2009**
Year ended December 31,	$ (6.2)	$ (2.3)	$ (9.6)	$ 1.7	$ 14.5	$ 19.8

It is our policy to execute such instruments with credit-worthy banks and not to enter into derivative financial instruments for speculative purposes. As of December 31, 2011, we believe our interest rate swap counterparties will be able to fulfill their obligations under our agreements, and we believe we will have debt outstanding through the various expiration dates of the swaps such that the occurrence of future hedge cash flows remains probable.

Principal Maturities of Debt

Principal maturities at December 31, 2011 for the next five years and thereafter are as follows (in thousands):

2012	$ 39,310
2013	35,975
2014	62,688
2015	82,750
2016	692,187
Thereafter	236,250
Total	$ 1,149,160

(14) Commitments and Contingencies

We are involved in various pending and threatened litigation and regulatory matters related to our operations, some of which include claims for punitive or exemplary damages. We intend to vigorously defend all litigation and regulatory matters that are brought against us. In accordance with applicable accounting guidance, we establish accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. Our accrual for legal and regulatory matters that are probable and estimable was $78.5 million as of December 31, 2011. This accrual includes estimated costs of settlement, damages and associated legal fees and assumes no third party recoveries. For the reasons described below, we are unable to estimate a range of loss in excess of the amount accrued or for any potential losses related to any other reasonably possible claims. We continually evaluate the accrual for legal and regulatory matters as those matters progress.

Set forth below are descriptions of our material legal and regulatory proceedings. As background to the disclosure below, please note the following:

- These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.
- In the litigation matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In some cases, the monetary damages sought include punitive or treble damages. None of the cases described below includes a specific statement as to the dollar amount of damages demanded. Instead, each of the cases includes a demand in an amount to be proved at trial. Regulatory authorities also may seek a variety of remedies and in general do not make specific demands during the course of an investigation or inquiry.

Litigation Matters

Securities Class Action Litigation

On December 1, 2010, the Company was served with a complaint entitled St. Clair Shores General Employees' Retirement

System v. Lender Processing Services, Inc., et al., which was filed in the United States District Court for the Middle District of Florida. The putative class action seeks damages for alleged violations of federal securities laws in connection with our disclosures relating to our default operations. An amended complaint was filed on May 18, 2011. LPS filed a motion to dismiss the complaint on July 18, 2011 and the plaintiff filed a response to the Company's motion on September 12, 2011. The Company is awaiting a ruling on its motion to dismiss.

Shareholder Derivative Litigation

On December 22, 2010, a complaint entitled International Brotherhood of Electrical Workers Local 164 Pension Fund, derivatively on behalf of Lender Processing Services, Inc. v. Lee A. Kennedy, et al., was filed in the Court of Chancery in the State of Delaware. The complaint seeks recovery on behalf of the Company of damages from certain directors for purported violations of fiduciary duties and breaches of good faith in connection with our default operations. LPS filed a motion to dismiss the complaint on August 1, 2011 and the plaintiff filed a response to the Company's motion on September 9, 2011. On January 21, 2011, a second complaint entitled Michael Wheatley, derivatively on behalf of Lender Processing Services, Inc. v. Jeffrey S. Carbiener, et al., was filed in the Circuit Court of the 4th Judicial Circuit, in and for Duval County, Florida. The second complaint also seeks damages from our directors and certain current and former executives and contains nearly identical allegations. The parties have agreed to a voluntary stay in this matter. With respect to the International Brotherhood matter, the parties filed a stipulation dismissing the complaint with prejudice which was granted by the court on February 14, 2012.

Washington Mutual Receivership Proceedings

The Federal Deposit Insurance Corporation ("FDIC"), in its capacity as Receiver for Washington Mutual Bank ("WAMU"), filed a complaint against the Company and certain of its subsidiaries on May 9, 2011 in the U.S. District Court for the Central District of California to recover alleged losses of approximately $154.5 million. The FDIC contends these losses were a direct and proximate result of the defendants' alleged breach of contract with WAMU and alleged gross negligence with respect to the provision of certain services by the Company's subsidiary LSI Appraisal LLC, an appraisal management company. In particular, the FDIC claims that the services provided failed to conform to federal and state law, regulatory guidelines and other industry standards, including specifically the provisions of the Uniform Standards of Professional Appraisal Practice ("USPAP"). The Company believes that the services it provided satisfied the terms and conditions of its contract with WAMU and were not performed with gross negligence. LPS filed a motion to dismiss the complaint on July 22, 2011 and the FDIC filed a response opposing the motion on August 4, 2011. On November 2, 2011, the court issued an order granting the Company's motion to dismiss the FDIC's claims of gross negligence, alter ego, single business enterprise and joint venture. On November 28, 2011 the FDIC amended its complaint and the Company filed another motion to dismiss on December 23, 2011, which the FDIC opposed on January 23, 2012. On February 6, 2012, the court denied in part and granted in part the Company's motion to dismiss, but granted the FDIC leave to amend its complaint. On February 17, 2012, the FDIC filed a second amended complaint. The only remaining claim in this matter is the FDIC's claim for breach of contract, which the Company intends to vigorously defend.

Regulatory Matters

Due to the heavily regulated nature of the mortgage industry, from time to time we receive inquiries and requests for information from various state and federal regulatory agencies, including state attorneys general, the U.S. Department of Justice and other agencies, about various matters relating to our business. These inquiries take various forms, including informal or formal requests, reviews, investigations and subpoenas. We attempt to cooperate with all such inquiries.

There continues to be increased scrutiny of all parties involved in the mortgage industry by governmental authorities, judges and the news media, among others. We have responded to or are currently responding to inquiries from multiple governmental agencies. These inquiries range from informal requests for information to grand jury subpoenas. In 2010, we learned that the U.S. Attorney's office for the Middle District of Florida and the Florida Attorney General had begun conducting separate inquiries concerning certain business processes in our default operations. Since then, other federal and state authorities, including various regulatory agencies, and other state attorneys general, have initiated inquiries about these matters, and additional agencies may do so in the future. The business processes that these authorities are considering include the former document preparation, verification, signing and notarization practices of certain of our default operations and our relationships with foreclosure attorneys. We have discovered, during our own internal reviews, potential issues related to some of these practices which may cause the validity of certain documents used in foreclosure proceedings to be challenged. However, we are not aware of any person who was wrongfully foreclosed upon as a result of a potential error in the processes used by our employees. We have been cooperating and we have expressed our willingness to continue to fully cooperate with all such inquiries.

Nevada Attorney General

On December 15, 2011, the Nevada Attorney General filed a civil complaint in the District Court for Clark County alleging various violations of the Nevada Unfair and Deceptive Trade Practices Act. On January 30, 2012, the Company filed a motion to dismiss the complaint. On February 17, 2012, the parties filed a stipulation to stay the proceeding while the parties engage in settlement negotiations relative to this complaint.

Missouri Attorney General

On February 6, 2012, the Missouri Attorney General issued a criminal indictment against our subsidiary, DocX, LLC, charging various counts of forgery and false certification. As we have previously disclosed, DocX was a small document solutions subsidiary that we shut down in May 2010, after discovering potential irregularities in certain of its document execution practices. The Company intends to vigorously defend against the allegations.

Consent Order

Following a review by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Office of Thrift Supervision (collectively, the "banking agencies"), we have entered into a consent order (the "Order") dated April 13, 2011 with the banking agencies. The banking agencies' review of our services included the services provided by our default operations to mortgage servicers regulated by the banking agencies, including document execution services. The Order does not make any findings of fact or conclusions of wrongdoing, nor does LPS admit any fault or liability. Under the Order, we agreed to further study the issues identified in the review and to enhance our compliance, internal audit, risk management and board oversight plans with respect to those businesses. We also agreed to engage an independent third party to conduct a risk assessment and review of our default management businesses and the document execution services we provided to servicers from January 1, 2008 through December 31, 2010. To the extent such review requires additional remediation of mortgage documents or identifies any financial injury from the document execution services we provided, we have agreed to implement an appropriate plan to address the issues. The Order contains various deadlines by which we have agreed to accomplish the undertakings set forth therein, and we have agreed to make periodic reports to the banking agencies on our progress. The Order does not include any fine or other monetary penalty, although the banking agencies have not yet concluded their assessment of whether any civil monetary penalties may be imposed.

Based on our current knowledge, we believe that the outcome of all pending or threatened legal and regulatory matters, including those described above, will not have a material adverse impact on our business operations, consolidated financial condition or liquidity. However, it is difficult to predict the final outcome of these matters due, among other things, to the early stage of many of these matters and the fact that these matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities. As a result, there can be no assurance that we will not incur costs and expenses in the future in excess of our current accrual that would be material, including but not limited to settlements, damages, fines or penalties and legal costs, or be subject to other remedies, as a result of the matters described above or other legal or regulatory matters. Therefore, it is reasonably possible that the current accrual for legal and regulatory matters will change and that the change could become material to the consolidated financial statements.

Leases

We lease certain of our property under leases which expire at various dates. Several of these agreements include escalation clauses and provide for purchases and renewal options for periods ranging from one to five years.

Future minimum operating lease payments for leases with initial or remaining terms greater than one year for each of the next five years and thereafter are as follows (in thousands):

2012	$ 20,842
2013	14,466
2014	7,935
2015	4,974
2016	296
Thereafter	—
Total	$ 48,513

Rent expense incurred under all operating leases during the years ended December 31, 2011, 2010 and 2009 was $26.5 million, $26.6 million and $26.3 million, respectively.

Data Processing and Maintenance Services Agreements

We have various data processing and maintenance services agreements with vendors, which expire through 2014, for portions of our computer data processing operations and related functions. The Company's estimated aggregate contractual obligation remaining under these agreements was approximately $31.8 million as of December 31, 2011. However, this amount could be more or less depending on various factors such as the inflation rate, the introduction of significant new technologies, or changes in the Company's data processing needs.

Indemnifications and Warranties

We often indemnify our customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of our software through software licensing agreements. Historically, we have not made any payments under such indemnifications, but continue to monitor the conditions that are subject to the indemnifications to identify whether a loss has occurred that is both probable and estimable that would require recognition. In addition, we warrant to customers that our software operates substantially in accordance with the software specifications. Historically, no costs have been incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements other than operating leases and the escrow arrangements described below.

Escrow Arrangements

In conducting our title agency, closing and tax services, we routinely hold customers' assets in escrow accounts, pending completion of real estate related transactions. Certain of these amounts are maintained in segregated accounts, and these amounts have not been included in the accompanying consolidated balance sheets. As an incentive for holding deposits at certain banks, we periodically have programs for realizing economic benefits through favorable arrangements with these banks. As of December 31, 2011, the aggregate value of all amounts held in escrow in our title agency, closing and tax services operations totaled $188.9 million.

(15) Employee Benefit Plans

Stock Purchase Plan

Our employees participate in the LPS Employee Stock Purchase Plan (the "ESPP Plan"). Under the terms of the ESPP Plan and subsequent amendments, eligible employees may voluntarily purchase, at current market prices, shares of common stock through payroll deductions. We have registered 10 million shares for issuance under the ESPP plan. Pursuant to the ESPP Plan, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees, based upon their contributions. We contribute varying matching amounts as specified in the ESPP Plan. We recorded expenses of $6.5 million, $6.8 million and $6.0 million for the years ended December 31, 2011, 2010 and 2009, respectively, relating to the participation of our employees in the ESPP Plan.

401(k) Profit Sharing Plan

Our employees participate in a qualified 401(k) plan sponsored by LPS. Under the terms of the plan and subsequent amendments, eligible employees may contribute up to 40% of their pretax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. We generally match 50% of each dollar of employee contribution up to 6% of the employee's total eligible compensation. We recorded expenses of $11.3 million, $10.8 million and $9.0 million for the years ended December 31, 2011, 2010 and 2009, respectively, relating to the participation of our employees in the 401(k) plan.

Stock Option Plans

Prior to spin-off

At the time of the spin-off, all options and awards held by our employees were issuable in the common stock of FIS. On July 2, 2008, in connection with the spin-off, all FIS options and FIS restricted stock awards held by our employees prior to the spin-off were converted into options and awards issuable in our common stock, authorized by our new stock option plan. The exercise price and number of shares subject to each FIS option and FIS restricted stock award were adjusted to reflect the differences in FIS's and our common stock prices, which resulted in an equal fair value of the options before and after the exchange. Therefore, no compensation charge was recorded in connection with the conversion. Since July 2, 2008, all options and awards held by our employees are issuable in LPS common stock.

Post spin-off

Our employees participate in LPS's 2008 Omnibus Incentive Plan (the "Plan"). Under the Plan, the Company may grant up to 14 million share-based awards to officers, directors and key employees. As of December 31, 2011, 4.8 million share-based awards were available for future grant under the Plan. Awards of restricted stock and shares issued as a result of exercises of stock options will be issued from treasury shares. Expired and forfeited awards are available for re-issuance. Vesting and exercise of share-based awards are generally contingent on continued employment.

The Company recognizes compensation expense on a straight-line or graded vesting basis over the vesting period of share-based awards. We recorded stock compensation expense of $41.7 million, $32.1 million and $28.0 million during 2011, 2010 and 2009, respectively, and a related income tax benefit of $0.9 million, $0.2 million and $2.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. For the year ended December 31, 2011, we recorded $10.5 million of stock compensation expense due to accelerations as a result of restructuring activities. This compensation expense is included in selling, general and administrative expenses in the accompanying consolidated statements of earnings.

During 2011 and 2010, $3.6 million and $3.4 million, respectively, of cash was used for minimum statutory withholding requirements upon net settlement of employee exercises of share-based awards.

As of December 31, 2011, the Company had $36.4 million of unrecognized compensation cost related to share-based payments, which is expected to be recognized in pre-tax earnings over a weighted average period of 1.36 years.

Options

The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of December 31, 2008	6,761,115	$ 31.16
Total Granted	1,949,400	28.53
Exercised(1)	(1,285,227)	19.97
Cancelled	(618,578)	35.19
Outstanding as of December 31, 2009	6,806,710	32.16
Total Granted	1,529,770	35.61
Exercised(1)	(537,879)	28.88
Cancelled	(79,159)	33.59
Outstanding as of December 31, 2010	7,719,442	33.06
Total Granted	1,938,943	22.23
Exercised(1)	(73,734)	12.76
Cancelled	(494,839)	33.46
Outstanding as of December 31, 2011	9,089,812	$ 30.85

(1) The total intrinsic value of stock options exercised during the years ended December 31, 2011, 2010 and 2009 was $0.9 million, $4.7 million and $16.3 million, respectively.

We measured the fair value of the awards at the date of grant using a Black-Scholes option pricing model with various assumptions. The risk-free interest rate is based on the rate in effect for the expected term of the option at the grant date. The dividend yield is based on historical dividends. The volatility assumptions are based on our historical volatility and the historical volatilities of comparable publicly traded companies using daily closing prices for the historical period commensurate with the expected term of the option. The expected life of the options is determined based on the Securities and Exchange Commission's simplified method for companies without enough historical data.

The following table summarizes weighted average assumptions used to estimate fair values for awards granted during the periods presented in the consolidated financial statements:

Year	Weighted Average Fair Value	Risk Free Interest Rate	Volatility Factor	Expected Dividend Yield	Weighted Average Expected Life (In Years)
2011	$6.19	1.5%	37%	2.0%	4.5
2010	$10.67	2.2%	36%	1.1%	4.5
2009	$8.35	2.0%	35%	1.4%	5.0

The following table summarizes stock options held by our employees that were outstanding and those that were exercisable as of December 31, 2011:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value at December 31, 2011	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value at December 31, 2011
$10.00 - 14.99	990,548	6.17	$ 14.17	$ 887,172	137,625	2.48	$ 12.84	$ 306,958
15.00 - 19.99	63,401	0.67	19.45	—	63,401	0.67	19.45	—
20.00 - 24.99	375	1.46	23.53	—	375	1.46	23.53	—
25.00 - 29.99	3,026,168	4.33	28.33	—	1,528,616	2.98	28.33	—
30.00 - 34.99	1,753,316	2.52	34.53	—	1,740,516	2.50	34.54	—
35.00 - 39.99	3,241,004	3.21	36.46	—	2,495,365	2.57	36.56	—
40.00 - 42.74	15,000	4.83	42.74	—	10,000	4.83	42.74	—
$0.00 - 42.74	9,089,812	3.76	$ 30.85	$ 887,172	5,975,898	2.63	$ 33.15	$ 306,958

The number of shares vested and expected to vest total approximately 9.1 million, have a weighted average remaining contractual life of 3.8 years, a weighted average exercise price of $30.85 and an intrinsic value of $0.9 million.

Restricted Stock

During the year ended December 31, 2011 we granted approximately 1.0 million shares of restricted stock with a weighted average grant date fair value of $23.98. Almost all of these restricted shares are subject to both a service and performance-based vesting condition. If the performance objective is not achieved, the restricted stock is subject to automatic forfeiture to the Company for no consideration. Dividends on the unvested restricted stock are accrued until the vest date, at which time they are paid in full to the participants. Additionally, all executive officers of the Company who were granted restricted stock in 2011 are required to hold a portion of their vested shares for a period of six months following the vesting of each tranche.

The following table summarizes our performance based and service based restricted stock activity for the year ended December 31, 2011:

	Service and Performance Based Restricted Stock	Service Based Restricted Stock
Outstanding as of December 31, 2008	—	483,942
Grants	—	479,050
Vestings	—	(285,363)
Cancellations	—	(4,842)
Outstanding as of December 31, 2009	—	672,787
Grants	566,710	1,925
Vestings	—	(290,220)
Cancellations	—	(1,333)
Outstanding as of December 31, 2010	566,710	383,159
Grants	985,341	2,340
Vestings	(188,894)	(258,105)
Cancellations	(7,917)	(2,499)
Outstanding as of December 31, 2011	1,355,240	124,895

(16) Income Taxes

Income tax expense attributable to continuing operations for the years ended December 31, 2011, 2010 and 2009 consists of the following (in thousands):

	2011	2010	2009
Current provision:			
Federal	$ 64,889	$ 141,607	$ 141,381
State	10,854	21,872	20,969
Total current provision	75,743	163,479	162,350
Deferred provision:			
Federal	5,297	27,030	18,392
State	22	3,340	3,482
Total deferred provision	5,319	30,370	21,874
Total provision for income taxes	$ 81,062	$ 193,849	$ 184,224

A reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended December 31, 2011, 2010 and 2009 is as follows:

	2011	2010	2009
Federal statutory income tax rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefit	3.04	3.27	3.23
Legal and regulatory accrual	2.18	—	—
Domestic production deduction	(2.75)	(0.28)	—
Research and development credit	(1.15)	(0.35)	(0.17)
Other	(0.12)	0.36	0.19
Effective income tax rate	36.20%	38.00%	38.25%

The significant components of deferred income tax assets and liabilities at December 31, 2011 and 2010 consist of the following (in thousands):

	2011	2010
Deferred income tax assets:		
Employee benefits	$ 44,142	$ 30,509
Deferred revenue	23,385	24,573
Allowance for doubtful accounts	13,758	12,829
Net operating losses	9,923	11,133
State taxes	3,284	7,493
Accruals and reserves	37,907	6,764
Investments	1,104	174
Total gross deferred income tax assets	133,503	93,475
Less: valuation allowance	—	—
Total deferred income tax assets	133,503	93,475
Deferred income tax liabilities:		
Amortization of goodwill and intangible assets	(148,892)	(120,486)
Depreciation	(20,135)	(13,952)
Deferred contract costs	(13,225)	(11,667)
Total deferred income tax liabilities	(182,252)	(146,105)
Net deferred income taxes	$ (48,749)	$ (52,630)

Deferred income taxes have been classified in the consolidated balance sheets as of December 31, 2011 and 2010 as follows (in thousands):

	2011	2010
Current assets	$ 74,006	$ 44,102
Non-current liabilities	(122,755)	(96,732)
Net deferred income taxes	$ (48,749)	$ (52,630)

Management believes that based on its historical pattern of taxable income, projections of future taxable income, tax planning strategies and other relevant evidence, the Company will produce sufficient taxable income in the future to realize its deferred income tax assets. A valuation allowance is established for any portion of a deferred income tax asset if management believes it is more likely than not that the Company will not be able to realize the benefits or a portion of a deferred income tax asset. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of deferred income tax asset that is realizable.

At December 31, 2011 and 2010 the Company has federal net operating loss carryforwards resulting in deferred tax assets of $9.9 million and $11.1 million, respectively. These net operating losses expire between 2027 and 2031. The Company fully anticipates utilizing these losses prior to expiration and thus, no valuation allowance has been established.

The Company is a participant in the Internal Revenue Service's Compliance Assurance Process (CAP), which is a real time audit of the income tax returns and other tax related matters. The IRS has completed its review for tax years 2002 through 2010 resulting in no material adverse changes to any member of the LPS consolidated group. The IRS is currently reviewing the 2011 tax year and management believes the ultimate resolution of the examination will not result in a material adverse effect to our financial position or results of operations. Substantially all of the state income tax audits have been concluded through the 2007 tax year.

Reserves for uncertain tax positions are computed by determining a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on measurement and classification of amounts relating to uncertain tax positions, accounting for interest and penalties, and disclosures. The Company has performed an evaluation of its tax positions and has concluded that as of December 31, 2011, there were no significant uncertain tax positions requiring recognition in its financial statements. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense.

(17) Concentration of Risk

We generate a significant amount of revenue from large customers, including one customer that accounted for 21.5%, 20.0% and 13.9% of total revenue and another customer that accounted for 17.4%, 11.1% and 12.5% of total revenue, in the years ended December 31, 2011, 2010 and 2009, respectively.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

(18) Segment Information

Summarized financial information concerning our segments is shown in the following tables.

As of and for the year ended December 31, 2011 (in thousands):

	Technology, Data and Analytics	Loan Transaction Services	Corporate and Other	Total
Revenues	$ 740,692	$ 1,355,491	$ (6,071)	$ 2,090,112
Cost of revenues	437,088	987,089	(5,853)	1,418,324
Gross profit	303,604	368,402	(218)	671,788
Selling, general and administrative expenses	67,752	78,482	235,372	381,606
Operating income (loss)	235,852	289,920	(235,590)	290,182
Total other income (expense)	1,386	1,704	(69,404)	(66,314)
Earnings (loss) from continuing operations before income tax	237,238	291,624	(304,994)	223,868
Income tax provision (benefit)	80,661	99,152	(98,751)	81,062
Earnings (loss) from continuing operations	$ 156,577	$ 192,472	$ (206,243)	$ 142,806
Depreciation and amortization (1)	$ 67,942	$ 15,432	$ 7,002	$ 90,376
Capital expenditures (1)	$ 73,926	$ 15,230	$ 5,891	$ 95,047
Total assets (2)	$ 1,230,610	$ 754,113	$ 260,692	$ 2,245,415
Goodwill (2)	$ 755,757	$ 377,071	$ —	$ 1,132,828

As of and for the year ended December 31, 2010 (in thousands):

	Technology, Data and Analytics	Loan Transaction Services	Corporate and Other	Total
Revenues	$ 693,264	$ 1,691,426	$ (7,829)	$ 2,376,861
Cost of revenues	378,576	1,190,086	(5,844)	1,562,818
Gross profit	314,688	501,340	(1,985)	814,043
Selling, general and administrative expenses	58,699	94,595	80,659	233,953
Operating income (loss)	255,989	406,745	(82,644)	580,090
Total other income (expense)	2,065	882	(72,902)	(69,955)
Earnings (loss) from continuing operations before income tax	258,054	407,627	(155,546)	510,135
Income tax provision (benefit)	98,058	154,898	(59,107)	193,849
Earnings (loss) from continuing operations	$ 159,996	$ 252,729	$ (96,439)	$ 316,286
Depreciation and amortization (1)	$ 59,901	$ 21,753	$ 7,425	$ 89,079
Capital expenditures (1)	$ 73,791	$ 18,499	$ 6,994	$ 99,284
Total assets (2)	$ 1,228,943	$ 837,150	$ 185,750	$ 2,251,843
Goodwill (2)	$ 774,061	$ 385,478	$ —	$ 1,159,539

As of and for the year ended December 31, 2009 (in thousands):

	Technology, Data and Analytics	Loan Transaction Services	Corporate and Other	Total
Revenues	$ 638,332	$ 1,682,308	$ (21,552)	$ 2,299,088
Cost of revenues	351,687	1,157,402	(21,646)	1,487,443
Gross profit	286,645	524,906	94	811,645
Selling, general and administrative expenses	50,345	107,484	88,852	246,681
Operating income (loss)	236,300	417,422	(88,758)	564,964
Total other income (expense)	1,378	1,115	(85,827)	(83,334)
Earnings (loss) from continuing operations before income tax	237,678	418,537	(174,585)	481,630
Income tax provision (benefit)	88,206	160,088	(64,070)	184,224
Earnings (loss) from continuing operations before equity in losses of unconsolidated entity	149,472	258,449	(110,515)	297,406
Equity in losses of unconsolidated entity	—	—	(37)	(37)
Earnings from continuing operations	$ 149,472	$ 258,449	$ (110,552)	$ 297,369
Depreciation and Amortization (1)	$ 63,797	$ 19,358	$ 8,130	$ 91,285
Capital Expenditures (1)	$ 58,638	$ 19,218	$ 6,014	$ 83,870

(1) Excludes the impact of discontinued operations.
(2) Includes the impact of discontinued operations.

(19) Consolidating Financial Information

As explained in note 13, on August 18, 2011, LPS (the "Parent Company") entered into an Amendment, Restatement and Joinder Agreement (the "Amendment Agreement") in respect of the Credit Agreement dated as of July 2, 2008 (the "2008 Credit Agreement"). The 2011 Credit Agreement and the Notes are fully and unconditionally guaranteed, jointly and severally, by the majority of the subsidiaries of the Parent Company (the "Subsidiary Guarantors"). Certain other subsidiaries (the "Other Subsidiaries") are not guarantors of the 2011 Credit Agreement and the Notes. The guarantees of the Notes by the Subsidiary Guarantors are general unsecured obligations of the Subsidiary Guarantors, and accordingly are senior to any of their existing and future subordinated debt obligations, equal in right of payment with any of their existing and future senior unsecured indebtedness and effectively subordinated to any of their existing and future secured indebtedness to the extent of the assets securing such debt (including the Subsidiary Guarantors' obligations under the 2011 Credit Agreement).

The Parent Company conducts virtually all of its business operations through its Subsidiary Guarantors and Other Subsidiaries. Accordingly, the Parent Company's main sources of internally generated cash are dividends and distributions with respect to its ownership interests in the subsidiaries, which are derived from the cash flow generated by the subsidiaries.

As of December 31, 2011, the Parent Company has no independent assets or operations, and our subsidiaries' guarantees are full and unconditional and joint and several. There are no significant restrictions on the ability of LPS or any of the Subsidiary Guarantors to obtain funds from any of our subsidiaries other than National Title Insurance of New York, Inc. ("NTNY"), our title insurance underwriter subsidiary, by dividend or loan. As discussed in note 5, NTNY is statutorily required to maintain investment assets backing its reserves for settling losses on the policies it issues, and its ability to pay dividends or make loans is limited by regulatory requirements. NTNY, which is not a subsidiary guarantor, was more than a minor subsidiary as of and during the years ended December 31, 2011 and 2010.

The following tables set forth, on a consolidating basis, the statements of earnings and the statements of cash flows for the years ended December 31, 2011, 2010 and 2009 and the balance sheets as of December 31, 2011 and 2010, for the Parent Company, the Subsidiary Guarantors and Other Subsidiaries.

The following table represents our consolidating balance sheet as of December 31, 2011 (in thousands):

	Parent Company(1)	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Assets:					
Current assets	$ 2,065	$ 515,189	$ 13,582	$ —	$ 530,836
Investment in subsidiaries	1,599,546	—	—	(1,599,546)	—
Non-current assets	22,761	1,629,971	61,847	—	1,714,579
Total assets	$ 1,624,372	$ 2,145,160	$ 75,429	$(1,599,546)	$ 2,245,415
Liabilities and equity:					
Current liabilities	$ 55,856	$ 368,780	$ 33,350	$ —	$ 457,986
Total liabilities	1,136,384	588,408	32,635	—	1,757,427
Total equity	487,988	1,556,752	42,794	(1,599,546)	487,988
Total liabilities and equity	$ 1,624,372	$ 2,145,160	$ 75,429	$(1,599,546)	$ 2,245,415

The following table represents our consolidating statement of earnings for the year ended December 31, 2011 (in thousands):

	Parent Company(2)	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Revenues	$ —	$ 1,819,061	$ 271,051	$ —	$ 2,090,112
Operating expenses	41,709	1,496,167	262,054	—	1,799,930
Operating income	(41,709)	322,894	8,997	—	290,182
Other income (expense)	(67,583)	(92)	1,361	—	(66,314)
Earnings (loss) from continuing operations before income taxes and equity in earnings of consolidated entity	(109,292)	322,802	10,358	—	223,868
Provision (benefit) for income taxes	(39,574)	117,129	3,507	—	81,062
Earnings (loss) from continuing operations before equity in earnings of consolidated entities	(69,718)	205,673	6,851	—	142,806
Equity in earnings of consolidated entities, net of tax	166,261	—	—	(166,261)	—
Earnings (loss) from continuing operations	96,543	205,673	6,851	(166,261)	142,806
Loss from discontinued operations, net of tax	—	(46,263)	—	—	(46,263)
Net earnings	$ 96,543	$ 159,410	$ 6,851	$ (166,261)	$ 96,543

The following table represents our consolidating statement of cash flows for the year ended December 31, 2011 (in thousands):

	Parent Company	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Cash flow from operating activities:					
Net earnings	$ 96,543	$ 159,410	$ 6,851	$ (166,261)	$ 96,543
Adjustment to reconcile net earnings to net cash provided by (used in) operating activities:					
Non-cash expenses and other items	(126,087)	178,746	590	166,261	219,510
Changes in assets and liabilities, net of effects from acquisitions	(4,376)	161,230	4,952	—	161,806
Net cash provided by (used in) operating activities	(33,920)	499,386	12,393	—	477,859
Net cash provided by (used in) investing activities	4,451	(138,623)	(21,534)	—	(155,706)
Net cash used in financing activities	(297,085)	—	—	—	(297,085)
Net increase (decrease) in cash and cash equivalents	$ (326,554)	$ 360,763	$ (9,141)	$ —	$ 25,068
Cash and cash equivalents, beginning of year					52,287
Cash and cash equivalents, end of year					$ 77,355

The following table represents our consolidating balance sheet as of December 31, 2010 (in thousands):

	Parent Company(1)	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Assets:					
Current assets	$ 351	$ 541,458	$ 17,465	$ —	$ 559,274
Investment in subsidiaries	1,743,989	—	—	(1,743,989)	—
Non-current assets	12,745	1,644,224	35,600	—	1,692,569
Total assets	$ 1,757,085	$ 2,185,682	$ 53,065	$ (1,743,989)	$ 2,251,843
Liabilities and equity:					
Current liabilities	$ 149,787	$ 286,964	$ 28,976	$ —	$ 465,727
Total liabilities	1,230,871	465,949	28,809	—	1,725,629
Total equity	526,214	1,719,733	24,256	(1,743,989)	526,214
Total liabilities and equity	$ 1,757,085	$ 2,185,682	$ 53,065	$ (1,743,989)	$ 2,251,843

The following table represents our consolidating statement of earnings for the year ended December 31, 2010 (in thousands):

	Parent Company(2)	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Revenues	$ —	$ 2,079,981	$ 296,880	$ —	$ 2,376,861
Operating expenses	32,077	1,480,695	283,999	—	1,796,771
Operating income (loss)	(32,077)	599,286	12,881	—	580,090
Other income (expense)	(71,277)	772	550	—	(69,955)
Earnings (loss) from continuing operations before income taxes and equity in earnings of consolidated entity	(103,354)	600,058	13,431	—	510,135
Provision (benefit) for income taxes	(39,275)	228,019	5,105	—	193,849
Earnings (loss) from continuing operations before equity in earnings of consolidated entities	(64,079)	372,039	8,326	—	316,286
Equity in earnings of consolidated entities, net of tax	366,423	—	—	(366,423)	—
Earnings (loss) from continuing operations	302,344	372,039	8,326	(366,423)	316,286
Loss from discontinued operations, net of tax	—	(13,942)	—	—	(13,942)
Net earnings	$ 302,344	$ 358,097	$ 8,326	$ (366,423)	$ 302,344

The following table represents our consolidating statement of cash flows for the year ended December 31, 2010 (in thousands):

	Parent Company	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Cash flow from operating activities:					
Net earnings	$ 302,344	$ 358,097	$ 8,326	$ (366,423)	$ 302,344
Adjustment to reconcile net earnings to net cash provided by (used in) operating activities:					
Non-cash expenses and other items	(331,426)	130,015	794	366,423	165,806
Changes in assets and liabilities, net of effects from acquisitions	(23,318)	(656)	4,518	—	(19,456)
Net cash provided by (used in) operating activities	(52,400)	487,456	13,638	—	448,694
Net cash used in investing activities	(271)	(131,186)	(20,979)	—	(152,436)
Net cash used in financing activities	(311,521)	(2,978)	—	—	(314,499)
Net (decrease) increase in cash and cash equivalents	$ (364,192)	$ 353,292	$ (7,341)	$ —	$ (18,241)
Cash and cash equivalents, beginning of year					70,528
Cash and cash equivalents, end of year					$ 52,287

The following table represents our consolidating statement of earnings for the year ended December 31, 2009 (in thousands):

	Parent Company(2)	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Revenues	$ —	$ 2,252,409	$ 46,679	$ —	$ 2,299,088
Operating expenses	28,042	1,658,744	47,338	—	1,734,124
Operating income (loss)	(28,042)	593,665	(659)	—	564,964
Other income (expense)	(84,742)	668	740	—	(83,334)
Earnings (loss) from continuing operations before income taxes, equity in earnings of consolidated entities and equity in earnings of unconsolidated entity	(112,784)	594,333	81	—	481,630
Provision (benefit) for income taxes	(43,140)	227,334	30	—	184,224
Earnings (loss) from continuing operations before equity in earnings of unconsolidated entity and equity in earnings of consolidated entity	(69,644)	366,999	51	—	297,406
Equity in earnings of consolidated entity	346,891	—	—	(346,891)	—
Equity in earnings of unconsolidated entity	—	(37)	—	—	(37)
Earnings from continuing operations	277,247	366,962	51	(346,891)	297,369
Loss from discontinued operations, net of tax	—	(20,663)	—	—	(20,663)
Net earnings	277,247	346,299	51	(346,891)	276,706
Net earnings attributable to noncontrolling minority interests	—	(977)	—	—	(977)
Net earnings attributable to Lender Processing Services, Inc.	$ 277,247	$ 345,322	$ 51	$ (346,891)	$ 275,729

The following table represents our consolidating statement of cash flows for the year ended December 31, 2009 (in thousands):

	Parent Company	Subsidiary Guarantors	Other Subsidiaries	Consolidating Adjustments	Total Consolidated Amounts
Cash flow from operating activities:					
Net earnings	$ 277,247	$ 345,322	$ 51	$ (346,891)	$ 275,729
Adjustment to reconcile net earnings to net cash provided by (used in) operating activities:					
Non-cash expenses and other items	(340,509)	145,693	275	346,891	152,350
Changes in assets and liabilities, net of effects from acquisitions	10,907	4,431	271	—	15,609
Net cash provided by (used in) operating activities	(52,355)	495,446	597	—	443,688
Net cash used in investing activities	(63,741)	(115,991)	(3)	—	(179,735)
Net cash provided by (used in) financing activities	(319,394)	3	—	—	(319,391)
Net increase (decrease) in cash and cash equivalents	$ (435,490)	$ 379,458	$ 594	$ —	$ (55,438)
Cash and cash equivalents, beginning of year					125,966
Cash and cash equivalents, end of year					$ 70,528

(1) The Parent Company does not allocate current or deferred income tax assets or liabilities to the Subsidiary Guarantors or Other Subsidiaries.

(2) The Parent Company does not allocate corporate overhead to the Subsidiary Guarantors or Other Subsidiaries.

(20) Subsequent Events

Subsequent events have been evaluated through the date on which the financial statements were filed.

Dividend Declared

On February 2, 2012, the Board of Directors declared a regular quarterly dividend of $0.10 per common share payable March 15, 2012 to stockholders of record as of the close of business on March 1, 2012.

Sold Businesses

On January 12, 2012, we completed the sale of our SoftPro business unit, previously included within the Technology, Data and Analytics segment, and, on February 1, 2012, we completed the sale of our Tax Services group, previously included within the Loan Transaction Services segment. We anticipate recognizing a cumulative gain associated with the sale of these businesses.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

None.

Item 9A. ***Controls and Procedures.***

As of the end of the year covered by this report, the Company carried out an evaluation, under the supervision and with the participation of its principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Exchange Act. Based on this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that we file or submit under the Act is: (a) recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; and (b) accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has adopted the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this annual report. KPMG LLP, an independent registered public accounting firm has issued an attestation report on our internal control over financial reporting as set forth in Item 8.

Item 9B. ***Other Information.***

None.

PART III

Items 10-14.

Within 120 days after the close of its fiscal year, the Company intends to file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 as amended, which will include the matters required by these items.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(1) Financial Statement Schedules:

All schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements or notes to the statements.

(2) Exhibits:

The following is a complete list of exhibits included as part of this report, including those incorporated by reference. A list of those documents filed with this report is set forth on the Exhibit Index appearing elsewhere in this report and is incorporated by reference.

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Lender Processing Services, Inc. (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-8 filed on July 8, 2008).
3.2	Amended and Restated Bylaws of Lender Processing Services, Inc. (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-8 filed on July 8, 2008).
4.1	Indenture, dated as of July 2, 2008, among Lender Processing Services, Inc., the guarantors parties thereto and U.S. Bank Corporate Trust Services, as Trustee relating to 8.125% Notes due 2016 (incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-8 filed on July 8, 2008).
4.2	Form of 8.125% Note due 2016 (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-4 filed on August 27, 2008).
4.3	Form of certificate representing Lender Processing Services, Inc. Common Stock (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-8 filed on July 8, 2008).
10.1	Credit Agreement, dated as of August 18, 2011, among Lender Processing Services, Inc., the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (including the schedules and exhibits thereto) (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 22, 2011).
10.2	Lender Processing Services, Inc. Annual Incentive Plan (incorporated by reference to Annex B to the Registrant's Schdule 14A filed April 4, 2011).(1)
10.3	Lender Processing Services, Inc. Amended and Restated 2008 Omnibus Incentive Plan (incorporated by reference to Annex B to the Registrant's Schdule 14A filed April 4, 2009).(1)
10.4	Form of Notice of Restricted Stock Grant and Restricted Stock Award Agreement (incorporated by reference to Exhibit 99.6 to Current Report on Form 8-K filed on August 14, 2008).(1)
10.5	Form of Stock Option Agreement and Notice of Stock Option Grant (incorporated by reference to Exhibit 99.5 to Current Report on Form 8-K filed on August 14, 2008).(1)
10.6	Form of Performance-Based Restricted Stock Award Agreement and Notice of Performance-Based Restricted Stock Grant (incorporated by reference to Exhibit 99.3 to Current Report on 8-K filed on May 12, 2010).(1)
10.7	Form of Amendment to Performance-Based Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on August 9, 2010).(1)
10.8	Form of Restricted Stock Award Agreement and Notice of Restricted Stock Grant (Retention) (incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K filed March 1, 2011).(1)
10.9	Form of Performance-Based Restricted Stock Award Agreement and Notice of Performance-Based Restricted Stock Grant (incorporated by reference to Exhibit 99.2 to Current Report on 8-K filed on December 1, 2010).(1)
10.10	Form of Performance-Based Restricted Stock Award Agreement and Notice of Performance-Based Restricted Stock Grant (incorporated by reference to Exhibit 10-10 to Registrant's Annual Report on Form 10-K filed March 1, 2011). (1)
10.11	Lender Processing Services, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to Current Report on Form 8-K filed on July 9, 2008).(1)
10.12	Lender Processing Services, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.8 to Current Report on Form 8-K filed on July 9, 2008).(1)

Exhibit No.	Description
10.13	Lender Processing Services, Inc. Executive Life and Supplemental Retirement Benefit Plan (incorporated by reference to Exhibit 10.9 to Current Report on Form 8-K filed on July 9, 2008).(1)
10.14	Lender Processing Services, Inc. Special Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.10 to Current Report on Form 8-K filed on July 9, 2008).(1)
10.15	Employment Agreement, effective as of October 5, 2011, by and between Lender Processing Services, Inc. and Hugh R. Harris (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on November 4, 2011). (1)
10.16	Employment Agreement, effective as of December 31, 2009, by and between Lender Processing Services, Inc. and Daniel T. Scheuble (incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K filed on January 6, 2010).(1)
10.17	Employment Agreement between Lender Processing Services, Inc. and Lee A. Kennedy, dated March 26, 2010 (incorporated by reference to Exhibit 99.1 to Current Report on Form 8-K filed on March 31, 2010).(1)
10.18	Employment Agreement, effective as of November 1, 2010, by and between Lender Processing Services, Inc. and Thomas L. Schilling (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on November 8, 2010).(1)
10.19	Amendment, Restatement and Joinder Agreement, dated August 18, 2011, among Lender Processing Services, Inc., the lenders parties thereto from time to time and JP Morgan Chase Bank, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit 10.1 to Current Report on From 8-K filed on August 22, 2011).
10.20	Form of Performance-Based Restricted Stock Award Agreement and Notice of Performance-Based Restricted Stock Grant (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed on November 4, 2011).(1)
10.21	Form of Performance-Based Cash Bonus Award Agreement and Notice of Performance-Based Cash Bonus Award (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed on November 4, 2011).(1)
10.22	Form of Performance-Based Restricted Stock Award Agreement and Notice of Performance-Based Restricted Stock Grant (incorporated by reference to Exhibit 10.6 to Quarterly Report on Form 10-Q filed on November 4, 2011).(1)
10.23	Form of Performance-Based Retention Incentive Award Agreement and Notice of Performance-Based Retention Incentive Award (incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q filed November 4, 2011). (1)
10.24	Addendum effective as of July 6, 2011 to the Employment Agreement with Lee A. Kennedy dated March 26, 2010 (incorporated by reference to exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q filed November 4, 2011). (1)
10.25	Addendum dated September 30, 2011 to the Employment Agreement with Daniel T. Scheuble dated December 31, 2009 (incorporated by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q filed November 4, 2011). (1)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (KPMG LLP).
31.1	Certification of Hugh R. Harris, Chief Executive Officer of Lender Processing Services, Inc., pursuant to rule 13a-14 (a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Thomas L. Schilling, Chief Financial Officer of Lender Processing Services, Inc., pursuant to rule 13a-14(a) or 15d-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Hugh R. Harris, Chief Executive Officer of Lender Processing Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Thomas L. Schilling, Chief Financial Officer of Lender Processing Services, Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Consent Order among the registrant and the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Office of Thrift Supervision (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on April 13, 2011).
101	The following materials from Lender Processing Services, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Earnings, (iii) the Consolidated Statements of Comprehensive Earnings, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows, and (vi) the Notes to the Consolidated Financial Statements.

(1) Management Contract or Compensatory Plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2012

Lender Processing Services, Inc.

By: /s/ HUGH R. HARRIS
Hugh R. Harris
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 29, 2012	By:	/s/ HUGH R. HARRIS Hugh R. Harris President and Chief Executive Officer (Principal Executive Officer) Director
Date: February 29, 2012	By:	/s/ THOMAS L. SCHILLING Thomas L. Schilling Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Date: February 29, 2012	By:	/s/ LEE A. KENNEDY /s/ Lee A. Kennedy Lee A. Kennedy Executive Chairman of the Board
Date: February 29, 2012	By:	/s/ ALVIN R. (PETE) CARPENTER Alvin R. (Pete) Carpenter Director
Date: February 29, 2012	By:	/s/ PHILLIP G. HEASLEY Philip G. Heasley Director
Date: February 29, 2012	By:	/s/ DAVID K. HUNT David K. Hunt Director
Date: February 29, 2012	By:	/s/ JAMES K. HUNT James K. Hunt Director
Date: February 29, 2012	By:	/s/ SUSAN E. LESTER Susan E. Lester Director

(This page intentionally left blank)

(This page intentionally left blank)

Corporate Information

HEADQUARTERS

Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, FL 32204
904.854.5100
www.LPSVCS.com

STOCK LISTING

The New York Stock Exchange symbol: LPS

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
800.568.3476
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1 Independent Drive
Suite 1100
Jacksonville, FL 32202

ANNUAL SHAREHOLDER MEETING

May 24, 2012, 10:00 a.m. ET
LPS Corporate Headquarters
601 Riverside Avenue
Jacksonville, FL 32204

LPS ONLINE

Visit www.LPSVCS.com for more information about our businesses, products and services, and governance practices, as well as to gain access to our annual reports, press releases, earnings and dividend news, SEC filings and information on upcoming events.

INVESTOR RELATIONS

Nancy Murphy
Vice President, Investor Relations
904.854.8640

To obtain a printed copy of the annual report on Form 10-K (without exhibits), or for other general inquiries, investors may write to LPS' Investor Relations Department at the above address or e-mail (investor@lpsvcs.com) or call 904.854.5086.

LPS®
LENDER PROCESSING SERVICES

LENDER PROCESSING SERVICES